
10012405


MILK-BONE


MILK-BONE


Kibbles 'n Bits


Del Monte
WHOLE KERNEL CORN


Fruit Naturals
PEACH CHUNKS



Del Monte Foods

2010 Annual Report

Nourishing Families. Enriching Lives. Every Day.


Fresh Cut
ORCHARD SELECT
Sliced Cling Peaches
Del Monte
WHOLE


Del Monte
Pear Halves
Sliced Peaches
ORCHARD SELECT
Sliced Cling Peaches
WHOLE
PEAS & CARROTS


Received SEC
AUG 1 8 2010
Washington, DC 20549

Connections—the bonds we forge with our families and our pets—are what make life worth living.

They are the result of shared experiences, like a home-cooked meal with the family around the table or the simple pleasure of giving a dog a treat.

It's no surprise that many of our connections—our very best experiences with those we love—involve food. Eating good food, including lots of fruits and vegetables, nourishes our bodies; eating good food together nourishes our souls.

So when it's time for nourishment, take a look in your pantry. Chances are you have a lot of the ingredients on hand for a healthy meal or snack—and that many of them are made by Del Monte Foods.


MILK-BONE


MILK-BONE
Large
Large

Milk-Bone dog biscuits have been encouraging man's best friend to sit, shake hands, and lie down for more than 100 years—all while giving dogs cleaner teeth and fresher breath.




MILK-BONE


MILK-BONE





Where does your dog want to be? Wherever you are!

People and their pets are often inseparable, and that's just how pets like it. Your dog needs to spend time with you, and the benefit goes both ways; adding a dog to your family is a very healthy thing to do! You will, inevitably, want to reward (and treat) your dog, and we make that easy with a wide variety of delicious and irresistible pet snacks.




100% COMPLETE
Kibbles 'n Bits



Kibbles 'n Bits combines crunchy kibbles with moist, tender, real meaty bits in eight distinct varieties to provide 100% balanced nutrition for dogs of all sizes.


365


Kibbles n Bits





Your pet is part of the family—and wants to be fed well.

Everyone needs to eat well—including the pets that are part of more than half of all American homes. Which is why Del Monte Foods offers a comprehensive line of dog and cat foods known for their quality, balanced nutrition, and taste—something to please even the most discerning eater.



You can get every member of the family to eat their vegetables when you serve products like *Del Monte* Whole Kernel Corn, fresh-packed for that off-the-cob flavor.








Del Monte
WHOLE
KERNEL CORN
Del Monte
WHOLE
KERNEL CORN
Del Monte

Celebrate the family dinner. Every day.



A shared meal—whether it's an excuse to gather the extended family or just your average Tuesday night dinner with the kids—is always a special occasion. There's no need for it to be elaborate or time-consuming with nutritious, easy-to-use products from Del Monte Foods.







Del Monte Fruit Naturals—perfectly ripe fruit in nine delicious varieties—make a perfect snack for a busy day or a healthy ending to a great meal.


TOMMY'S LIST
- HOMEWORK
- SCIENCE PROJECT
- WASH DOG
- CLEAN T.V. ROOM
- GARBAGE OUT


Fruit Naturals
Fruit Naturals
PEACH CHUNKS

Play together. And eat well.



Whether you're at home or on the go, Del Monte Foods makes it easy to enjoy great-tasting meals with our vast selection of fruit, vegetable, and tomato products—picked and packed at the peak of ripeness to lock in taste and nutrition, and ready to eat in minutes.




MILK-BONE




Dear Fellow Stockholders:

In fiscal 2010, Del Monte Foods reported outstanding financial results, including solid top-line growth, strong cash flow, and record earnings. While delivering these impressive results, we also invested in our future by significantly increasing our ongoing marketing expenditures against our strong brands. Marketing is a key component of our Accelerated Growth Plan, a three-part, multiyear growth strategy which also includes a focus on improving profit margins and driving growth engines. Successful execution of our strategy made Del Monte Foods a much stronger company. Our fiscal 2010 accomplishments have established a new performance level and have set a higher base for growth and performance as we head into fiscal 2011.



It was, in short, an outstanding year for Del Monte Foods, and I want to thank our team for an outstanding effort. The Del Monte Foods team turned strategy into results. I am confident they will continue to do so in fiscal 2011 and the years ahead. We are committed to growing our business from this higher level of performance.

Great Results

Our fiscal 2010 results are a testament to our strategy and our ability to execute:

- Solid top-line growth: Fiscal 2010 net sales increased 3.1 percent to $3.7 billion (or approximately 5 percent on a comparable 52-week basis). Our Pet Products segment grew by 4.6 percent during the year (or approximately 7 percent on a comparable 52-week basis); our Consumer Products segment grew by 1.9 percent (or approximately 4 percent on a comparable 52-week basis) in fiscal 2010.

- Strong cash flow: The Company generated cash flow of approximately $250 million and, through a combination of cash on hand and cash generated, substantially reduced debt levels.

- Record earnings: Earnings per share from continuing operations came to $1.19, a dramatic increase of 61 percent from the $0.74 reported in fiscal 2009. Pet Products sales were a significant contributor to earnings growth: operating income in our Pet Products segment grew 60 percent, and the operating margin was 20 percent, a 720 basis point improvement over fiscal 2009. Consumer Products also contributed to our excellent bottom line, with a 14 percent increase in operating income and a 120 basis point improvement in operating margin.

Reflecting our substantially enhanced financial strength and our confidence in our future performance, the Company also made significant announcements in June 2010 related to returning cash to stockholders:

- An increase in our quarterly dividend to $0.09 per share, which is 80 percent higher than our prior quarterly dividend of $0.05 per share.

- A plan to repurchase up to $350 million worth of shares over the next three years, with $100 million to $140 million of that repurchase planned for fiscal 2011.

Investing In Our Future

Our fiscal 2010 performance is particularly significant as we delivered record earnings while substantially increasing our investments in the future of Del Monte Foods. From fiscal 2009 to fiscal 2010, we increased our marketing investment by 54 percent. We have done more than simply raise the level of advertising expenditures. We have invested in the entire marketing infrastructure—from streamlining and upgrading outside agencies to hiring additional creative marketing talent—as we build an even more marketing-centric organization.

Our goal is to ensure that marketing and our consumers are core to strategic decision-making at every level of Del Monte Foods. I believe we have made great progress on this front and are already realizing the benefits of this enhanced focus on marketing.

In fiscal 2010, we supported each of our major brands with on-air campaigns. One of particular significance was for our *Milk-Bone* brand. The *It's Good to Give* campaign promoted our line of *Milk-Bone* products and also supported



Canine Assistants, a very worthy charity. Canine Assistants is a nonprofit organization that trains and provides service dogs for children and adults with special needs.

The cumulative benefit from our marketing investments will continue to build in fiscal 2011 and beyond and will significantly enhance the already deep equity in our many brands. One of our strategic goals is to unleash the power of our core brands; investing in marketing is a key component of achieving that goal.

In addition to investing in our marketing capabilities, we strive to improve our business by enhancing efficiency and productivity and by strengthening our ability to serve our retail customers.

We continued to successfully reduce costs through various productivity initiatives in fiscal 2010. For example, we made good progress on streamlining our distribution network during the year; since 2007, we have reduced the total mileage in our network by 29 million miles. This results in significant cost savings for Del Monte Foods; it also reduces greenhouse gas emissions and contributes to environmental sustainability. At Del Monte Foods, we have often found that good environmental practices go hand-in-hand with sound business practices.

We also invested in and streamlined our supply chain, benefiting inventory levels by improving the efficiency of moving products from our plants to customers' shelves. This improves our customers' businesses as well as our own. Our goal is to be recognized as a top-tier strategic partner, deepening our relationship with each of our customers while working to build our business and theirs.

Our Strategy Is Working

During fiscal 2010, Del Monte Foods achieved excellent progress against each of the three major pillars of our Accelerated Growth Plan:

Focus on Margins

We work hard to earn more from the sales we generate. As our fiscal 2010 financial results demonstrate, we have successfully expanded our margins. We protected our price points, increased in prior years to cover cost increases, primarily in raw materials and energy. During the year, we were particularly successful at launching effective trade promotions during key seasonal periods, which successfully drove volume while maintaining our desired pricing levels. During fiscal 2010, margins benefited from a more stable cost environment; nonetheless, we also worked hard to increase margins by improving the productivity and efficiency of getting products from plants to store shelves. We generated $88 million in productivity-related savings during the year—achieving our 3 percent productivity improvement target—reflecting progress in LEAN manufacturing initiatives, improved procurement strategies, and optimization of our logistics network. We have a clear path to more such savings in fiscal 2011.

Unleash the Power of Core Brands

As already noted, we dramatically intensified our investment in marketing with new resources and new campaigns. We are a branded consumer packaged foods company, and our success depends on our ability to leverage the power of the brands in our portfolio. Innovation, vital to our core brands and to our customers, is a key component of our strategy: identifying consumer needs, creating products that meet those needs, and using the power of our brands and distribution



capability to make new products successful. During fiscal 2010, we realigned and invested in our innovation capabilities. We anticipate new product offerings will play a larger role in our growth beginning in fiscal 2011 and building in future years.

Deliver New Products and Drive Growth Engines

We believe growth comes from enhanced marketing for our brands and product portfolio and, even more importantly, from driving growth engines that leverage the power of our brands. Refrigerated produce, for example, is an important growth engine for Del Monte Foods; it includes products such as *Del Monte Fruit Naturals*, a convenient, nutritious way to snack or to add fruit to any meal. In 2010, we introduced in select markets a new *Del Monte* brand product, the *Ready-to-Blend Fruit Smoothie* kit, in four flavor combinations. We also made significant progress on product improvements and in 2011 plan to convert our *Fruit Naturals* line to 100 percent packed in juice. We also readied our *Fruit Naturals* line of berry products to be launched in fiscal 2011.

Our Accelerated Growth Plan definitely delivered results in fiscal 2010, and we will continue to execute against this strategy as we head into fiscal 2011. We believe the benefits of our strategy will continue to make Del Monte Foods more competitive and more capable of profitable growth.

Looking Forward

In my view, in fiscal 2010 our team took Del Monte Foods to a new level. We are a much better company than we were a year ago; we have established a higher earnings base and have set a new level for sustained growth and financial performance going forward.

Today, we have a strategy that is working well. Our marketing capability has moved to a higher level, and we believe we are now supporting our brands on an equal footing with those of our peers. We will continue to strengthen our ability to be a strategic partner with our customers. We will continue to find ways to increase productivity and to tighten our supply chain. And we will always look for ways to create new products and categories that can fuel profitable growth.


Del Monte
Quality

MILK-BONE

Contadina

Fruit Naturals

College Inn

Pup-Peroni

Kibbles 'n Bits

Meow Mix

S&W

NATURE'S RECIPE

Canine Carry Outs

9Lives



Fruit Naturals

Del Monte
WHOLE KERNEL CORN


In addition, we approach the future with great financial flexibility and strength. In fact, Del Monte Foods is financially stronger than it has been in over a decade. We expect to return cash to stockholders in the form of an increased dividend, and we have announced a share repurchase program; both should generate stockholder value. In addition, strong cash flow is a vital resource in executing our strategy and investing in our business.

Finally, we continue to benefit from some demographic and cultural trends that are driving people to our products: the growing popularity of pets with American families and the growing desire to eat well and to eat more meals at home.

Pet-related spending is on the rise among the more than half of American households that include a dog or cat. This is partly a reflection of the increasing humanization of pets—to view pets as members of the family. Many people go to great lengths to feed their pets well and treat them frequently. This is obviously great for our business. We have a large portfolio of pet foods and snacks, and the strength and emotional relevance of our brands are powerful assets to help us take advantage of increased pet spending.

On the consumer side, people are eating more meals at home, and demand for fruits and vegetables continues to rise as Americans strive for a more healthy diet. Obesity is an epidemic in American society; diets richer in fruits and vegetables are a great way to combat this public health problem. We offer some 40 different varieties of fruits, vegetables, and tomatoes; that's more than any other national packaged food company. These products are inherently healthy, and we are working to make them even more so, with no-sugar-added fruits and no-salt-added vegetables. We already offer more vegetable products with no added salt or reduced salt than any other canned food company, and we recently committed to reducing salt by at least 20 percent across our portfolio. Americans want to eat healthy foods; we're making it easy.

Corporate Responsibility

The commitment to corporate responsibility—with a strong focus on community involvement and environmental sustainability—has always been important, and it has intensified in the last few years. At Del Monte Foods, we have a longstanding and deep commitment to the communities in which we live and work and, most significantly, to the environment. For more than a century, our growers have farmed American lands, and we have worked with them to bring good, nutritious food to American tables. It continues to be in our collective interest to be good stewards of the land that is the source of our products, and we are proud of the efforts we have made to protect the environment and foster environmental sustainability.

We plan to increase our commitment to environmental sustainability and to the communities in which we operate. In addition to our traditional focus on land and agriculture stewardship, we recently announced a three-pronged environmental initiative: to improve air quality by reducing greenhouse gas emissions, to conserve water, and to reduce waste. We have established formal goals for each of these areas and a timetable to reach them (by 2016). This work will play a part in sustaining some of the most important environmental resources for future generations to come. You can learn more about these efforts and our progress towards our goals at www.delmonte.com/cr.






In closing, I want to thank the Del Monte Foods team for its vital contributions in making fiscal 2010 one of the Company's best years. We like to talk about innovation, usually with respect to new products, but our people are also innovative—at every level, in every function. Their energy and enthusiasm about finding new and better ways to work are making Del Monte Foods even greater.

Fiscal 2010 was an exciting and rewarding year for all of us at Del Monte Foods. But what is most rewarding to me is how we have positioned the Company for the future. We are better equipped than ever to take advantage of the opportunities ahead of us. We have greatly improved our ability to deliver sustained growth and performance in the coming years.

We look forward to building on the momentum we generated in fiscal 2010 and addressing our many opportunities, including our most important one: generating value for our stockholders.



Richard G. Wolford
Chairman of the Board,
President and Chief Executive Officer

Financial Highlights

Fiscal 2010

Results of Operations
(In millions, except per share data)

Net Sales
$3,739.8

Operating Income
$508.0

Income from Continuing Operations
$242.0

Diluted Earnings per Common Share from Continuing Operations
$1.19

Form 10-K

Del Monte Foods Company
2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended May 2, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission file number 001-14335

DEL MONTE FOODS COMPANY

(Exact name of registrant as specified in its charter)

Delaware	13-3542950
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

One Market @ The Landmark, San Francisco, California 94105
(Address of principal executive offices including zip code)

(415) 247-3000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.01	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the common equity held by non-affiliates of the registrant on October 30, 2009 was $2,130,261,228 based on the number of shares held by non-affiliates of the registrant and the reported last sale price of common stock on October 30, 2009 ($10.80), which was the last business day of the registrant's most recently completed second fiscal quarter. This calculation does not reflect a determination that persons are affiliates for any other purposes. The registrant does not have non-voting common stock outstanding.

The number of shares outstanding of Common Stock, par value $0.01, as of close of business on June 24, 2010 was 199,731,660.

DOCUMENTS INCORPORATED BY REFERENCE

The registrant has incorporated by reference in Part III of this report on Form 10-K portions of its definitive Proxy Statement for the 2010 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of the registrant's fiscal year.


DEL MONTE FOODS

DEL MONTE FOODS COMPANY
For the Fiscal Year Ended May 2, 2010

TABLE OF CONTENTS

[THIS PAGE INTENTIONALLY LEFT BLANK]

Special Note Regarding Forward Looking Statements

This annual report on Form 10-K, including the sections entitled "Item 1. Business," "Item 1A. Risk Factors" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Act of 1934. Statements that are not historical facts, including statements about our beliefs or expectations, are forward-looking statements. These statements are based on our plans, estimates and projections at the time we make the statements, and you should not place undue reliance on them. In some cases, you can identify forward-looking statements by the use of forward-looking terms such as "may," "will," "should," "expect," "intend," "plan," "anticipate," "believe," "estimate," "predict," "potential," or "continue" or the negative of these terms or other comparable terms.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any such forward-looking statement. The forward-looking statements contained in this annual report on Form 10-K include statements related to our industry, our categories and our future financial operating results or related matters including: expected cost environment; consumer behavior; expected environmental liabilities and compliance spending; expected pricing actions (including the absence thereof); our Accelerated Growth Plan and related expected actions, outcomes and opportunities; our expected productivity savings; expected marketing spending; expected innovation; expected net sales growth and drivers thereof; expected gross margins; expected selling, general and administrative expenses; expected interest expense; expected pension and other benefits expense and funding; expected tax rates; expected capital expenditures; expected liquidity and cash flows; expected use of cash; expected payment of dividends; and statements relating to our long-term potential.

Factors that could cause actual results to differ materially from those described in this annual report on Form 10-K include, among others: competition, including pricing and promotional spending levels by competitors; our ability to maintain or increase prices and persuade consumers to purchase our branded products versus lower-priced branded and private label offerings; shifts in consumer purchases to lower-priced or other value offerings, particularly during economic downturns; our ability to implement productivity initiatives to control or reduce costs; cost and availability of inputs, commodities, ingredients and other raw materials, including without limitation, energy (including natural gas), fuel, packaging, fruits, vegetables, tomatoes, grains (including corn), sugar, spices, meats, meat by-products, soybean meal, water, fats, oils and chemicals; logistics and other transportation-related costs; sufficiency and effectiveness of marketing and trade promotion programs; our ability to launch new products and anticipate changing pet and consumer preferences; performance of our pet products business and packaged produce sales; our debt levels and ability to service our debt and comply with covenants; the failure of the financial institutions that are part of the syndicate of our revolving credit facility to extend credit to us; product distribution; the loss of significant customers or a substantial reduction in orders from these customers or the financial difficulties, bankruptcy or other business disruption of any such customer; industry trends, including changes in buying, inventory and other business practices by customers; hedging practices and the financial health of the counterparties to our hedging programs; currency and interest rate fluctuations; changes in, or the failure or inability to comply with U.S., foreign and local governmental regulations, including packaging and labeling regulations, environmental regulations and import/export regulations or duties; impairments in the book value of goodwill or other intangible assets; strategic transaction endeavors, if any, including identification of appropriate targets and successful implementation; adverse weather conditions, natural disasters, pestilences and other natural conditions that affect crop yields or other inputs or otherwise disrupt operations; contaminated ingredients; allegations that our products cause injury or illness, product recalls and

product liability claims and other litigation; reliance on certain third parties, including co-packers, our broker, and third-party distribution centers or managers; any disruption to our manufacturing or supply chain, particularly any disruption in or shortage of seasonal pack; pension costs and funding requirements; risks associated with foreign operations; protecting our intellectual property rights or intellectual property infringement or violation claims; failure of information technology systems; transformative plans; general economic and business conditions; and other factors. See also "Item 1A. Risk Factors."

Our declaration of future dividends, if any, is subject to final determination by our Board of Directors each quarter after its review of our then-current strategy, applicable debt covenants and financial performance and position, among other things.

All forward-looking statements in this annual report on Form 10-K are qualified by these cautionary statements and are made only as of the date of this report. We undertake no obligation, other than as required by law, to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Helpful Information

As used throughout this Form 10-K, unless the context otherwise requires, "DMFC" means Del Monte Foods Company, and "Del Monte" or "the Company" means DMFC and its consolidated subsidiaries. "DMC" means Del Monte Corporation, a wholly owned subsidiary of DMFC.

Del Monte's fiscal year ends on the Sunday closest to April 30, and its fiscal quarters typically end on the Sunday closest to the end of July, October and January. As used throughout this Form 10-K, "fiscal 2011" means Del Monte's fiscal year ending May 1, 2011; "fiscal 2010" means Del Monte's fiscal year ending May 2, 2010; "fiscal 2009" means Del Monte's fiscal year ending May 3, 2009; "fiscal 2008" means Del Monte's fiscal year ended April 27, 2008, "fiscal 2007" means Del Monte's fiscal year ended April 29, 2007; and "fiscal 2006" means Del Monte's fiscal year ended April 30, 2006.

Market Data

Unless otherwise indicated, all statements presented in this annual report on Form 10-K regarding Del Monte's brands and market share are Del Monte all-outlet estimates of equivalent case volume for pet food and consumer markets while dollars are used for pet snacks, which we believe is a more appropriate measure for that business. These estimates are based on Nielsen Grocery Scanner and Nielsen Household Panel data and are intended to reflect estimates for all retail channels (which include grocery, Walmart, club stores, dollar stores, and pet specialty stores). Additionally, beginning in fiscal 2010, these market share estimates reflect refined estimation methods as well as additional actual data that was not previously available. Nielsen is an independent market research firm and makes its data available to the public at prescribed rates. We have not independently verified information obtained from Nielsen. The data for pet products includes the dry dog food, wet dog food, dry cat food, wet cat food, chewy dog snacks, biscuit crunchy dog snacks, long-lasting chew dog snacks, and cat treat categories. References to processed fruit, vegetables and tomato products do not include frozen products. Market share data for processed vegetables and tomato products include only those categories in which Del Monte competes. Additionally, market share data for the processed tomato category excludes ketchup, spaghetti sauce and pizza sauce. The data for processed fruit includes major fruit, single-serve and packaged produce categories in which Del Monte competes, includes specialty and pineapple categories and excludes applesauce. The data for broth products includes the total broth category. References to fiscal 2010 market share refer to the 52-week period ended May 1, 2010. References to trends for the categories in which we compete are

based on internal estimates of dollar sales calculated from data obtained through Nielsen Grocery Scanner and Nielsen Household Panel data and are intended to reflect estimates for all retail channels (which include grocery, Walmart, club stores, dollar stores, and pet specialty stores).

Trademarks

Meow Mix, Kibbles 'n Bits, Milk-Bone, 9Lives, Pup-Peroni, Gravy Train, Nature's Recipe, Canine Carry-Outs, Snausages, Alley Cat, Meaty Bone, Pounce, Jerky Treats, Del Monte, Contadina, S&W, College Inn, SunFresh, Fruit Cup, Fruit Naturals and Orchard Select, among others, are registered or unregistered trademarks of Del Monte Corporation (including its subsidiaries).

PART I

Item 1. *Business*

Overview

Del Monte Foods Company and its consolidated subsidiaries ("Del Monte" or the "Company") is one of the country's largest producers, distributors and marketers of premium quality, branded pet products and food products for the U.S. retail market, generating $3.7 billion in net sales in fiscal 2010. Our pet food and pet snacks brands include *Meow Mix, Kibbles 'n Bits, Milk-Bone, 9Lives, Pup-Peroni, Gravy Train, Nature's Recipe, Canine Carry-Outs* and other brand names and our leading food brands include *Del Monte, Contadina, S&W, College Inn* and other brand names. We also produce and distribute private label pet products and food products. Our products are sold nationwide, in all channels serving retail markets, as well as to the U.S. military, certain export markets, the foodservice industry and other food processors. At May 2, 2010, our principal facilities consist of 17 production facilities and 10 distribution centers in the United States, as well as two production facilities in Mexico and one production facility in Venezuela. Through strategic acquisitions, we have expanded our product offerings; further penetrated grocery chains, club stores, supercenters and mass merchandisers; improved market share; and leveraged our manufacturing capabilities.

We believe our diversified, multi-category product line provides us with a competitive advantage in selling to the retail grocery industry. We sell our products in the U.S. retail dry grocery market and produce sections, primarily through grocery chains, club stores, supercenters and mass merchandisers. We believe we have developed strong relationships with our customers over the long term that provide a solid base for our business.

History of Del Monte Foods Company

Our predecessor was originally incorporated in 1916 and remained a publicly traded company until its acquisition in 1979 by the predecessor of RJR Nabisco, Inc. ("RJR Nabisco"). In December 1989, RJR Nabisco sold Del Monte's fresh produce operations to Polly Peck International PLC. In January 1990, an investor group led by Merrill Lynch & Co. purchased Del Monte and certain of its subsidiaries from RJR Nabisco. Following this sale, we divested several of our non-core businesses and all of our foreign operations. In April 1997, we were recapitalized with an equity infusion from Texas Pacific Group and other investors. In February 1999, we again became a publicly traded company and are currently listed on the New York Stock Exchange under the symbol "DLM."

From 1997 to 2001, we completed several acquisitions including: in 1997, the acquisition of assets comprising Nestle USA, Inc.'s U.S. business of manufacturing and marketing certain processed tomato products and the rights to *Contadina* processed tomato products; in 1998, the rights to the *Del Monte* brand in South America from Nabisco, Inc. and Nabisco's processed vegetable and tomato business in Venezuela; in 2000, the rights to the *SunFresh* brand citrus and tropical fruits line of the UniMark Group. Inc.; and in 2001, the inventory and rights to the brand name of the *S&W* business from Tri Valley Growers, an agricultural cooperative association, which included processed fruits, tomatoes, vegetables, beans and specialty sauces.

On December 20, 2002, we acquired certain businesses from H.J. Heinz Company (the "2002 Merger"), including their U.S. and Canadian pet food and pet snacks, North American tuna, U.S. retail private label soup, and U.S. infant feeding businesses (the "2002 Acquired Businesses"). The 2002 Acquired Businesses included brand names such as *StarKist, College Inn, 9Lives, Kibbles 'n Bits, Pup-Peroni, Snausages* and *Pounce.*

The 2002 Merger was accounted for as a reverse acquisition in which SKF Foods Inc. ("SKF") was treated as the acquirer and our wholly owned subsidiary was treated as the acquiree, primarily because H. J. Heinz Company ("Heinz") shareholders owned a majority, approximately 74.5 percent, of Del Monte Foods Company's common stock upon completion of the 2002 Merger. As a result, the historical financial statements of SKF, which reflect the operations of the 2002 Acquired Businesses while under the management of Heinz, became the historical financial statements of Del Monte as of the completion of the 2002 Merger. Following the acquisition, SKF changed its name to Del Monte Corporation.

In fiscal 2004, we sold the *IVD*, *Medi-Cal* and *Techni-Cal* brands we acquired from Heinz. In fiscal 2005, we acquired fruit packing operations, located in Mexico, and related assets.

On April 24, 2006, we sold certain assets and liabilities related to our private label soup, infant feeding and food service soup businesses (collectively, the "Soup and Infant Feeding Businesses") to TreeHouse Foods, Inc.

On May 19, 2006, we completed the acquisition of Meow Mix Holdings, Inc. and its subsidiaries ("Meow Mix"), the maker of *Meow Mix* brand cat food and *Alley Cat* brand cat food. Effective July 2, 2006, we completed the acquisition of certain pet product assets, including the *Milk-Bone* brand ("Milk-Bone"), from Kraft Foods Global, Inc.

On October 6, 2008, we (i) sold all of the outstanding stock of Galapesca S.A., Panapesca Fishing, Inc. and Marine Trading Pacific, Inc., (ii) caused Star-Kist Samoa, Inc. to be merged with and into a subsidiary of the purchaser and (iii) sold certain assets that are primarily related to the business of manufacturing, marketing, selling and distributing StarKist brand products and private label seafood products (such business, the "StarKist Seafood Business"). The divestiture included the sale of our manufacturing capabilities in American Samoa and Manta, Ecuador; and certain manufacturing assets associated with the StarKist Seafood Business located in Terminal Island, California and Guayaquil, Ecuador. See "Note 1. Business and Basis of Presentation" of our consolidated financial statements in this annual report on Form 10-K for more information regarding this divestiture.

In 1989, Del Monte Foods Company, then known as DMPF Holdings Corp., was incorporated under the laws of the State of Maryland and was renamed Del Monte Foods Company ("DMFC") in December 1991. DMFC reincorporated under the laws of the State of Delaware in 1998. Del Monte Corporation ("DMC"), the wholly-owned subsidiary of DMFC, was incorporated in Delaware in June 2002 under the name SKF Foods, Inc. Each of DMFC and DMC maintains its principal executive office at One Market @ The Landmark, San Francisco, CA 94105. Del Monte's telephone number is (415) 247-3000 and our website is *www.delmonte.com.*

Our periodic and current reports, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, are available free of charge on our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission.

Our Corporate Governance Guidelines; the Charters of each of the Audit, Compensation, and Nominating and Corporate Governance Committees of the Board of Directors of DMFC; and our Standards of Business Conduct for our directors, officers and employees are also available on our website at *www.delmonte.com.* Printed copies of these materials are also available upon written request to the Corporate Secretary, Del Monte Foods Company, P.O. Box 193575, San Francisco, CA 94119-3575. Our Standards of Business Conduct encompass our "code of ethics" applicable to our Chief Executive Officer, principal financial officer, and principal accounting officer and

controller. We intend to make any required disclosures regarding any amendments of our Standards of Business Conduct or waivers granted to any of our directors or executive officers under our Standards of Business Conduct on our website.

The certification of the Chief Executive Officer required by the NYSE Listing Standards, Section 303A.12(a), relating to Del Monte Foods Company's compliance with the NYSE Corporate Governance Listing Standards, was submitted to the NYSE on October 9, 2009. The certification indicated that the Chief Executive Officer was not aware of any violations of the Listing Standards by Del Monte Foods Company.

The Industry

Overall. The United States consumer packaged goods industry is generally characterized by relatively stable growth, based on modest price and population increases. Companies are facing challenges due to the current competitive promotional environment and the reduced capability to price to cover costs and maintain margins, as well as the need to differentiate their products through innovation to drive growth. We believe that the long-term fundamentals for the overall consumer packaged goods industry are favorable, particularly for branded manufacturers with an ability to innovate based on consumer insights through strong, well-known brands, to effectively price and to successfully manage relationships with customers who are industry leaders. While overall consumption growth is expected to be stable, we believe that certain categories that best meet consumer needs, such as pet snacks, dry pet foods and packaged produce, offer opportunities for higher margins and/or higher growth.

Our categories are affected by consumer behavioral changes in shopping and consumption, which may be impacted by economic conditions. We believe both the pet and consumer categories reflected the current challenging economic environment with an increased focus on value-oriented products. Over recent years, we have seen consumers migrate away from the grocery channel to value channels as well as shift toward mainstream brands. As a result, discounters, clubs and outlets have grown; private label has grown; and, we believe, even affluent consumers are becoming value shoppers.

We face substantial competition throughout our product lines from numerous well-established businesses operating globally, nationally or regionally with single or multiple branded product lines. We also face competition from private label manufacturers that compete for consumer preference, distribution, shelf space and merchandising support. We generally compete based upon our brand strength and loyalty, product and packaging, quality and innovation, taste, nutrition, breadth of our product line, price, and convenience. A number of our competitors have broader product lines and substantially greater financial and other resources available to them.

Consumer packaged goods producers have been impacted by two key trends affecting their retail customers: cost pressures and competitive pressures. Retailers are rationalizing costs in an effort to improve profitability, including efforts to reduce inventory levels, increase supply-chain efficiency and decrease working capital requirements. In addition, more traditional grocers have experienced increasing competition from club stores, supercenters and mass merchandisers, which generally offer every-day low prices. Retailer customers generally offer a private label store brand in addition to offering the number one and number two national or regional brands in different product categories. Sustaining strong relationships with retailers has become a critical success factor for food companies.

The market share data presented below are estimates based on Nielsen Grocery Scanner and Nielsen Household Panel data and include all retail channels (which include grocery, Walmart, club stores, dollar stores and pet specialty stores). Overall, the retail grocery channel has seen a shift in sales away from traditional grocery channels towards club stores, supercenters, mass merchandisers, dollar

stores and pet specialty stores in recent years. References to trends for the categories in which we compete are based on internal estimates calculated from data obtained through Nielsen Grocery Scanner and Nielsen Household Panel data and are intended to reflect estimates for all retail channels.

Pet Products. Our Pet Products participate in a market of approximately $18 billion of retail sales annually. This market experienced an increase of approximately 6% from fiscal 2009 to fiscal 2010. The categories in which we compete are dry and wet dog food, dry and wet cat food, dog snacks and cat snacks. We believe that growth in these categories will continue to be fueled by higher spending due to the growing importance of pets as part of the family, increased rates of value-added new pet product entries, and pricing. Over half of all American households own a dog or a cat. In fiscal 2010, private label products accounted for 12.2% of the total market share in the Pet Products market in which we compete, with the rest of the market divided primarily among a small number of large, multi-national manufacturers.

Consumer Products. Our Consumer Products participate in a market of approximately $7 billion of retail sales annually. The fruit category we compete in was essentially flat in fiscal 2010 as compared to fiscal 2009. The vegetable category in which we compete increased by approximately 3%. The tomato category in which we compete grew approximately 9%. Broth category sales are up approximately 5%. In each case, these increases were driven primarily by pricing. Our vegetable, tomato and broth categories also benefitted from the trend to more in-home meal preparation. Branded food manufacturers typically establish pricing and lead innovation in the processed food categories in which our products compete. Private label products as a group represented 32.1%, 45.7% and 41.2% of processed fruit, vegetable and tomato sales, respectively, in fiscal 2010.

Reportable Segments

We have the following reportable segments:

- The Pet Products reportable segment includes the Pet Products operating segment, which manufactures, markets and sells branded and private label dry and wet pet food and pet snacks.

- The Consumer Products reportable segment includes the Consumer Products operating segment, which manufactures, markets and sells branded and private label shelf-stable products, including fruit, vegetable, tomato and broth products.

For financial information by segment, refer to "Note 15. Segment Information" of our consolidated financial statements in this annual report on Form 10-K.

Company Products

Pet Products. Our pet products represent some of the leading pet food and pet snacks brands in the United States, with a strong presence in most major product categories. Our pet products portfolio includes well-recognized national brands such as *Meow Mix, Kibbles 'n Bits, Milk-Bone, 9Lives* and *Pup-Peroni*, as well as private label products. We compete in the dry and wet dog food categories, with market shares of 7.3% and 6.7% in fiscal 2010, respectively; the dry and wet cat food categories, with market shares of 20.4% and 14.4%, respectively; and the dog snack category (excluding rawhide), with a market share of 31.1%, in fiscal 2010. We also compete in the cat treats category, with a market share of 8.8% in fiscal 2010.

The products in the pet foods categories are primarily marketed under nationally recognized brands. *Meow Mix* cat food is associated by consumers with ingredient driven indulgence that "cats ask for by name" and *9Lives* cat food is associated by consumers with the widely recognizable icon *Morris* the cat. *Kibbles 'n Bits* dog food is comprised of crunchy, moist and meaty pieces. In fiscal 2010, we continued to invest in marketing behind our core brands. This marketing investment related primarily to *Milk-Bone* dog snacks, *Kibbles 'n Bits* dog food, *Meow Mix* cat food and *Pup-Peroni* dog snacks.

Our pet snacks portfolio includes strong brands in one of the fastest growing categories of the pet food industry. We have a diverse and expanding pet snack product portfolio, including brands such as *Milk-Bone* and *Pup-Peroni. Milk-Bone* dog snacks include biscuits, which are differentiated on the basis of premium ingredients and the brand's longstanding health and wellness positioning, and soft and chewy snacks. *Pup-Peroni* dog snacks are soft and chewy snacks. Our pet snacks businesses also include the well-established brands *Canine Carry-Outs, Snausages, Meaty Bone, Pounce and Jerky Treats.*

We compete in the pet food and pet snacks categories primarily based on brand recognition, taste, nutrition, variety and value. We face competition from branded pet food and pet snack products manufactured by companies such as Nestle-Purina, Mars, Colgate and Procter & Gamble. In addition, we face competition from private label pet food and pet snack products manufactured by companies such as Menu Foods, Simmons and Mars.

Consumer Products. In our Consumer Products operating segment, we sell products under the *Del Monte, Contadina, S&W* and *College Inn* brand names, as well as private label products to key customers. We are one of the largest marketers of processed fruit, vegetables and tomatoes in the United States, with market shares of 31.0%, 27.5% and 14.9% in fiscal 2010, respectively. Our fruit, vegetable and tomato products are in mature categories, characterized by high household penetration. Our fruit category includes packaged produce products which are currently experiencing higher growth. Due to our strong brand awareness and our value-added products, we are able to price our fruit, vegetable and tomato products at a premium compared to private label products. *College Inn* broth products accounted for 12.7% of the total broth category in fiscal 2010 and was the second largest branded broth product in the U.S. It had 36.1% market share in its core markets in the northeastern United States, which made up 82.1% of its total case volume. Our fruit, vegetable, tomato and broth products compete primarily on the basis of brand recognition, taste, variety, convenience and value. In fiscal 2010, we continued our new product innovations with the launches of *Del Monte No Sugar Added* fruit cups and *Del Monte* Ready to Blend Smoothies. Our competitors include branded and private label fruit, vegetable, tomato and broth processors. Our primary competitors include Dole, Seneca Foods and Pacific Coast Producers in the fruit category; General Mills and Seneca Foods in the vegetable category; Con Agra, Heinz and Unilever in the tomato category; and Campbell Soup and smaller regional brands in the broth category. In fiscal 2010, we launched the "Value Without Sacrifice" national ad campaign to support our *Del Monte* brand.

Sales and Marketing

We use a direct sales force and independent food brokers to sell our products to our customers in different channels. A direct sales force is used for most of our sales to grocery, club store, supercenter and mass merchandiser customers. We use a combination of a direct sales force and some food brokers for other channels such as pet specialty, dollar stores, drug stores, convenience stores, military, foodservice, food ingredients and private label. These brokers are paid commissions based on a percentage of sales. Our sales of pet products in Canada and our *College Inn* foodservice sales in the United States are performed by Heinz through agency agreements. Within the grocery channel and certain other channels, we manage retail in-store conditions through our primary broker and generally pay a flat fee for this retail coverage.

We believe that a focused and consistent marketing strategy is critical to the growth of our brands, and we have increased our marketing investment to a competitive level. Our marketing function oversees new product development, pricing strategy, advertising, publicity, consumer promotion and package design. Collectively, our marketing programs are designed to strengthen our brand equities, generate awareness of new items and stimulate trial among our target customers. We also partner with our customers to develop trade promotion programs which deliver merchandising and price promotions to our consumers.

Foreign Sales and Operations

Revenues from Foreign Countries

The following table sets forth domestic and foreign sales:

	Fiscal Year		
	2010	2009	2008
	(in millions, except percentages)		
Net Sales:			
United States	$3,514.2	$3,420.0	$2,997.9
Foreign	225.6	206.9	181.9
Total net sales	$3,739.8	$3,626.9	$3,179.8
As a Percentage of Net Sales:			
United States	94.0%	94.3%	94.3%
Foreign	6.0%	5.7%	5.7%
Total	100.0%	100.0%	100.0%

Our foreign sales are consummated either through local operations or through brokers, distributors, U.S. exporters, direct sales force or licensees for foreign destinations.

Foreign Operations

We have subsidiaries located in Canada, Mexico, Venezuela, Colombia, Ecuador and Peru. We operate a food processing plant in Venezuela. To supply sales of products in the South American market, we purchase raw product, primarily vegetables, from approximately 17 growers in Venezuela. In addition we purchase tomato paste, frozen vegetables and fruit pulps from six suppliers in Chile and dried beans from two suppliers in the United States. In addition to our production facility in Venezuela, we also use six co-packers located in Chile, the Philippines and Belgium.

We operate two fruit processing plants in Mexico, and we buy citrus fruits from about 350 growers throughout Mexico, additional grapefruit from two suppliers in Texas and mangoes from approximately 25 growers in Mexico. Products produced in Mexico are sold primarily in the United States. See "Item 1A. Risk Factors—Risk associated with foreign operations, including changes in import/export duties, wage rates, political or economic climates, or exchange rates, may adversely affect our operations."

Geographic Location of Fixed Assets

Our fixed assets are primarily located in the United States, with $29.1 million, or 4.4% of our total net fixed assets located in foreign countries at the end of fiscal 2010.

Customers

Most food retailers in the U.S. carry our products, and we have developed strong relationships over the long term with the majority of significant participants in the retail grocery trade.

On a consolidated basis, sales to one customer, Walmart, represented approximately 35% of our overall list sales, which approximates our gross sales, and an even higher percentage of sales of our Pet Products business. Walmart, which includes Walmart's stores and supercenters along with SAM'S CLUB, is also the most significant customer of each of our reportable segments, with sales to Walmart representing in excess of 20% of list sales in each of our segments. In addition, our top 10 customers represented approximately 63% of our list sales for fiscal 2010.

Our sales teams work with our customers to promote the resale of our products in their stores. These efforts include working with customers in the areas of merchandising, product assortment and distribution and shelving. Our customers provide us with purchase orders as they desire product and we fill these orders based on generally standard terms of sale. Where we provide private label products for our customers, we typically supply those customers on a purchase order basis as well. These purchase orders could be on a stand-alone basis, or issued under a master agreement that sets forth matters such as payment and delivery terms. Our arrangements with our largest customer, Walmart, operate in generally the same fashion as those with our other customers and on overall similar terms.

Supply

The cost of raw materials may fluctuate due to demand, weather conditions, governmental regulations, crop yields, economic climate, seasonal factors, exchange rates or other circumstances. Raw materials reflect only a portion of our cost of goods sold. See "Item 1A. Risk Factors—The inputs, commodities, ingredients and other raw materials that we require are subject to price increases and shortages that could adversely affect our results of operations." and "—Adverse weather conditions (caused by climate change or otherwise), natural disasters, pestilences and other natural conditions can affect crops and other inputs, which can adversely affect our operations and our results of operations."

Pet Products

We purchase certain commodities such as soybean meal, corn and wheat. For these commodities, we maintain a hedging program designed to limit the volatility of our cost of products sold due to price fluctuations. Coverage of these hedges may range up to 24 months of projected production requirements. See "Item 1A. Risk Factors—If our assessments and assumptions about commodity prices, as well as ingredient and other prices and interest and currency exchange rates, prove to be incorrect in connection with our hedging or forward-buy efforts or planning cycles, our costs may be greater than anticipated and our financial results could be adversely affected. Volatility in the values of our commodity and other derivatives will impact our earnings." We generally purchase meat, meat by-products (including fats and oils), vitamins/flavorings, flour and other ingredients through supply agreements or on the open market.

Consumer Products

We manufacture our products from a wide variety of raw materials. For the Consumer Products operating segment, each year, we buy over 1.3 million tons of fresh fruit, vegetables and tomatoes from individual growers, farmers and cooperatives located primarily in the United States. Our fruit supply contracts range from one to ten years. Fruit prices are generally negotiated with grower

associations annually. We purchase raw material from over 550 fruit growers located in California, Oregon and Washington. Yellow cling peaches are contracted by the acre, while contracts for other fruits require delivery of specified quantities each year. Our vegetable supply contracts are for a one-year term and require delivery from contracted acreage with specified quality. Vegetable prices are negotiated annually. We purchase raw product from nearly 600 vegetable growers located primarily in Wisconsin, Illinois, Minnesota, Washington and Texas. We purchase raw tomatoes from approximately 20 tomato growers located in California, where approximately 95% of domestic tomatoes for processing are grown. Tomato prices are generally negotiated with grower associations and are reset each year. We actively participate in agricultural management, agricultural practices, quality control and compliance with pesticide/herbicide regulations. Other ingredients, including sugar and sweeteners, spices, proteins, grains, flour, and certain other fruits and vegetables are generally purchased through annual supply agreements or on the open market.

We maintain long-term relationships with growers to help ensure a consistent supply of raw fruit, vegetables and tomatoes. We own virtually no agricultural land.

Cans and Ends

We have long-term supply agreements with two suppliers covering the purchase of metal cans and ends. Our agreement with Impress Holdings, B.V. ("Impress") was amended and restated January 23, 2008 and, as described in "Note 3. Discontinued Operations" of our consolidated financial statements in this annual report on Form 10-K, this agreement was bifurcated in connection with the sale of the StarKist Seafood Business in October 2008. Currently, our agreement grants Impress the exclusive right, subject to certain specified exceptions, to supply metal cans and ends for our pet products. The agreement includes certain minimum volume purchase requirements and guarantees a certain minimum financial return to Impress until August 13, 2010. The minimum commitment under this agreement for fiscal 2011 is approximately $19.1 million. The Impress agreement expires December 31, 2015. Our agreement with Silgan Containers Corporation ("Silgan") is a supply agreement for metal cans and ends used for our fruit, vegetable and tomato products. Under the agreement and subject to certain specified exceptions, we must purchase all of our United States metal food and beverage container requirements for our fruit, vegetable and tomato products from Silgan. As of May 2, 2010, we have committed to make purchases of approximately $40.6 million in fiscal 2011. The Silgan agreement expires December 31, 2011. Pricing under the Impress agreement and the Silgan agreement is adjusted up to twice a year to reflect changes in metal costs and annually to reflect changes in the costs of manufacturing.

Production and Distribution

Production

Pet Products. At the end of fiscal 2010, our pet products were primarily manufactured in five of our production facilities, located in the U.S. We also use nine co-packers and eight re-packers located within the U.S., American Samoa and Thailand to supplement production capacity. Our facility in Bloomsburg, PA, produces a variety of dry dog and cat products and the majority of our canned pet product requirements. In Lawrence, KS, we pack the majority of our dry *Kibbles 'n Bits* products in a variety of sizes and package types. Our Topeka, KS facility produces the majority of our soft and chewy pet snacks in a wide range of packages. In addition, our Topeka factory produces a wide variety of dry dog and cat products. Our facility in Decatur, AL produces a variety of dry dog and cat products and our facility in Buffalo, NY produces *Milk-Bone* dog snacks. Our pet food facilities supply pet products for both the U.S. and Canadian markets. We also have a co-pack agreement to source all of our *Pup-Peroni* pet snacks from one co-packer located in Utah.

Consumer Products. We operate 15 production facilities for our Consumer Products reportable segment in the United States, Mexico and Venezuela. See "Item 2. Properties" for a listing of our principal production facilities. Our fruit plants are located in California and Washington, most of our vegetable plants are located in the Midwest and our tomato plants are located in California and Indiana. A significant portion of our Consumer Products operating segment has a seasonal production cycle that generally runs between the months of June and October. Most of our seasonal plants operate at or close to full capacity during the packing season. This seasonal production primarily relates to the majority of our fruit, vegetable and tomato products, while some of our fruit and tomato products and our *College Inn* broth products are produced throughout the year.

Our Consumer Products operating segment uses 17 co-packers and four re-packers, located in the U.S. and foreign locations, in addition to our own production facilities. Co-packers are used for broth, pineapple, tropical fruit salad, mandarin oranges, asparagus, and certain other products. We have a supply agreement to source the majority of our pineapple requirements from Del Monte Philippines, Inc., an unaffiliated company. We also periodically use co-packers to supplement supplies of certain fruit, vegetable and tomato products.

Distribution

Customers can order products to be delivered via third-party trucking, on a customer pickup basis or by rail. Distribution centers provide casing, labeling and special packaging and other services. From time to time we evaluate our distribution center network and, accordingly, may make changes to our network. See "Item 2. Properties" for a listing of the principal distribution centers owned or leased by us. In addition, our distribution network includes third-party distribution centers. See "Item 1A. Risk Factors—We rely upon a number of third parties to manage or provide distribution centers for our products. Failures by these third parties could adversely affect our business."

Research and Development

Our research and development organization provides product, packaging and process development. In fiscal 2010, 2009 and 2008, research and development expenditures were $26.8 million, $23.7 million and $23.7 million, respectively. We operate a research and development facility in Terminal Island, CA where we develop new products and product line extensions and research existing products related to pet food and pet snacks. We also maintain a research and development facility in Walnut Creek, CA, where we develop new products and product line extensions and conduct research in a number of areas related to our fruit, vegetable and tomato products, including packaging, pest management, food science, environmental and engineering. These facilities employ scientists, engineers and researchers and are equipped with pilot shops and test kitchens.

Intellectual Property

We own a number of registered and unregistered trademarks for use in connection with various food products, including:

- Pet Products: *Meow Mix, Kibbles 'n Bits, Milk-Bone, 9Lives, Pup-Peroni, Gravy Train, Nature's Recipe, Canine Carry-Outs, Snausages, Alley Cat, Meaty Bone, Pounce* and *Jerky Treats.*

- Consumer Products: *Del Monte, Contadina, S&W, College Inn, SunFresh, Fruit Cup, Fruit Naturals* and *Orchard Select.*

Brand name recognition and the product quality associated with our brands are key factors in the success of our products. The current registrations of these trademarks in the United States and foreign countries are effective for varying periods of time, and may be renewed periodically, provided that

we, as the registered owner, or our licensees where applicable, comply with all applicable renewal requirements including, where necessary, the continued use of the trademarks in connection with similar goods. We are not aware of any material challenge to our ownership of our major trademarks. Our registered and unregistered trademarks associated with the pet business relate primarily to North America and South America. With respect to our broth business, our trademarks relate primarily to the United States, Canada and Australia. We generally did not acquire trademark rights for the 2002 Acquired Businesses outside of the territories identified above. As a result, we may be restricted from selling products under the brands relating to the 2002 Acquired Businesses in other territories to the extent these trademark rights are owned by another party.

We have granted various perpetual, exclusive, royalty-free licenses for use of the *Del Monte* name and trademark, along with certain other trademarks, patents, copyrights and trade secrets to other companies or their affiliates. Licenses for the use of the *Del Monte* name and trademark are generally for use outside of the United States. For example, Kikkoman Corporation holds the rights to use *Del Monte* trademarks in Asia and the South Pacific (excluding the Philippines and the Indian Subcontinent); Fresh Del Monte Produce Inc. holds the rights to use the *Del Monte* name and trademark with respect to fresh fruit, vegetables and produce throughout the world (including the United States); and Fresh Del Monte Produce Inc., through its subsidiary Del Monte Foods International, Inc. and its affiliates, holds the rights in Europe, Africa and the Middle East (including ownership rights for processed food products in South Africa). These companies are not affiliated with Del Monte. We have granted other licenses for the use of our trademarks both within and outside of the United States.

We retain the right to review the quality of the licensees' products under each of our license agreements. We generally may inspect the licensees' facilities for quality and may require the licensees to periodically submit samples to us for inspection. Licensees may grant sublicenses but all sublicensees are bound by these quality control standards and other terms of the license.

In addition to granting certain licenses, we have sold trademarks from time to time. On November 18, 2003, we finalized the sale of the *Techni-Cal* trademarks in certain foreign jurisdictions outside of the United States and Canada. On April 16, 2004, we sold our rights in the *IVD* and *Medi-Cal* trademarks, as well as our rights in the *Techni-Cal* trademarks in the United States and Canada. During fiscal 2007, in addition to granting a license with respect to the *S&W* trademark for beans in the United States, we sold the rights to the *S&W* trademark in Australia and New Zealand. During fiscal 2008, we sold our remaining rights to the *S&W* trademark in all markets outside of North and South America.

We have granted various security and tangible interests in our trademarks and related trade names, copyrights, patents, trade secrets and other intellectual property to our creditors, in connection with our Senior Credit Facility, and to our licensees, to secure certain obligations of Del Monte under the license agreements.

As of May 2, 2010, we owned 28 issued U.S. patents covering food production and preservation methods, methods for manufacturing cans and ends, methods for sealing cans, animal foods and food processing equipment. These patents expire between 2010 and 2027 and cannot be renewed. Our patents are generally not material to our business.

We have developed a number of proprietary vegetable seed varieties, which we protect by restricting access and/or by the use of non-disclosure agreements. We cannot guarantee that these methods will be sufficient to protect the secrecy of our seed varieties. In addition, other companies may independently develop similar seed varieties. We have obtained U.S. plant variety protection certificates under the Plant Variety Protection Act on some of our proprietary seed varieties. Under a

protection certificate, the breeder has the right, among other rights, to exclude others from offering or selling the variety or reproducing it in the United States. The protection afforded by a protection certificate generally runs for 20 years from the date of its filing and is not renewable.

Governmental Regulation; Environmental Compliance and Sustainability

As a manufacturer and marketer of food products, our operations are subject to extensive regulation by various federal government agencies, including the Food and Drug Administration, the United States Department of Agriculture, U.S. Customs and Border Protection, Environmental Protection Agency and the Federal Trade Commission ("FTC"), as well as state and local agencies, with respect to registrations, production processes, product attributes, packaging, labeling, storage and distribution. Under various statutes and regulations, these agencies prescribe requirements and establish standards for safety, purity, performance and labeling. Our products must comply with all applicable laws and regulations, including food and drug laws, of the jurisdictions in which they are manufactured and marketed, such as the Federal Food, Drug and Cosmetic Act of 1938, as amended, and the Federal Fair Packaging and Labeling Act of 1966, as amended. In addition, advertising of our products is subject to regulation by the FTC, and our operations are subject to certain health and safety regulations, including those issued under the Occupational Safety and Health Act. Our manufacturing facilities and products are subject to periodic inspection by federal, state and local authorities. We seek to comply with all such laws and regulations and to obtain any necessary permits and licenses. We believe our facilities and practices are sufficient to maintain material compliance with current applicable governmental laws, regulations, permits and licenses. Nevertheless, we cannot guarantee that we are currently in compliance with all applicable laws, regulations, or requirements for permits or licenses nor that we will be able to comply with any future laws and regulations or requirements for necessary permits and licenses. Our failure to comply with applicable laws and regulations or obtain any necessary permits and licenses could subject us to civil remedies including fines, injunctions, recalls or seizures, as well as potential criminal sanctions. See "Item 1A. Risk Factors—Government regulation could increase our costs of production and increase legal and regulatory expenses."

As a result of our agricultural, food processing and packaging activities, we are subject to numerous environmental laws and regulations. These laws and regulations govern the treatment, handling, storage and disposal of materials and waste and the remediation of contaminated properties. Violations or non-compliance with these laws and regulations could result in the imposition of fines or civil liability against us by governmental entities or private parties. We seek to comply with these laws and regulations. Outside the United States, we are also subject to applicable multi-national, national and local environmental laws and regulations in the host countries where we do business. We have programs across our international business operations designed to meet compliance with requirements in the environmental area. However, we cannot predict the extent to which the enforcement of any existing or future environmental law or regulation may affect our operations. Among the environmental matters currently affecting us are the following:

- We have conducted groundwater remediation at our Stockton, CA property associated with petroleum hydrocarbon contamination that resulted from the operations of a prior owner of the property. We believe we have completed remediation and are awaiting approval from the Regional Water Quality Control Board.

- We are investigating soil and groundwater contamination at our Decatur, AL property associated with the presence of dioxins that resulted from the operations of a prior owner of the property. This facility was acquired in May 2006 in the Meow Mix acquisition. In connection with our purchase accounting for the Meow Mix acquisition, reserves were established that we believe will be adequate to cover any liability that may result from this contamination.

- We expect to perform soil and groundwater investigation and remediation and site restoration at our Terminal Island, CA property as part of the closure and demolition of a facility which was operated by a joint venture to which a former subsidiary was a party. We assumed this liability in connection with the 2002 Merger. We are consulting with the Port of Los Angeles, which owns the property where this facility is located, regarding the nature and scope of the investigation, remediation and restoration to be performed. We believe that we have accrued adequate reserves to cover any material liability that may result from this investigation and remediation.

- Governmental authorities and private claimants have notified us that we may be liable for environmental investigation and remediation costs at certain contaminated sites, including certain third-party sites at which we disposed of wastes. We may be liable for remediation costs at these sites as a result of alleged leaks, spills, releases or disposal of certain wastes or other substances at these sites. Based upon the information currently available, we do not expect that our liability for the remaining sites will be material. We may receive additional claims that we are potentially liable for environmental investigation and remediation costs at other sites in the future.

Our environmental expenditures in recent years have related to wastewater treatment systems, settlement of environmental litigation and remediation activities. We project that we will spend approximately $4.2 million in fiscal 2011 on capital projects and other expenditures in connection with environmental compliance for our existing businesses, primarily for compliance with wastewater treatment and remediation activities. We believe that our environmental matters for fiscal 2011 will not have a material adverse effect on our financial position or results of operations; however a number of factors may affect our environmental compliance costs or accruals. See "Item 1A. Risk Factors—We are subject to environmental regulation and environmental risks, which may adversely affect our business. Climate change or concerns regarding climate change may increase environmental regulation and environmental risks."

In addition to our environmental compliance efforts, we are engaged in a variety of sustainability activities, including initiatives designed to reduce our use of energy and resources and to reduce our waste. Sustainability is also an area of interest for certain of our customers and consumers and, particularly in light of concerns regarding climate change, may become an area of increased focus. Additionally, sustainability and environmental matters are areas of increased legislative focus. See "Item 1A. Risk Factors—We are subject to environmental regulation and environmental risks, which may adversely affect our business. Climate change or concerns regarding climate change may increase environmental regulation and environmental risk," "—Adverse weather conditions (caused by climate change or otherwise), natural disasters, pestilences and other natural conditions can affect crops and other inputs, which can adversely affect our operations and our results of operations" and "—The loss of a significant customer, certain actions by a significant customer or financial difficulties of a significant customer could adversely affect our results of operations."

Seasonality; Working Capital

Our historical net sales generally have exhibited seasonality, with the first fiscal quarter typically having the lowest net sales. Lower levels of promotional activity, the availability of fresh produce, the timing of price increases and other factors have historically affected net sales in the first quarter. We have experienced increased sales of our fruit, vegetable, tomato and broth products during the back-to-school and holiday periods in the United States, extending from September through December, as well as during periods associated with the Easter holiday. We have also experienced increases in pet snacks sales during the year-end holiday period. We typically schedule promotional events to coincide with these periods of increased product consumption.

We typically use cash from operations in addition to our revolver to fund our working capital needs. Our quarterly operating results have varied in the past and are likely to vary in the future based upon a number of factors. Our working capital requirements are seasonally affected by the growing cycle of some of the products we process. Our inventory position for these products is also seasonally affected by this growing cycle. The vast majority of our fruit, vegetable and tomato inventories are produced during the harvesting and packing months of June through October and depleted through the remaining seven months. Accordingly, the majority of our cash flow is generated in our third and fourth quarters as we sell inventory that was produced primarily in the first and second quarters. This seasonality factor also typically has an effect, but to a lesser extent, upon our results of operations. Pet products and broth are produced throughout the year.

Employees

As of May 2, 2010, we employed approximately 5,300 full-time employees in the U.S. and abroad. In addition, temporary seasonal workers are hired during our fruit, vegetable and tomato pack season, typically June through October, adding approximately 9,400 seasonal employees to our workforce during those months. We consider our relationship with our employees to be good.

As of May 2, 2010, we had 18 collective bargaining agreements with 15 union locals covering approximately 77% of our hourly full-time and seasonal employees. Of these employees, approximately 27% are covered under collective bargaining agreements scheduled to expire in fiscal 2011 and approximately 24% are covered under collective bargaining agreements scheduled to expire in fiscal 2012. These agreements are subject to negotiation and renewal. Failure to renew any of these collective bargaining agreements could result in a strike or work stoppage that could materially adversely affect our operations.

Executive Officers of the Registrant

The following table sets forth the name, age and positions, as of June 24, 2010, of individuals who are current executive officers of DMFC. To our knowledge, there are no family relationships between any director or executive officer and any other director or executive officer of DMFC. These individuals hold the same positions with DMC. Executive officers serve at the discretion of DMFC's Board of Directors. Additionally, executive officers may be elected to DMFC's Board. Mr. Wolford currently serves as the Chairman of the DMFC Board of Directors.

Name	Age	Positions
Richard G. Wolford	65	Chairman of the Board, President and Chief Executive Officer; Director
Nils Lommerin	45	Chief Operating Officer
David L. Meyers	64	Executive Vice President, Administration and Chief Financial Officer
David W. Allen	49	Executive Vice President, Operations
Larry E. Bodner	47	Executive Vice President, Finance
Timothy A. Cole	53	Executive Vice President, Sales
Marc L. Brown	50	Senior Vice President, Corporate Service Center and Chief Information Officer
Richard L. French	53	Senior Vice President, Treasurer, Chief Accounting Officer and Controller
Richard W. Muto	59	Senior Vice President and Chief Human Resources Officer
William D. Pearce	47	Senior Vice President, Chief Marketing Officer
James G. Potter	52	Senior Vice President, General Counsel and Secretary

Richard G. Wolford, Chairman of the Board, President and Chief Executive Officer; Director. Mr. Wolford joined Del Monte as Chief Executive Officer and a Director in April 1997. He was elected President of Del Monte in February 1998 and was elected Chairman of the Board of Directors of Del Monte Foods Company in May 2000. From 1967 to 1987, he held a variety of positions at Dole Foods, including President of Dole Packaged Foods from 1982 to 1987. From 1988 to 1996, he was Chief Executive Officer of HK Acquisition Corp. where he developed food industry investments with venture capital investors.

Nils Lommerin, Chief Operating Officer. Mr. Lommerin was appointed Chief Operating Officer in January 2008. He joined Del Monte in March 2003 as Executive Vice President, Human Resources and was appointed Executive Vice President, Operations in July 2004. From March 1999 to July 2002, he was with Oxford Health Plans, Inc., where he most recently served as Executive Vice President, Operations and Corporate Services. From November 1991 to February 1999, Mr. Lommerin held a variety of senior Human Resources positions with PepsiCo, Inc.

David L. Meyers, Executive Vice President, Administration and Chief Financial Officer. Mr. Meyers joined Del Monte in 1989. He was elected Chief Financial Officer of Del Monte in December 1992 and served as a member of the Board of Directors of Del Monte Foods Company from January 1994 until consummation of Del Monte's recapitalization in 1997. Prior to joining Del Monte, Mr. Meyers held a variety of financial and accounting positions with RJR Nabisco (1987 to 1989), Nabisco Brands USA (1983 to 1987) and Standard Brands, Inc. (1973 to 1983).

David W. Allen, Executive Vice President, Operations. Mr. Allen was appointed to his current position in April 2010. Mr. Allen was Senior Vice President, Operations and Supply Chain from June 2006 to April 2010, having served previously as a consultant to Del Monte beginning in November 2005. Prior to that, Mr. Allen was Chief Operating Officer of U.S. Foodservice, a division of Royal Ahold, from 2004 to 2005 and Chief Executive Officer of WorldChain, Inc., a supply chain services company, from 2001 to 2004. He served as Vice President, Worldwide Operations of Dell Inc. from 1999 to 2000. From 1991 to 1999, Mr. Allen held a variety of positions at Frito-Lay North America, a division of PepsiCo, Inc., most recently as its Senior Vice President, Operations. Mr. Allen also serves on the board of directors of American Italian Pasta Company.

Larry E. Bodner, Executive Vice President, Finance. Mr. Bodner joined Del Monte in July 2003 and was appointed to his current position in April 2010. Mr. Bodner was Senior Vice President, Finance and Investor Relations from October 2007 to April 2010; Vice President, Finance and Investor Relations from July 2006 to October 2007; and Vice President, Internal Reporting and Financial Analysis from July 2003 to July 2006. Prior to joining Del Monte, he was Chief Operating Officer of Market Compass from May 2001 to July 2003 and Chief Operating Officer/ Chief Financial Officer of SelfCare from 1998 to 2001. From 1995 to 1997, Mr. Bodner held a variety of senior financial positions with The Walt Disney Company. From 1986 to 1994, Mr. Bodner held a variety of finance positions with The Procter & Gamble Company.

Timothy A. Cole, Executive Vice President, Sales. Mr. Cole joined Del Monte in September 2004. From 1979 to September 2004, Mr. Cole held a variety of positions with The Quaker Oats Company, now a unit of PepsiCo, Inc., where he became Vice President of National Accounts for the United States.

Marc L. Brown, Senior Vice President, Corporate Service Center and Chief Information Officer. Mr. Brown joined Del Monte in December 2002 and was appointed Senior Vice President, Corporate Service Center and Chief Information Officer in May 2008. Mr. Brown was Vice President, Chief Information Officer from May 2004 to May 2008 and Vice President, Information Technology from April 2003 to May 2004, and Mr. Brown served as Vice President, Information Systems from

December 2002 to April 2003. From August 1996 to December 2002, he held a variety of information technology positions with the Heinz North America and Heinz Frozen Foods divisions of the H.J. Heinz Company. Prior to August 1996, Mr. Brown was with Andersen Consulting.

Richard L. French, Senior Vice President, Treasurer, Chief Accounting Officer and Controller. Mr. French joined Del Monte in 1980 and was elected to his current position in June 2008. Mr. French was Senior Vice President, Chief Accounting Officer and Controller of Del Monte from May 1998 through June 2008 and Vice President and Chief Accounting Officer from August 1993 through May 1998. Prior to August 1993, he held a variety of positions within Del Monte's financial organization.

Richard W. Muto, Senior Vice President and Chief Human Resources Officer. Mr. Muto joined Del Monte in 1974 and was elected to his current position in June 2008. Mr. Muto was Vice President, Human Resources from June 2007 to June 2008 and Vice President, Human Resources, U.S. and International Operations of Del Monte from December 1992 through June 2007. Prior to December 1992, he held a variety of positions within Del Monte's human resources organization and, from 1986 to 1989, RJR Nabisco.

William D. Pearce, Senior Vice President, Chief Marketing Officer. Mr. Pearce joined Del Monte in May 2008. From March 2007 to May 2008, he was Chief Executive Officer of Foresight Medical Technologies, a medical device start up in the emergent medical field. Prior to that, he was with Taco Bell Corporation, where he served as Chief Marketing Officer from December 2005 to February 2007 and Vice President, Marketing from October 2004 to December 2005. From August 2003 to September 2004, he was Vice President, Marketing of Campbell Soup Company. From June 1992 to August 2003, Mr. Pearce held a variety of marketing positions with Procter & Gamble Company.

James G. Potter, Senior Vice President, General Counsel and Secretary. Mr. Potter joined Del Monte in October 2001 and was elected to his current position in September 2002. From December 1997 to December 2000, he was Executive Vice President, General Counsel and Secretary of Provident Mutual Life Insurance Company. From 1989 to November 1997, Mr. Potter was the Chief Legal Officer of The Prudential Bank and Trust Company and The Prudential Savings Bank, subsidiaries of The Prudential Insurance Company of America.

Item 1A. *Risk Factors*

Factors that May Affect Our Future Results and Stock Price

We are subject to many risks and uncertainties that may affect our future financial performance and our stock price. Some of the risks and uncertainties that may cause our financial performance to vary or that may materially or adversely affect our financial performance or stock price are discussed below.

The pet product and food product categories in which we participate are highly competitive and, if we are not able to compete effectively, our results of operations could be adversely affected.

The pet product and food product categories in which we participate are highly competitive. There are numerous brands and products that compete for shelf space and sales, with competition based primarily on quality, breadth of product line, brand awareness, price, taste, nutrition, variety, packaging and value-added customer services such as inventory management services. We compete with a significant number of companies of varying sizes, including divisions or subsidiaries of larger companies. Our branded products face strong competition from private label products that are generally sold at lower prices, imports, other national and regional brands and fresh and frozen alternatives. A number of our competitors have broader product lines, substantially greater financial and other resources and/or lower fixed costs than we have. Our competitors may succeed in

developing new or enhanced products that are more attractive to customers or consumers than ours. These competitors may also prove to be more successful in marketing and selling their products than we are; and may be better able to increase prices to reflect cost pressures. We cannot assure you that we can compete successfully with these other companies or maintain or grow the distribution of our products. We cannot predict the pricing or promotional activities of our competitors or whether they will have a negative effect on us. Many of our competitors engage in aggressive pricing and promotional activities. There are competitive pressures and other factors which could cause our products to lose market share or decline in sales or result in significant price or margin erosion, which would have a material adverse effect on our business, financial condition and results of operations.

Our success depends in part upon our ability to persuade consumers to purchase our branded products versus lower-priced branded and private-label offerings. During economic downturns, consumers may be less willing or able to pay a price premium for our branded products and may shift purchases to lower-priced or other value offerings, which may adversely affect our results of operations.

Our branded products generally command a price premium as compared to the prices of the private-label products with which they compete. Additionally, our branded products in our Consumer Products segment generally command a price premium as compared to the prices of the branded products with which they compete. The current premium for our products may limit our ability to effectively implement price increases. Additionally, these price premiums may increase in the future, particularly if we implement price increases. The willingness of consumers to pay a price premium for our branded products depends on a number of factors, including the effectiveness of our marketing programs, the continuing strength of our brands and general economic conditions. During periods of challenging economic conditions, consumers may be less willing or able to pay a price differential for our branded products, notwithstanding our marketing programs or the strength of our brands, and may shift purchases away from our branded products to lower-priced offerings or forgo purchases of our products altogether. If the price premium for our branded products exceeds the amount consumers are willing to pay, whether due to economic conditions or otherwise, our sales would suffer and our revenues and results of operations could be adversely affected. In addition, during periods of challenging economic conditions, consumers may also migrate to higher-value, larger-sized packages of our branded products (which tend to have lower margins than our smaller-sized offerings), which could also have an adverse effect on our results of operations.

If we are unable to maintain or increase prices for our products, our results of operations may be adversely affected.

We rely in part on price increases to neutralize cost increases and improve the profitability of our business. We have implemented significant price increases for our products in recent years. For example, in fiscal 2009, price increases to address inflationary pressures accounted for a 12.4% increase in sales while volume and mix made up the other 1.7% increase in sales. Our ability to effectively implement price increases or otherwise raise prices for our products can be affected by a number of factors, including competition, aggregate industry supply, category limitations, market demand and economic conditions, including inflationary pressures. Because of the current economic environment, our ability to increase the prices of our products may be particularly constrained in the near term. Additionally, customers may pressure us to rescind price increases that we have announced or already implemented (either through a change in list price or increased promotional activity). If we are unable to maintain or increase prices for our products (or must increase promotional activity), our results of operations could be adversely affected. Additionally, price increases generally result in volume losses, as consumers purchase fewer units. If such losses (also referred to as the elasticity impact) are greater than expected or if we lose distribution due to a price increase (which may result from a customer response or otherwise), our results of operations could be adversely affected.

We may not be able to successfully implement initiatives to improve productivity and streamline operations to control or reduce costs. Failure to implement such initiatives could adversely affect our results of operations.

Because our ability to effectively implement price increases for our products can be affected by factors outside of our control, our profitability and growth depend significantly on our efforts to control our operating costs. Because many of our costs, such as energy and logistics costs, packaging costs and ingredient, commodity and raw product costs, are affected by factors outside or substantially outside our control, we generally must seek to control or reduce costs through operating efficiency or other initiatives. For example, in fiscal 2008, we realigned the manufacture of certain of our dry pet food products, enabling us to reduce the number of miles we had to ship such products, which in turn improved our cost structure. Such initiatives are important to our success. If in the future we are not able to identify and complete additional initiatives designed to control or reduce costs and increase operating efficiency on time or within budget, our results of operations could be adversely impacted. In addition, if the cost savings initiatives we have implemented to date, or any future cost-savings initiatives, do not generate expected cost savings, our results of operations could be adversely affected.

The inputs, commodities, ingredients and other raw materials that we require are subject to price increases and shortages that could adversely affect our results of operations.

The primary inputs, commodities, ingredients and other raw materials that we use include energy (including natural gas), fuel, packaging, fruits, vegetables, tomatoes, grains (including corn), sugar, spices, meats, meat by-products, soybean meal, water, fats, oils and chemicals. Prices for these and other items we use may be volatile and we may experience shortages in these items due to factors beyond our control, such as commodity market fluctuations, availability of supply, increased demand (whether for the item we require or for other items, which in turn impacts the item we require), weather conditions, natural disasters, currency fluctuations, governmental regulations (including import restrictions), agricultural programs or issues, energy programs, labor strikes and the financial health of our suppliers. Input, commodity, ingredient and other raw material price increases or shortages may result in higher costs or interrupt our production schedules, each of which could have a material adverse affect on our results of operations. Production delays could lead to reduced sales volumes and profitability as well as loss of market share. Higher costs could adversely impact our earnings. For example, fuel prices affect our transportation costs for both raw materials and finished product and natural gas prices also affect our production costs. If we are not able to implement our productivity initiatives or increase our product prices to offset price increases of our inputs, commodities, ingredients and other raw materials, as a result of consumer sensitivity to pricing or otherwise, or if sales volumes decline due to price increases, our results of operations could be adversely affected. Our competitors may be better able than we are to implement productivity initiatives or effect price increases or to otherwise pass along cost increases to their customers. Moreover, if we increase our prices in response to increased costs, we may need to increase marketing spending, including trade promotion spending, in order to retain our market share. Such increased marketing spending may significantly offset the benefits, if any, of any price increase and negatively impact our results of operations.

Increases in logistics and other transportation-related costs could materially adversely impact our results of operations. Our ability to competitively serve our customers depends on the cost and availability of reliable transportation.

Logistics and other transportation related costs have a significant impact on our earnings and results of operations. We use multiple forms of transportation to bring our products to the market. They include ships, trucks, intermodals and railcars. Disruption to the timely supply of these services or

increases in the cost of these services for any reason, including availability or cost of fuel, regulations affecting the industry, service failures by our third-party logistics service provider, or natural disasters (which may impact the transportation infrastructure or demand for transportation services), could have an adverse effect on our ability to serve our customers, and could have a material adverse effect on our financial performance.

Our results of operations and earnings may not meet guidance or expectations.

We provide public guidance on our expected results of operations for future periods. This guidance is comprised of forward-looking statements subject to risks and uncertainties, including the risks and uncertainties described in this annual report on Form 10-K and in our other public filings and public statements, and is based necessarily on assumptions we make at the time we provide such guidance. Our guidance may not always be accurate. If, in the future, our results of operations for a particular period do not meet our guidance or the expectations of investment analysts or if we reduce our guidance for future periods, the market price of our common stock could decline significantly.

Our operating results depend, in part, on the sufficiency and effectiveness of our marketing and trade promotion programs.

In general, due to the highly competitive nature of the businesses in which we compete, we must execute effective and efficient promotional and marketing investments with respect to our businesses overall to sustain our competitive position in our markets. Marketing investments may be costly. For example, in fiscal 2010, our marketing expense was $216.8 million, an increase of 54.2% over fiscal 2009. Additionally, we may, from time to time, change our marketing strategies and spending, including the timing or nature of our promotional programs. The sufficiency and effectiveness of our marketing and trade promotion practices is important to our ability to retain or improve our market share or margins. If our marketing and trade promotion programs are not successful or if we fail to implement sufficient and effective marketing and promotional programs, our business, results of operations and financial condition may be adversely affected.

We may be unable to successfully introduce new products, reposition existing products or anticipate changes in pet or consumer preferences, which could adversely affect our results of operations.

Our future business and financial performance depend, in part, on our ability to successfully introduce new products and improved products, reposition existing products, and anticipate and offer products that appeal to the changing tastes, dietary habits and trends and product packaging preferences of consumers and, as applicable, their pets, in the market categories in which we compete. We cannot be certain that opportunities for product innovation will exist or that we will be able to successfully introduce new products or reposition existing products. We incur significant development and marketing costs in connection with the introduction of new products or repositioning of existing products. Successfully launching and selling new products puts pressure on our sales and marketing resources, and we may fail to invest sufficient funds behind a new product introduction to make it successful. If customers and consumers do not accept a new product, then the introduction of a new product can reduce our operating income as introduction costs, including slotting fees, may exceed revenues. If we are not able to anticipate, identify or develop and market products that respond to changes in pet or consumer preferences or if our new product introductions or repositioned products fail to gain consumer acceptance, we may not grow our business as anticipated. Additionally, demand for our products could decline and our results of operations could be adversely affected.

Our success depends in part on our ability to grow our pet products business and our packaged produce sales.

Our current strategy for growing our business includes efforts to expand our pet products business and our packaged produce sales. Because of recent and current economic conditions and corresponding changes in consumer behavior, it may be difficult to grow in these areas, especially in packaged produce due to the relatively higher price of our packaged produce products compared to other shelf-stable products. Our efforts to grow in these areas include expanded marketing efforts and product innovation efforts, which carry risks discussed elsewhere in this "Risk Factors" section.

Our substantial indebtedness could adversely affect our operations and financial condition.

As of May 2, 2010, we had a total of $1,361.7 million of indebtedness (including letters of credit). Our level of indebtedness could have important consequences, such as:

- limiting our ability to obtain additional financing to fund growth, acquisitions, working capital, capital expenditures, debt service requirements or other cash requirements;
- limiting our operational flexibility due to the covenants contained in our debt agreements;
- limiting our ability to invest operating cash flow in our business due to debt service requirements;
- limiting our ability to compete with companies that are less leveraged and that may be better positioned to withstand economic downturns;
- reducing our flexibility to adjust to changing business and market conditions and making us more vulnerable to economic downturns; and
- making us vulnerable to fluctuations in market interest rates, to the extent that our debt is subject to floating interest rates or needs to be refinanced.

If our cash from operations is not sufficient to meet our operating needs, expenditures and debt service obligations, we may be required to refinance our debt, sell assets, borrow additional money or raise equity.

Our ability to generate cash to meet our operating needs, expenditures and debt service obligations and to otherwise reduce our debt will depend on our future performance, which will be affected by financial, business, economic, legislative, regulatory and other factors, including potential changes in costs, pricing, the success of product and marketing innovation, pressure from competitors, consumer preferences and other matters discussed in this annual report on Form 10-K (including this "Risk Factors" section). Many of these factors are beyond our control. Any factor that negatively affects our results of operations, including our cash flow, may also negatively affect our ability to pay the principal and interest on our outstanding debt. Moreover, if we do not have enough cash to pay our debt service obligations, we may be required to amend our Senior Credit Facility or indentures, refinance all or part of our existing debt, sell assets, incur additional indebtedness or raise equity. We cannot assure you that we will be able, at any given time, to take any of these actions on terms acceptable to us or at all.

Restrictive covenants in our Senior Credit Facility and indentures may restrict our operational flexibility. Our ability to comply with these restrictions depends on many factors beyond our control. If we fail to comply with these restrictions, we may be required to repay our debt.

Our Senior Credit Facility and indentures include certain covenants that, among other things, limit or restrict our ability to:

- incur additional indebtedness;
- issue preferred stock;
- pay dividends on, redeem or repurchase our capital stock;
- make other restricted payments, including investments;
- create liens;
- enter into transactions with affiliates;
- sell assets; and
- transfer all or substantially all of our assets and enter into mergers or consolidations.

Our Senior Credit Facility also requires us to maintain compliance with a maximum leverage ratio and a minimum fixed charge coverage ratio. Our ability to meet these financial ratios will be dependent upon our future performance and may be affected by events beyond our control (including factors discussed in this "*Risk Factors*" section). We cannot assure you that we will comply with these ratios. Our Senior Credit Facility may also limit our ability to agree to certain change of control transactions, because a "change of control" (as defined in the Senior Credit Facility) will result in an event of default.

If we are not in compliance with our covenants under our Senior Credit Facility, we will be unable to borrow under our revolving credit facility (which is a part of our Senior Credit Facility), and may experience significant liquidity issues. Additionally, a breach of any of the covenants, ratios or restrictions contained in our Senior Credit Facility or indentures could result in an event of default under our Senior Credit Facility and under our indentures in which case the amounts outstanding under our Senior Credit Facility and indentures could be declared immediately due and payable. If the payment of the indebtedness is accelerated, we cannot assure you that our assets would be sufficient to repay in full that indebtedness and any other indebtedness that would become due as a result of any acceleration.

If we breach or anticipate a breach of any of the covenants, ratios or restrictions contained in our Senior Credit Facility or indentures, we may seek to amend our Senior Credit Facility or indentures, refinance all or part of our existing debt, sell assets, or raise equity. We cannot assure you that we will be able, at any given time, to take any of these actions on terms acceptable to us or at all.

Despite our significant indebtedness, we may still be able to incur substantially more debt in the future through additional borrowings. This could further exacerbate the risks to our business described above.

While our Senior Credit Facility generally restricts borrowings outside the existing facility, it does permit additional indebtedness pursuant to specified exceptions. For example, subject to satisfaction of debt incurrence tests contained in our senior subordinated note indentures and other conditions

(including pro forma financial covenant compliance), we are permitted to incur (i) additional unsecured subordinated indebtedness and (ii) an amount not to exceed $500.0 million of additional unsecured indebtedness. In addition, subject to such tests and other additional conditions, we also are permitted to borrow, subject to the willingness of lenders to fund such borrowing, up to an additional $500.0 million in the aggregate through an increase in the term loan facility or revolving credit facility under our existing Senior Credit Facility. Further, with the concurrence of our senior lenders and satisfaction of our note indenture debt incurrence tests, we could incur substantial additional indebtedness. Additionally, we have the ability to incur substantial additional indebtedness pursuant to our $500.0 million revolving credit facility, which is part of our Senior Credit Facility. We may incur indebtedness in the future to fund acquisitions or investments or for working capital purposes, among other things. If our current debt level increases, the related risks we face could intensify.

If the financial institutions that are part of the syndicate of our revolving credit facility fail to extend credit under our facility, our liquidity and results of operations may be adversely affected.

We have access to capital through our revolving credit facility, which is part of our Senior Credit Facility. Each financial institution which is part of the syndicate for our revolving credit facility is responsible on a several, but not joint, basis for providing a portion of the loans to be made under our facility. If any participant or group of participants with a significant portion of the commitments in our revolving credit facility fail to satisfy its or their respective obligations to extend credit under the facility and we are unable to find a replacement for such participant or participants on a timely basis (if at all), our liquidity may be adversely affected. If our liquidity under our revolving credit facility is materially adversely impacted, particularly during the harvesting and packing months of June through October when we have our highest cash needs, our results of operations could be materially adversely affected.

We may not be able to successfully maintain the level of our product distribution to high volume club stores and other mass merchandisers, which could adversely impact our net sales and results of operations.

The success of our business strategy depends, in part, on our ability to maintain the level of our product distribution, and consequently our sales, through high volume club stores, supercenters and mass merchandisers, particularly with respect to our branded products. If we are unable to maintain or grow the level of our sales and product distribution through these channels, our results of operations could be adversely impacted. The competition to supply products to these high volume stores is intense, particularly where a store elects to carry only one of a particular type of product or when a bid process is used. These high-volume club stores and mass merchandisers periodically re-evaluate the products they carry and if a major customer elected to stop carrying one of our products, our sales could be adversely affected. Some customer buying decisions are based upon a periodic bidding process in which the successful bidder is only assured of selling its selected products to the store until the next selection period. Our sales volume could decrease if our offer is too high and we lose the ability to distribute our products, even temporarily, through such customer. Conversely, we risk depressing our margins if our offer is successful but below our targeted price points. Either of these outcomes could have an adverse effect on our results of operations.

The loss of a significant customer, certain actions by a significant customer or financial difficulties of a significant customer could adversely affect our results of operations.

A relatively limited number of customers account for a large percentage of our total sales. During fiscal 2010, our top customer, Walmart (including Walmart's stores and supercenters as well as SAM'S CLUB), represented approximately 35% of our overall list sales, which approximates our gross sales, and an even higher percentage of sales of our Pet Products business. Our ten largest customers represented approximately 63% of our overall list sales. These percentages may increase if

there is consolidation among existing food retailers or if mass merchandisers grow disproportionately to their competition. We expect that a significant portion of our revenues will continue to be derived from a small number of customers; however, there can be no assurance that these customers will continue to purchase our products in the same quantities as they have in the past. Our customers are generally not contractually obligated to purchase from us. These customers make purchase decisions based on a combination of price, product quality, consumer demand, customer service performance, their desired inventory levels and other factors. Changes in our customers' strategies, including a reduction in the number of brands they carry, shipping strategies, a shift of shelf space to or increased emphasis on private label products (including "store brands"), or a reduction in shelf space for core grocery items may adversely affect our sales. Requirements that may be imposed on us by our customers, such as sustainability, inventory management or product specification requirements, may have an adverse effect on our results of operations. Additionally, our customers may face financial difficulties, bankruptcy or other business disruptions that may impact their operations and their purchases from us and may affect their ability to pay us for products purchased from us. During economic downturns, our customers may be more susceptible to experiencing any of the foregoing conditions. If our customers experience financial difficulties (including difficulty accessing funds necessary to operate their businesses), bankruptcy or other business disruptions because of economic conditions or otherwise, our customers could reduce or cease purchases of our products, discontinue operations, or delay payment, or fail to pay, for products purchased, each of which could adversely affect our results of operations. In addition, to the extent that any customer seeks protection under the bankruptcy laws, such customer may seek return of moneys already paid to us. If our sales of products to one or more of our significant customers are reduced, this reduction could have a material adverse effect on our business, financial condition and results of operations.

To the extent our customers purchase product in excess of consumer consumption in any period, our sales in a subsequent period may be adversely affected as customers seek to reduce their inventory levels. To the extent customers seek to reduce their usual or customary inventory levels or change their willingness to purchase product in excess of consumer consumption, our sales may be adversely affected.

From time to time, customers may purchase more product than they expect to sell to consumers during a particular time period. Customers may grow their inventory in anticipation of, or during, our promotional events, which typically provide for reduced prices during a specified time or other customer or consumer incentives. Customers may also grow inventory in anticipation of a price increase for our products. If a customer increases its inventory during a particular reporting period as a result of a promotional event, anticipated price increase or otherwise, then sales during the subsequent reporting period may be adversely impacted as customers seek to reduce their inventory to usual levels. This effect may be particularly pronounced when the promotional event, price increase or other event occurs near the end or beginning of a reporting period or when there are changes in the timing of a promotional event, price increase or similar event, as compared to the prior year. To the extent customers seek to reduce their usual or customary inventory levels or change their practices regarding purchases in excess of consumer consumption, our sales and results of operations would be adversely impacted in that period.

If our assessments and assumptions about commodity prices, as well as ingredient and other prices and interest and currency exchange rates, prove to be incorrect in connection with our hedging or forward-buy efforts or planning cycles, our costs may be greater than anticipated and our financial results could be adversely affected. Volatility in the values of our commodity and other derivatives will impact our earnings.

We generally use commodity futures and options to reduce the price volatility associated with anticipated commodity purchases of corn, wheat and soybean meal used in the production of certain of our products. Additionally, we have hedging programs relating to currency, natural gas and diesel

fuel. We also have in the past and may in the future hedge interest rate risk. See "Item 7A. Quantitative and Qualitative Disclosures about Market Risk" for a discussion of our current hedging and derivatives programs. We may use other hedging or derivative programs in the future. The extent of our hedges at any given time depends on our assessment of the markets for these commodities, diesel fuel, natural gas, and capital, including our assumptions about future prices, currency exchange rates and interest rates. For example, if we believe market prices for the commodities we use are unusually high, we may choose to hedge less, or even none, of our upcoming requirements. If we fail to hedge and prices, interest rates or currency exchange rates subsequently increase, or if we institute a hedge and prices, interest rates or currency exchange rates subsequently decrease, our costs may be greater than anticipated or greater than our competitors' costs and our financial results could be adversely affected. Additionally, changes in the value of our commodities and other derivatives accounted for as economic hedges are recorded directly in earnings, while for our commodities and other derivatives accounted for as cash flow hedges, the effective portion of derivative gains and losses is deferred in equity and recognized as part of cost of products sold in the appropriate period and the ineffective portion is recognized as other income or expense. Accordingly, particularly with respect to economic hedges and the ineffective portion of cash flow hedges, volatility in commodities and other hedged items could result in volatility in our earnings.

We may be exposed to counterparty risk in our currency, interest rate and commodity hedging arrangements.

From time to time we enter into arrangements with financial institutions to hedge our exposure to fluctuations in currency and interest rates, including forward contracts and swap agreements. Additionally, in the future, we may enter into arrangements with financial institutions and other counterparties to hedge our exposure to fluctuations in commodity prices, including swap agreements, as an alternative to exchange-traded derivatives. A number of financial institutions similar to those that serve or may serve as counterparties to our hedging arrangements were adversely affected by the global credit crisis. The failure of any of the counterparties to our hedging arrangements to fulfill their obligations to us could adversely affect our results of operations.

Government regulation could increase our costs of production and increase legal and regulatory expenses.

Manufacturing, processing, labeling, packaging, storing and distributing pet products and food products are activities that are subject to extensive federal, state and local regulation, as well as foreign regulation. In the United States, these aspects of our operations are regulated by the U.S. Food and Drug Administration ("FDA"), the United States Department of Agriculture ("USDA") and various state and local public health and agricultural agencies. In addition to periodic government agency inspections affecting our operations generally, our operations, which produce meat and poultry products, are subject to mandatory continuous on-site inspections by the USDA. Complying with government regulation, including federal Country of Origin Labeling ("COOL") requirements, can be costly or may otherwise adversely affect our business. For example, legislation has been adopted in various jurisdictions in the United States to regulate bisphenol-A (which is an odorless, tasteless food-grade chemical commonly used in the food industry to coat the interior of cans). Additionally, the Ban Poisonous Additives Act of 2009 was recently introduced in the U.S. Senate, which would eliminate the use of bisphenol-A from all food and beverage containers. Although the U.S. Food and Drug Administration ("FDA") currently allows the use of bisphenol-A in food packaging materials, the FDA has called for further research on bisphenol-A and may in the future change its position on bisphenol-A. If legislation or other regulations are enacted restricting the use of bisphenol-A or requiring us to provide warnings regarding bisphenol-A under, for example, California's Proposition 65, our costs of production could increase or our sales could be adversely affected. Alternatives to bisphenol-A may be costly or less effective, which could adversely affect

our results of operations. There is no assurance that alternative packaging, if any, will maintain the current shelf life of our products. Other chemicals and substances that may be found, or may be purported to be found, in our products, including minerals such as lead, are already listed under Proposition 65. Additionally, other chemicals and substances that may be found in our products have also been proposed for listing under Proposition 65. Failure to comply with all applicable laws and regulations, including, among others, Proposition 65, could subject us to civil remedies, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions, which could have a material adverse effect on our business, financial condition and results of operations. Our business is also affected by import and export controls and similar laws and regulations, both in the United States and elsewhere. Issues such as national security or health and safety, which slow or otherwise restrict imports or exports, could adversely affect our business. In addition, the modification of existing laws or regulations or the introduction of new laws or regulations could require us to make material expenditures or otherwise adversely affect the way that we have historically operated our business.

Concerns regarding bisphenol-A used in food packaging could adversely affect our business.

Although the U.S. FDA currently allows the use of bisphenol-A in food packaging materials, recent public reports and concerns regarding the potential hazards of bisphenol-A could contribute to a perceived safety risk for products packaged using bisphenol-A and adversely affect our sales and results of operations. Discussions, stories, concerns and warnings regarding bisphenol-A appear in various media outlets and other venues with increasing frequency. We may be adversely affected by this publicity as well as any future warnings, guidance, recommendations, developments or publicity. Additionally, we are subject to the risks discussed further in "—If our products are alleged to cause injury or illness or fail to comply with governmental regulations, we may suffer adverse public relations, need to recall our products and experience product liability claims" above and in "—Government regulation could increase our costs of production and increase legal and regulatory expenses" above.

A change in the assumptions used to value our reporting units or our indefinite-lived intangible assets could result in goodwill or other intangible asset impairment charges, which would adversely affect our results of operations.

As of May 2, 2010, our goodwill was comprised of $1,187.5 million related to our pet products reporting unit and $150.2 million related to our consumer products reporting unit. We test goodwill of our pet products and consumer products reporting units for impairment at least annually. Events indicative of a potential impairment (such as a decrease in the cash flow relating to a reporting unit or a significant decline in our market capitalization) may cause us to perform additional tests for impairment and may also cause us to change our judgments or assumptions. Goodwill is considered impaired if the book value of the reporting unit containing the goodwill exceeds its estimated fair value. For goodwill, we determine the estimated fair value of a reporting unit using the income approach (which is based on the cash flows the reporting unit is expected to generate over its remaining life) and the market approach (which is based on market multiples of similar businesses).

As of May 2, 2010, the book value of our capitalized brand names that we have determined have indefinite lives ("Non-Amortizing Brands") was $1,060.5 million. We test our Non-Amortizing Brands for impairment at least annually. Events indicative of a potential impairment (such as a significant decline in the expected sales associated with a brand) may cause us to perform additional tests for impairment. Non-Amortizing Brands are considered impaired if the book value for the brand exceeds its estimated fair value. We determine the estimated fair value of a Non-Amortizing Brand using the relief from royalty method (which is based upon the estimated rent or royalty we would pay for the use of a brand name if we did not own it).

Considerable judgment by us is necessary in estimating future cash flows, market interest rates, discount factors, and other factors used in the income approach, market approach or relief from royalty method used to value goodwill and other intangible assets. Many of these factors reflect our assumptions regarding the future performance of our businesses, which may be impacted by risks discussed elsewhere in this "*Risk Factors*" section. If we materially change our judgments or assumptions used in valuing our goodwill or other intangible assets in connection with any future impairment tests, we may conclude that the estimated fair value of the goodwill or Non-Amortizing Brand (as applicable) is less than the book value. This would result in a write down of the goodwill or Non-Amortizing Brand book value to the estimated fair value and recognition of an impairment charge. Any such impairment charge would adversely affect our earnings and stockholders' equity and could be material.

We may not be successful in our future acquisition or other strategic transaction endeavors, if any, which could have an adverse effect on our business and results of operations.

We have historically engaged in acquisition activity and we may in the future engage in acquisitions or other strategic transactions, such as joint ventures or investments in other entities. We may be unable to identify suitable targets, opportunistic or otherwise, for acquisitions or other strategic transactions in the future. If we identify a suitable candidate, our ability to successfully implement the strategic transaction would depend on a variety of factors including our ability to obtain financing on acceptable terms, and to comply with the restrictions contained in our debt agreements. If we need to obtain our lenders' consent to a strategic transaction, they may refuse to provide such consent or condition their consent on our compliance with additional restrictive covenants that limit our operating flexibility. Strategic transactions involve risks, including those associated with integrating the operations or maintaining the operations as separate (as applicable), financial reporting, disparate technologies and personnel of acquired companies, joint ventures or related companies; managing geographically dispersed operations, joint ventures or other strategic investments; the diversion of management's attention from other business concerns; the inherent risks in entering markets or lines of business in which we have either limited or no direct experience; unknown risks; and the potential loss of key employees, customers and strategic partners of acquired companies, joint ventures or companies in which we may make strategic investments. We may not successfully integrate any businesses or technologies we may acquire or strategically develop in the future and may not achieve anticipated revenue and cost benefits relating to any such strategic transactions. Strategic transactions may be expensive, time consuming and may strain our resources. Strategic transactions may not be accretive to our earnings and may negatively impact our results of operations as a result of, among other things, the incurrence of debt, one-time write-offs of goodwill and amortization expenses of other intangible assets. In addition, strategic transactions that we may pursue could result in dilutive issuances of equity securities.

Adverse weather conditions (caused by climate change or otherwise), natural disasters, pestilences and other natural conditions can affect crops and other inputs, which can adversely affect our operations and our results of operations.

The commodities, ingredients and raw materials that we use in the production of our products (including, among others, fruits, vegetables, tomatoes and grain) are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes and pestilences. Adverse weather conditions may be impacted by climate change and other factors. Adverse weather conditions and natural disasters can reduce crop size and crop quality, which in turn could reduce our supplies of raw materials, lower recoveries of usable raw materials, increase the prices of our raw materials, increase our cost of storing raw materials if harvests are accelerated and processing capacity is unavailable, or interrupt or delay our production schedules if harvests are delayed. For example, our tomato suppliers are located in California, which experiences drought conditions from

time to time. Additionally, the growth of crops, as well as the manufacture and processing of our products, requires significant amounts of water. Drought or other causes of a reduction of water in aquifers may affect availability of water, which in turn may adversely affect our results of operations. Competing manufacturers may be affected differently by weather conditions and natural disasters depending on the location of their supplies or operations. If our supplies of raw materials are reduced, we may not be able to find enough supplemental supply sources on favorable terms, if at all, which could impact our ability to supply product to our customers and adversely affect our business, financial condition and results of operations. Increased costs for raw materials or other inputs could also adversely affect our business, financial condition and results of operations as described in "—The inputs, commodities, ingredients and other raw materials that we require are subject to price increases and shortages that could adversely affect our results of operations."

Natural disasters can disrupt our operations, which could adversely affect our results of operations.

A natural disaster such as an earthquake, tornado, fire, flood, or severe storm or other catastrophic event affecting our operating activities or major facilities, could cause an interruption or delay in our business and loss of inventory and/or data or render us unable to accept and fulfill customer orders in a timely manner, or at all. We are particularly susceptible to earthquakes as our executive offices, our research centers, and some of our fruit, vegetable and tomato operations are located in California where earthquakes periodically occur. Additionally, some of our pet operations are located in places where tornados periodically occur, such as Alabama and Kansas. If our operations are damaged by an earthquake, tornado or other disaster, we may be subject to supply interruptions, destruction of our facilities and products or other business disruptions, which could adversely affect our business and results of operations.

If ingredients or other raw materials we use in our products are contaminated, our results of operations could be adversely affected.

We buy ingredients, commodities and other raw materials that we use in producing our products from third party suppliers. If these materials are alleged or prove to include contaminants affecting the safety or quality of our products, we may need to find alternate materials for our products, delay production of our products, or discard or otherwise dispose of our products, which could adversely affect our results of operations. Additionally, if the presence of such contaminants are not alleged or discovered until after the affected product has been distributed, we may need to withdraw or recall the affected product and we may experience adverse publicity or product liability claims. In either case, our results of operations could be adversely affected.

If our products are alleged to cause injury or illness or fail to comply with governmental regulations, we may suffer adverse public relations, need to recall our products and experience product liability claims.

We may be exposed to product recalls, including voluntary recalls or withdrawals, and adverse public relations if our products are alleged to cause injury or illness or if we are alleged to have mislabeled or misbranded our products or otherwise violated governmental regulations. We may also voluntarily recall or withdraw products that we consider below our standards, whether for taste, appearance or otherwise, in order to protect our brand reputation. For example, in March 2007, we initiated a recall of a number of our pet food and pet snack products. Consumer concerns (whether justified or not) regarding the safety of our products could adversely affect our business. A product recall or withdrawal could result in substantial and unexpected expenditures, destruction of product inventory, and lost sales due to the unavailability of the product for a period of time, which could reduce profitability and cash flow. In addition, a product recall or withdrawal may require significant

management attention. Product recalls may also result in adverse publicity, hurt the value of our brands, lead to a decline in consumer confidence in and demand for our products, and lead to increased scrutiny by federal and state regulatory agencies of our operations, which could have a material adverse effect on our brands, business, results of operations and financial condition. We also may be subject to product liability claims and adverse public relations if consumption, use or opening of our products is alleged to cause injury or illness. While we carry product liability insurance, our insurance may not be adequate to cover all liabilities we may incur in connection with product liability claims. For example, punitive damages are generally not covered by insurance. In addition, we may not be able to continue to maintain our existing insurance, obtain comparable insurance at a reasonable cost, if at all, or secure additional coverage (which may result in future product liability claims being uninsured). A product liability judgment against us or our agreement to settle a product liability claim could also result in substantial and unexpected expenditures, which would reduce profitability and cash flow. In addition, even if product liability claims against us are not successful or are not fully pursued, these claims could be costly and time-consuming and may require management to spend time defending the claims rather than operating our business. Product liability claims (even if unmerited or unsuccessful), or any other events that cause consumers to no longer associate our brands with high quality and safe products, may hurt the value of our brands and lead to decreased demand for our products. Product liability claims may also lead to increased scrutiny by federal and state regulatory agencies and could have a material adverse effect on our brands, business, results of operations and financial condition.

We rely upon a number of third parties to manage or provide distribution centers for our products. Failures by these third parties could adversely affect our business.

A number of our distribution centers are managed by third parties. Additionally, we also use third-party distribution centers, which may distribute our products as well as the products of other companies. Activity at these distribution centers could be disrupted by a number of factors, including, labor issues, failure to meet customer standards, bankruptcy or other financial issues affecting the third party providers, or other matters affecting any such third party's ability to service our customers effectively. Any disruption of these distribution centers could adversely affect our business.

We rely primarily on a single company to provide us with logistics services and any failure by this provider to effectively service us could adversely affect our business.

Our logistics requirements in connection with transporting our products are handled primarily by a third-party logistics service provider. Such services include: scheduling and coordinating transportation of finished products to our distribution centers and customers; shipment tracking; freight dispatch services; transportation related payment services; and filing, collecting and resolving freight claims. Any sudden or unexpected disruption of these services for any reason could significantly disrupt our business.

We use a single national broker to represent a significant portion of our branded products to the retail grocery trade and any failure by the broker to effectively represent us would adversely affect our business.

We use a single national broker to represent a significant portion of our branded products to the retail grocery trade. Our business would suffer substantial disruption if this broker were to default in the performance of its obligations to perform brokerage services or if this broker fails to effectively represent us to the retail grocery trade. Changes in our sales strategy may impact this relationship.

Disruption of our supply chain could adversely affect our business and results of operations.

Our ability and the ability of our suppliers, co-packers and other business partners to make, move and sell products are critical to our success. Damage or disruption to our or their manufacturing or distribution capabilities due to weather, natural disaster, fire, terrorism, pandemics, strikes or other reasons (including other reasons discussed elsewhere in this "*Risk Factors*" section) could impair our ability to manufacture or sell our products. Failure to take adequate steps to mitigate the likelihood or potential impact of such events, or to effectively manage such events if they occur, particularly when a product is sourced from a single supplier or location or if such events impact our seasonal pack, could adversely affect our business and results of operations.

Inventory production in our Consumer Products operating segment is highly seasonal. Interference with our production schedule during peak months or inventory shortages could negatively impact our results of operations.

We do not manufacture the majority of our fruit, vegetable and tomato products continuously throughout the year, but instead have a seasonal production period that is limited to approximately three to four months primarily during the summer each year. We refer to this period as the "pack season." An unexpected plant shutdown or any other material interference with our production schedule for any reason could adversely affect our results of operations. For most of our fruit, vegetable and tomato products, the inventory created during the pack season, plus any inventory carried over from the previous pack season, determines the quantity of inventory we have available for sale until the next pack season commences. The size of the pack is influenced by crop results, which is affected by weather and other factors. Similarly, the timing of the pack season depends upon crop timing, which in turn is affected by weather and other factors. In the event that the inventory produced during the pack season is less than desired, or if the new pack season is delayed, or if demand for product is greater than forecasted, we may be required to "allocate" or limit sales of some items to customers in an effort to stretch supplies until the new pack season begins and new product is available. We could also experience inventory shortages in the event of can or end defects, whether discovered during the pack season or thereafter, or other factors. In the event we are required to allocate or limit sales of some items, we may lose sales volume and market share, our customer relationships may be harmed, and our results of operations may be adversely impacted. Alternatively, inventory produced may be greater than desired leading to excess inventory which may adversely affect our working capital and margins.

We are subject to environmental regulation and environmental risks, which may adversely affect our business. Climate change or concerns regarding climate change may increase environmental regulation and environmental risks.

As a result of our agricultural and food processing operations, we are subject to numerous environmental laws and regulations. Many of these laws and regulations are becoming increasingly stringent and compliance with them is becoming increasingly expensive. Changes in environmental conditions may result in existing legislation having a greater impact on us. Additionally, we may be subject to new legislation and regulation in the future. For example, increasing concern about climate change may result in additional federal and state legal and regulatory requirements to reduce or mitigate the effects of green-house gas emissions. Compliance with environmental legislation and regulations, particularly if they are more aggressive than our current sustainability measures used to monitor our emissions and improve our energy efficiency, may increase our costs and adversely affect our results of operations. We cannot predict the extent to which any environmental law or regulation that may be enacted or enforced in the future may affect our operations. We have been named as a potentially responsible party ("PRP") and may be liable for environmental investigation and remediation costs at some designated "Superfund Sites" under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), or

under similar state laws. We are defending ourselves in these actions as we believe appropriate. However, we cannot assure you that none of these matters will adversely impact our financial position or results of operations. We may in the future be named as a PRP at other currently or previously owned or operated sites, and additional remediation requirements could be imposed on us. We are currently conducting investigation and remedial activities at some locations, and other properties where we conduct or have conducted operations could be identified for investigation or proposed for listing under CERCLA or similar state laws in the future. Costs to investigate and remediate any such contamination could be material. Additionally, we will be required to conduct an investigation and, to the extent necessary, remedial activities at facilities in Terminal Island, CA. There can be no assurances that existing accruals will be sufficient to cover such activities. Also, under the Federal Food, Drug and Cosmetic Act and the Food Quality Protection Act of 1996, the U.S. Environmental Protection Agency is involved in a series of regulatory actions relating to the evaluation and use of pesticides in the food industry. The effect of these actions and future actions on the availability and use of pesticides could adversely impact our financial position or results of operations. If the cost of compliance with applicable environmental laws or regulations increases, our business and results of operations could be negatively impacted.

Failure by us or our third-party co-packers to comply with environmental or other regulations may disrupt our supply of certain products and adversely affect our results of operations.

Our production facilities and those of our co-packers, whether in the U.S. or overseas, are subject to a number of regulations, including environmental regulations. Failure by us or any of our co-packers to comply with regulations, or allegations of compliance failure, may disrupt our or their operations. Disruption of our operations or the operations of a co-packer could disrupt our supply of product, which could have an adverse effect on our net sales and other results of operations. Additionally, actions we may take to mitigate the impact of any such disruption or potential disruption, including increasing inventory in anticipation of a potential production interruption, may adversely affect our results of operations.

We rely upon co-packers to provide our supply of some products. Any failure by co-packers to fulfill their obligations could adversely affect our results of operations.

We have a number of supply agreements with co-packers that require them to provide us with specific finished products. For some of our products, including each of canned pineapple, mandarins, some fruit in plastic containers, some fruit in glass jars, some dog snack and pet food products and most of our broth products, we essentially rely upon a single co-packer as our sole-source for the product. We also anticipate that we will rely on sole suppliers for future products. The failure for any reason of any such sole-source or other co-packer to fulfill its obligations under the applicable agreements with us could result in disruptions to our supply of finished goods and have an adverse effect on our results of operations. Additionally, from time to time, a co-packer may experience financial difficulties, bankruptcy or other business disruptions, which could disrupt our supply of finished goods or require that we incur additional expense by providing financial accommodations to the co-packer or taking other steps to seek to minimize or avoid supply disruption, such as establishing a new co-pack arrangement with another provider. During an economic downturn, our co-packers may be more susceptible to experiencing such financial difficulties, bankruptcies or other business disruptions. A new co-pack arrangement may not be available on terms as favorable to us as the existing co-pack arrangement, if at all.

Volatility in the equity markets or interest rates could substantially increase our pension costs and have a negative impact on our results of operations.

We sponsor a qualified defined benefit pension plan and various other nonqualified retirement and supplemental retirement plans. The difference between plan obligations and assets, or the funded status of the defined benefit pension plan, significantly affects net periodic benefit costs of our

pension plan and our ongoing funding requirements of that plan. The qualified defined benefit pension plan is funded with trust assets invested in a diversified portfolio of debt and equity securities and other investments. Among other factors, changes in interest rates, investment returns and the market value of plan assets can (i) affect the level of plan funding; (ii) cause volatility in the net periodic pension cost; and (iii) increase our future contribution requirements. In or following an economic environment characterized by declining investment returns and interest rates, we may be required to make additional cash contributions to our pension plan and recognize further increases in our net pension cost to satisfy our funding requirements. A significant decrease in investment returns or the market value of plan assets or a significant decrease in interest rates could increase our net periodic pension costs and adversely affect our results of operations. A significant increase in our contribution requirements with respect to our qualified defined benefit pension plan could have an adverse impact on our cash flow.

Risk associated with foreign operations, including changes in import/export duties, wage rates, political or economic climates, or exchange rates, may adversely affect our operations.

Our foreign operations and relationships with foreign suppliers and co-packers, as well as our export of certain products (particularly pet products), subject us to the risks of doing business abroad. As of May 2, 2010, three of our twenty production facilities were located abroad, eleven of our twenty-six co-packers were located in foreign locations and one of the twenty-six was located in American Samoa. The countries from which we source our products and in which we have some facilities may be subject to political and economic instability, which may adversely affect our results of operations. For example, Venezuela (where we have one production facility) and, to a lesser extent, Mexico (where we have two production facilities) are currently experiencing political and economic instability. Items produced in Mexico are sold primarily in the United States. Furthermore, foreign countries in which we produce our products as well as countries to which we export our products may periodically enact new or revise existing laws, taxes, duties, quotas, tariffs, currency controls or other restrictions to which we are subject. For example, in Venezuela, the government has seized several food production facilities for allegedly skirting price controls. Given the political and economic instability in the region, we cannot assure you that the Venezuelan government will not take actions that impact our operations. Other events that disrupt foreign production, sourcing, or transportation or generate consumer concerns (whether justified or not) regarding foreign-produced products could also adversely affect our business. Additionally, our products are subject to import duties and other restrictions, and the United States government may periodically impose new or revise existing duties, quotas, tariffs or other restrictions to which we are subject.

If we are not successful in protecting our intellectual property rights, we may harm our ability to compete.

Our brand names and trademarks, including the marks *Del Monte, 9Lives, Kibbles 'n Bits, Meow Mix*, and *Milk-Bone*, are important to our business. We rely on trademark, copyright, trade secret, patent and other intellectual property laws, as well as nondisclosure and confidentiality agreements and other methods, to protect our proprietary information, technologies and processes. We also have obligations with respect to the non-use and non-disclosure of third-party intellectual property. We may need to engage in litigation or similar activities to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of proprietary rights of others. Any such litigation could require us to expend significant resources and divert the efforts and attention of our management and other personnel from our business operations. We cannot assure you that the steps we will take to prevent misappropriation, infringement or other violation of our intellectual property or the intellectual property of others will be successful. In addition, effective patent, copyright, trademark and trade secret protection may be unavailable or limited for some of our trademarks and patents in some foreign countries. Failure to protect our intellectual property could harm our business and results of operations.

Intellectual property infringement or violation claims may adversely impact our results of operations.

We may be subject to claims by others that we infringe on their intellectual property or otherwise violate their intellectual property rights. To the extent we develop, introduce and acquire products, such risk may be exacerbated. We have in the past been subject to such claims. For example, in fiscal 2005, we lost a case brought against us by Kal Kan Foods, Inc., which was a subsidiary of Mars, Inc. As a result of the judgment against us, we were required to pay, among other amounts, compensatory damages of $3.6 million. We were also enjoined from further sales of the pet products named in the litigation, which resulted in us incurring additional expense (relating to the inventories we held of such products and specialized fixed assets used in the manufacture of such products). We are also currently subject to such claims. For example, as described in more detail in "Item 3. Legal Proceedings", in October 2008, Fresh Del Monte Produce Inc. filed a complaint against us that alleges, among other things, that we breached our trademark license agreement with Fresh Del Monte through the marketing and sale of certain of our products sold in the refrigerated produce section of customers' stores. Claims of infringement or violation may require us to engage in litigation to determine the scope and validity of such claims, change our products or cease selling certain products. Any of such events may adversely impact our results of operations.

Our business operations could be disrupted if our information technology systems fail to perform adequately.

The efficient operation of our business depends on our information technology systems, some of which are managed by third-party service providers. We rely on our information technology systems to effectively manage our business data, communications, supply chain, order entry and fulfillment, and other business processes. The failure of our information technology systems to perform as we anticipate could disrupt our business and could result in transaction errors, processing inefficiencies, and the loss of sales and customers, causing our business and results of operations to suffer. In addition, our information technology systems may be vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, power outages, systems failures, security breaches, and viruses. Any such damage or interruption could have a material adverse effect on our business.

Transformative plans involve risk and may adversely affect our business and financial results.

We may in the future contemplate and adopt plans intended to effect significant change within our company. For example, in fiscal 2008, we completed a two-year transformation plan for which we incurred significant costs. Our future plans, if any, may, but need not, involve closure or disposal of plants, distribution centers, businesses or other assets as well as headcount reductions or reductions in our number of product offerings, which could increase our expenses and adversely affect our results of operations. Divesting plants, distribution centers, businesses or other assets or changes in strategy may also adversely impact our results of operations due to related write-offs or the acceleration of remediation expenses or due to the loss of operating income that may be associated with any such disposed business. Additionally, restructuring or disposition efforts may divert management's and other employees' attention from other business concerns. We may be unable to complete dispositions we may desire to undertake at targeted prices, if at all, which may adversely impact our financial results and our ability to implement our business strategies.

Our business could be harmed by strikes or work stoppages by Del Monte employees.

As of May 2, 2010, we have 18 collective bargaining agreements with 15 union locals covering approximately 77% of our hourly full time and seasonal employees. Of these employees, approximately 27% are covered under collective bargaining agreements scheduled to expire in fiscal

2011 and approximately 24% are covered under collective bargaining agreements that are scheduled to expire in fiscal 2012. We cannot assure you that we will be able to negotiate these or other collective bargaining agreements on the same or more favorable terms as the current agreements, or at all, without production interruptions caused by labor stoppages. If a strike or work stoppage were to occur in connection with negotiations of new collective bargaining agreements, or as a result of disputes under our collective bargaining agreements with labor unions, our business, financial condition and results of operations could be materially adversely affected.

Our Del Monte brand name could be confused with names of other companies who, by their act or omission, could adversely affect the value of the Del Monte brand name.

We have licensed the Del Monte brand name (and with respect to The Philippines and South Africa, transferred title) to various unaffiliated companies internationally and, for some products, in the United States. The common stock of one licensee, Fresh Del Monte Produce Inc., is publicly traded in the United States. Acts or omissions by these unaffiliated companies may adversely affect the value of the Del Monte brand name, the trading prices for our common stock and demand for our products. Third-party announcements or rumors about these licensees could also have these negative effects. In addition, in connection with the 2002 Merger, Heinz retained its ownership of some of the brand names used by our businesses in countries in which we do not compete. Acts or omissions by Heinz or its licensees that adversely affect the value of these brand names may also adversely affect demand for our products.

No assurance can be given that we will continue to pay or declare dividends.

We have historically paid dividends. However, there can be no assurance that we will pay or declare dividends in the future. The actual declaration and payment of future dividends, the amount of any such dividends, and the establishment of record and payment dates, if any, are subject to determination by our Board of Directors each quarter after its review of our then-current strategy, applicable debt covenants and financial performance and position, among other things. Our declaration and payment of future dividends is subject to risks and uncertainties, including: deterioration of our financial performance or position; inability to declare a dividend in compliance with applicable laws or debt covenants; an increase in our cash needs or decrease in available cash; and the business judgment of the Board of Directors that a declaration of a dividend is not in the Company's best interests.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

As of May 2, 2010, as listed below, our principal facilities included 17 production facilities and 10 distribution centers in the United States, and three production facilities in foreign locations. Our combined production facilities total approximately 5.7 million square feet of owned property, while our distribution centers total approximately 1.8 million square feet of owned property (including approximately 0.6 million square feet of owned property located on leased land) and approximately 3.6 million square feet of leased property. We generally own our production facilities. Our distribution centers are owned or leased by us. We also use distribution centers operated by third parties. We also have various other warehousing and storage facilities, which are primarily leased facilities. Our leases are generally long-term. Certain of our owned real properties are subject to mortgages or other applicable security interests in favor of the lenders under our Senior Credit Facility.

The following table lists our principal production facilities and distribution centers as of May 2, 2010:

Location	Reportable Segment
Production Facilities	
United States:	
Decatur, AL	Pet Products
Hanford, CA	Consumer Products
Kingsburg, CA	Consumer Products
Modesto, CA	Consumer Products
Mendota, IL	Consumer Products
Plymouth, IN	Consumer Products
Topeka, KS	Pet Products
Lawrence, KS	Pet Products
Sleepy Eye, MN	Consumer Products
Buffalo, NY	Pet Products
Bloomsburg, PA	Pet Products
Crystal City, TX	Consumer Products
Toppenish, WA	Consumer Products
Yakima, WA	Consumer Products
Cambria, WI	Consumer Products
Markesan, WI	Consumer Products
Plover, WI	Consumer Products
Foreign Locations:	
Turmero, Venezuela	Consumer Products
Montemorelos, Nuevo Leon, Mexico	Consumer Products
Tlatlauquitepec, Puebla, Mexico	Consumer Products
Distribution Centers	
United States:	
Fontana, CA	Pet Products and Consumer Products
Lathrop, CA	Pet Products and Consumer Products
Terminal Island, CA	Pet Products and Consumer Products
Atlanta, GA	Pet Products and Consumer Products
Kankakee, IL	Pet Products and Consumer Products
Rochelle, IL	Consumer Products
Topeka, KS	Pet Products
Bloomsburg, PA	Pet Products
Fort Worth, TX	Pet Products and Consumer Products
McAllen, TX (Refrigerated)	Consumer Products

Our principal administrative headquarters are located in leased office space in San Francisco, CA. We also own or lease additional administrative facilities in Pittsburgh, PA. We own our primary research and development facility in Walnut Creek, CA. In addition, our research and development facilities in Terminal Island, CA are located on leased land.

We currently have no properties held for sale.

We believe our facilities are suitable and adequate for our business and have sufficient capacity for the purposes for which they are currently intended.

Item 3. ***Legal Proceedings***

On October 13, 2009, Kara Moline and Debra Lowe filed a class action complaint against us in San Francisco Superior Court, alleging violations of California's False Advertising Act, Unfair Competition Law, and Consumer Legal Remedies Act. Specifically, the plaintiffs allege that we engaged in false and misleading advertising in the labeling of *Nature's Recipe Farm Stand Selects* dog food. The plaintiffs seek injunctive relief, disgorgement of profits in an undisclosed amount, and attorneys' fees. Additionally, the plaintiffs are seeking class certification. We deny plaintiffs' allegations and plans to vigorously defend ourselves.

On October 14, 2008, Fresh Del Monte Produce Inc. ("Fresh Del Monte") filed a complaint against us in U.S. District Court for the Southern District of New York. Fresh Del Monte amended its complaint on November 5, 2008. Under a trademark license agreement with us, Fresh Del Monte holds the rights to use the *Del Monte* name and trademark with respect to fresh fruit, vegetables and produce throughout the world (including the United States). Fresh Del Monte alleges that we breached the trademark license agreement through the marketing and sale of certain of our products sold in the refrigerated produce section of customers' stores, including *Del Monte Fruit Naturals* products and the more recently introduced *Del Monte* Refrigerated Grapefruit Bowls. Additionally, Fresh Del Monte alleges that it has the exclusive right under the trademark license agreement to sell *Del Monte* branded pineapple, melon, berry, papaya and banana products in the refrigerated produce section. Fresh Del Monte also alleges that our advertising for certain of the alleged infringing products was false and misleading. Fresh Del Monte is seeking damages of $10.0 million, treble damages with respect to its false advertising claim, and injunctive relief. On October 14, 2008, Fresh Del Monte filed a motion for a preliminary injunction, asking the Court to enjoin us from making certain claims about our refrigerated products. On October 23, 2008, the Court denied that motion. We deny Fresh Del Monte's allegations and plan to vigorously defend ourselves. Additionally, on November 21, 2008, we filed counter-claims against Fresh Del Monte, alleging that Fresh Del Monte has breached the trademark license agreement. Specifically, we allege, among other things, that Fresh Del Monte's "medley" products (vegetables with a dipping sauce or fruit with a caramel sauce) violate the trademark license agreement.

Beginning with the pet food recall announced by Menu Foods, Inc. in March 2007, many major pet food manufacturers, including us, announced recalls of select products. We believe there have been over 90 class actions and purported class actions relating to these pet food recalls. We have been named as a defendant in seven class actions or purported class actions related to our pet food and pet snack recall, which we initiated March 31, 2007.

We are currently a defendant in the following case:

- Picus v. Del Monte filed on April 30, 2007 in state court in Las Vegas, Nevada.

We were a defendant in the following cases:

- Carver v. Del Monte filed on April 4, 2007 in the U.S. District Court for the Eastern District of California;
- Ford v. Del Monte filed on April 7, 2007 in the U.S. District Court for the Southern District of California;
- Hart v. Del Monte filed on April 10, 2007 in state court in Los Angeles, California;
- Schwinger v. Del Monte filed on May 15, 2007 in the U.S. District Court for the Western District of Missouri;

- Tompkins v. Del Monte filed on July 13, 2007 in the U.S. District Court for the District of Colorado; and

- Blaszkowski v. Del Monte filed on May 9, 2007 in the U.S. District Court for the Southern District of Florida.

The named plaintiffs in these seven cases allege or alleged that their pets suffered injury and/or death as a result of ingesting our and other defendants' allegedly contaminated pet food and pet snack products. The Picus and Blaszkowski cases also contain or contained allegations of false and misleading advertising by us.

By order dated June 28, 2007, the Carver, Ford, Hart, Schwinger, and Tompkins cases were transferred to the U.S. District Court for the District of New Jersey and consolidated with other purported pet food class actions under the federal rules for multi-district litigation. The Blaszkowski and Picus cases were not consolidated.

The Multi-District Litigation Cases. The plaintiffs and defendants in the multi-district litigation cases, including the five consolidated cases in which we were a defendant, tentatively agreed to a settlement which was submitted to the U.S. District Court for the District of New Jersey on May 22, 2008. On May 30, 2008, the Court granted preliminary approval to the settlement. Pursuant to the Court's order, notice of the settlement was disseminated to the public by mail and publication beginning June 16, 2008. Members of the class were allowed to opt-out of the settlement until August 15, 2008. On November 19, 2008, the Court entered orders approving the settlement, certifying the class and dismissing the complaints against the defendants, including us. The total settlement was $24.0 million. The portion of our contribution to this settlement was $0.25 million, net of insurance recovery. Four class members have filed objections to the settlement, which objections have been denied by the Court. On December 3, 2008 and December 12, 2008, these class members filed Notices of Appeal.

The Picus Case. The plaintiffs in the Picus case are seeking certification of a class action as well as unspecified damages and injunctive relief against further distribution of the allegedly defective products. We have denied the allegations made in the Picus case. On October 12, 2007, we filed a motion to dismiss in the Picus case. The state court in Las Vegas, Nevada granted our motion in part and denied our motion in part. On December 14, 2007, other defendants in the case filed a motion to deny class certification. On March 16, 2009, the Court granted the motion to deny class certification. On March 25, 2009, the plaintiffs filed an appeal of the Court's decision. On June 30, 2009, the Court of Appeals denied plaintiffs' appeal.

The Blaszkowski Case. On April 11, 2008, the plaintiffs in the Blaszkowski case filed their fourth amended complaint. On September 12, 2008 and October 9, 2008, plaintiffs filed stipulations of dismissal with respect to their complaint against certain of the defendants, including us. The U.S. District Court for the Southern District of Florida entered such requested dismissals on such dates, resulting in the dismissal of all claims against us.

We are also involved from time to time in various legal proceedings incidental to our business (or our former seafood business), including proceedings involving product liability claims, workers' compensation and other employee claims, tort claims and other general liability claims, for which we carry insurance, as well as trademark, copyright, patent infringement and related litigation. Additionally, we are involved from time to time in claims relating to environmental remediation and similar events. While it is not feasible to predict or determine the ultimate outcome of these matters, we believe that none of these legal proceedings will have a material adverse effect on our financial position.

Item 4. *[RESERVED]*

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Common Stock Prices

Del Monte Foods Company common stock trades on the New York Stock Exchange (the "NYSE") under the symbol "DLM."

The following table sets forth the high and the low sale prices for Del Monte Foods Company common stock as reported by the NYSE for the periods indicated:

	High	Low
Fiscal 2010		
First Quarter	$ 9.95	$ 7.60
Second Quarter	12.00	9.53
Third Quarter	11.85	10.42
Fourth Quarter	16.14	11.31
Fiscal 2009		
First Quarter	$ 9.85	$ 6.78
Second Quarter	9.41	5.22
Third Quarter	7.39	5.06
Fourth Quarter	8.00	6.19

Dividend Policy

During each quarter of fiscal 2010, 2009, 2008 and 2007 as well as each of the third and fourth quarters of fiscal 2006, we declared a cash dividend. Prior to fiscal 2006, we had not paid a cash dividend on our common stock since our initial public offering in February 1999. We declared aggregate dividends of $39.6 million and $31.6 million during fiscal 2010 and fiscal 2009, respectively. We paid aggregate dividends of $37.6 million and $31.6 million during fiscal 2010 and fiscal 2009, respectively. In fiscal 2009, the quarterly dividend declared and paid was $0.04 per share of outstanding common stock of DMFC. The last quarterly dividend declared in fiscal 2009 was paid in the first quarter of fiscal 2010. In the first quarter of fiscal 2010, the Board of Directors declared a dividend of $0.05 per share of outstanding common stock of DMFC to be paid in the second quarter of fiscal 2010. The last quarterly dividend declared in fiscal 2010 was paid in the first quarter of fiscal 2011. In fiscal 2010, the quarterly dividend declared was $0.05 per share of outstanding stock of DMFC, and the quarterly dividend paid was $0.04 per share in the first quarter and $0.05 per share in the second through fourth quarters. In the first quarter of fiscal 2011, the Board of Directors declared a dividend of $0.09 per share of outstanding common stock of DMFC to be paid in the second quarter of fiscal 2011.

Our Senior Credit Facility and indentures governing our senior subordinated notes generally limit, subject to certain financial tests and other exceptions, the ability of DMC to make cash payments to DMFC, which therefore limits DMFC's ability to pay cash dividends. As of May 2, 2010, the amount available to be paid as additional dividends by DMC to DMFC under the most restrictive provision of the Senior Credit Facility and indentures was approximately $390 million. To the extent that DMC pays cash dividends to DMFC and DMFC uses such cash dividends for purposes other than dividends to its stockholders, such as stock repurchases, DMFC's ability to pay cash dividends to its stockholders effectively will be limited further.

We expect to continue to pay quarterly dividends. However, there can be no assurance that future dividends will be declared or paid. The actual declaration and payment of future dividends, the amount of any such dividends, and the establishment of record and payment dates, if any, is subject to final determination by our Board of Directors each quarter after its review of our then-current strategy, applicable debt covenants, and financial performance and position, among other things. See "Item 1A. Risk Factors" for a discussion of factors that might affect our financial performance and compliance with debt covenants, including covenants that affect our ability to pay dividends. Also see "Note 7. Short-Term Borrowings and Long-Term Debt" of our consolidated financial statements in this annual report on Form 10-K.

We expect to continue to use cash flows from operations (and other sources of cash, if any) to finance our working capital needs, to develop and grow our business (including capital expenditures), to reduce debt, to pay dividends (subject to the conditions described above), to repurchase shares, to fund contributions to our defined benefit plans and for general corporate purposes. We may from time to time consider other uses for our cash flows from operations and other sources of cash. Such uses may include, but are not limited to, acquisitions or future transformation or restructuring plans.

Stockholders

As of June 24, 2010, we had 26,901 stockholders of record, which excludes stockholders whose shares were held by brokerage firms, depositories and other institutional firms in "street name" for their customers.

Issuances of Unregistered Securities

There were no issuances of unregistered securities in the quarter ended May 2, 2010.

Issuer Purchases of Equity Securities

No shares were repurchased during fiscal 2010 and fiscal 2009. For repurchases during fiscal 2008, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Dividends and Stock Repurchases."

Performance Graph

This Section is not soliciting material, is not deemed filed with the SEC or subject to Regulation 14A or 14C, or to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

Set forth below is a line graph comparing the cumulative total return on Del Monte Foods Company common stock (listed on the New York Stock Exchange under the symbol "DLM") with the total return of the Standard & Poor's 500 and the Standard & Poor's MidCap Food, Beverage & Tobacco indexes, for the period commencing April 30, 2005 and ending on April 30, 2010. The graph is based on the assumption that $100 was invested on April 30, 2005 in Del Monte's common stock, in the Standard & Poor's MidCap Food, Beverage & Tobacco index, and in the Standard & Poor's 500 index. To ensure comparability of indexes and comparable intervals, month-end data was used for each data point, as only month-end data is available for the Standard & Poor's 500 index. The graph also assumes all dividends were reinvested.



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Item 6. *Selected Financial Data*

The following tables set forth our selected historical financial data as of and for the periods indicated. The selected historical financial data for the fiscal years ended May 2, 2010, May 3, 2009, April 27, 2008, April 29, 2007 and April 30, 2006 was derived from the audited balance sheets as of May 2, 2010, May 3, 2009, April 27, 2008, April 29, 2007 and April 30, 2006, respectively, and the audited statements of income for each of the years then ended, as audited by KPMG LLP. The following information is qualified by reference to, and should be read in conjunction with, "Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8. Financial Statements and Supplementary Data." The historical results are not necessarily indicative of results to be expected in any future period.

	Fiscal Year				
	2010	2009	2008	2007	2006
	(in millions, except per share data)				
Statement of Income Data (a)(b):					
Net sales	$3,739.8	$3,626.9	$3,179.8	$ 2,872.5	$2,432.7
Cost of products sold	2,510.6	2,622.7	2,319.9	2,054.0	1,767.5
Gross Profit	1,229.2	1,004.2	859.9	818.5	665.2
Selling, general and administrative expense	721.2	643.3	541.4	537.8	438.2
Operating income	508.0	360.9	318.5	280.7	227.0
Interest expense	116.3	110.3	131.4	133.5	71.4
Other (income) expense	9.8	24.1	(2.5)	0.4	1.1
Income from continuing operations before income taxes	381.9	226.5	189.6	146.8	154.5
Provision for income taxes	139.9	78.8	71.9	49.5	59.2
Income from continuing operations	242.0	147.7	117.7	97.3	95.3
Income from discontinued operations (net of taxes of $(0.9), $14.3, $(4.0), $3.7 and $37.4, respectively)	2.3	24.6	15.4	15.3	74.6
Net income	$ 244.3	$ 172.3	$ 133.1	$ 112.6	$ 169.9
Diluted earnings per common share:					
Continuing operations	$ 1.19	$ 0.74	$ 0.58	$ 0.48	$ 0.47
Discontinued operations	0.01	0.13	0.08	0.07	0.36
	$ 1.20	$ 0.87	$ 0.66	$ 0.55	$ 0.83
Weighted average number of diluted shares outstanding	202.8	198.4	202.8	203.8	204.2

	May 2, 2010	May 3, 2009	April 27, 2008	April 29, 2007	April 30, 2006
	(in millions)				
Balance Sheet Data:					
Total assets	$4,288.9	$4,321.3	$4,546.3	$ 4,561.5	$3,622.9
Long-term debt, excluding current portion	1,255.2	1,525.9	1,854.8	1,951.9	1,242.5
Stockholders' equity	1,827.4	1,606.5	1,500.5	1,452.2	1,314.0

	Fiscal Year				
	2010	2009	2008	2007	2006
	(in millions)				
Cash Flow Data (a)(b):					
Cash flows provided by operating activities	$ 355.9	$ 200.6	$ 286.9	$ 230.1	$ 261.2
Cash flows provided by (used in) investing activities	(104.9)	277.1	(79.7)	(1,344.8)	182.4
Cash flows provided by (used in) financing activities	(336.2)	(361.3)	(194.5)	667.7	(129.0)
Capital expenditures	104.9	88.7	96.7	95.0	69.1

	Fiscal Year				
	2010	2009	2008	2007	2006
Other Data:					
Cash dividends per common share	$ 0.19	$ 0.16	$ 0.16	$ 0.16	$ 0.08

(a) For all periods presented, the operating results and assets and liabilities related to the StarKist Seafood Business and the Soup and Infant Feeding Businesses have been classified as discontinued operations. We have combined cash flows from discontinued operations with cash flows from continuing operations within the operating, investing and financing categories in the Statement of Cash Flows for all periods presented.

(b) The fiscal 2007 financial results include the operations for Meow Mix beginning May 19, 2006 and Milk-Bone beginning July 2, 2006.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

This discussion summarizes the significant factors affecting our consolidated operating results, financial condition and liquidity during the three-year period ended May 2, 2010. This discussion should be read in conjunction with our consolidated financial statements for the three-year period ended May 2, 2010 and related notes included elsewhere in this annual report on Form 10-K. These historical financial statements may not be indicative of our future performance. This Management's Discussion and Analysis of Financial Condition and Results of Operations contains a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risks described throughout this filing, particularly in "Item 1A. Risk Factors."

Del Monte Foods Company and its consolidated subsidiaries ("Del Monte" or the "Company") is one of the country's largest producers, distributors and marketers of premium quality, branded pet products and food products for the U.S. retail market, with pet food and snack brands for dogs and cats such as *Meow Mix, Kibbles 'n Bits, Milk-Bone, 9Lives, Pup-Peroni, Gravy Train, Nature's Recipe, Canine Carry-Outs* and other brand names and leading food brands such as *Del Monte, Contadina, S&W, College Inn* and other brand names.

On April 24, 2006, we sold certain assets and liabilities related to our private label soup, infant feeding and food service soup businesses (the "Soup and Infant Feeding Businesses") to TreeHouse Foods, Inc. The results of operations of these businesses have been reclassified to discontinued operations for all periods presented.

On May 19, 2006, we completed the acquisition of Meow Mix Holdings, Inc. and its subsidiaries ("Meow Mix"), the maker of *Meow Mix* brand cat food and *Alley Cat* brand cat food. The financial results of Meow Mix are reported within our Pet Products reportable segment.

Effective July 2, 2006, we completed the acquisition of certain pet product assets, including the *Milk-Bone* brand ("Milk-Bone"), from Kraft Foods Global, Inc. The financial results of Milk-Bone are reported within our Pet Products reportable segment.

On October 6, 2008, pursuant to the Purchase Agreement dated June 29, 2008 among Del Monte Corporation, Dongwon Enterprise Co., Ltd. ("Dongwon Enterprise"), Dongwon Industries Co., Ltd. ("Dongwon Industries"), Dongwon F&B Co., Ltd. ("Dongwon F&B"), Starkist Co. ("Starkist Co.", and collectively with Dongwon Enterprise, Dongwon Industries, Dongwon F&B, the "Dongwon Entities"), and Starkist Samoa Co. ("Acquisition Sub"), Del Monte Corporation (i) sold to Starkist Co. all of the outstanding stock of Galapesca S.A., Panapesca Fishing, Inc. and Marine Trading Pacific, Inc., (ii) caused Star-Kist Samoa, Inc. to be merged with and into Acquisition Sub and (iii) sold to Starkist Co. certain assets that are primarily related to the business of manufacturing, marketing, selling and distributing *StarKist* brand products and private label seafood products (such business, the "StarKist Seafood Business"). The divestiture included the sale of our manufacturing capabilities in American Samoa and Manta, Ecuador; and certain manufacturing assets associated with the StarKist Seafood Business located in Terminal Island, California and Guayaquil, Ecuador. Under the terms of the Purchase Agreement, the Dongwon Entities paid a purchase price of approximately $359 million at closing. We also received an additional $23 million from the Dongwon Entities related to the final working capital adjustment. The Dongwon Entities also assumed certain liabilities related to the StarKist Seafood Business. All of our direct plant employees related to the StarKist Seafood Business joined the Dongwon Entities as a result of the divestiture. In addition, as a result of the transaction, we transferred to the Dongwon Entities or eliminated a total of 33 salaried positions. The financial results of the StarKist Seafood Business were previously reported within the Consumer Products reportable segment. For all periods presented, the operating results

and assets and liabilities related to the StarKist Seafood Business have been classified as discontinued operations.

Fiscal Year

Our fiscal year ends on the Sunday closest to April 30. Every five or six years, depending on leap years, our fiscal year has 53 weeks. Fiscal 2010 and fiscal 2008 each contained 52 weeks. Fiscal 2009 contained 53 weeks.

Key Performance Indicators

The following table sets forth some of our key performance indicators that we utilize to assess results of operations:

	Fiscal Year					
	2010	2009	Change	% Change	Volume (a)	Rate (b)
	(in millions, except percentages)					
Net Sales	$3,739.8	$3,626.9	$ 112.9	3.1%	(1.0%)	4.1%
Cost of Products Sold	2,510.6	2,622.7	(112.1)	(4.3%)	(1.8%)	(2.5%)
Gross Profit	1,229.2	1,004.2	225.0	22.4%		
Selling, General and Administrative Expense ("SG&A")	721.2	643.3	77.9	12.1%		
Operating Income	$ 508.0	$ 360.9	$ 147.1	40.8%		
Gross Margin	32.9%	27.7%				
SG&A as a % of net sales	19.3%	17.7%				
Operating Income Margin	13.6%	10.0%				
Net Cash Provided by Operating Activities	$ 355.9	$ 200.6				
Cash Flow (c)	$ 251.0	$ 477.7				

(a) This column represents the change, as compared to the prior year period, due to volume and mix. Volume represents the change resulting from the number of units sold, exclusive of any change in price. Volume changes in the above table include elasticity, the volume decline associated with price increases. Mix represents the change attributable to shifts in volume across products or channels.

(b) This column represents the change, as compared to the prior year period, attributable to per unit changes in net sales or cost of products sold.

(c) Cash Flow for fiscal 2009 includes $310.5 million related to the sale of the StarKist Seafood Business. We define cash flow as cash from operating activities, less cash from investing activities. Refer to "Reconciliation of Non-GAAP Financial Measures—Cash Flow" below.

Executive Overview

Our fiscal 2010 results reflect a 40.8% increase in operating income. The benefit of fiscal 2009 pricing actions together with continued productivity savings and flat gross costs (costs before productivity savings) funded a $76.2 million or 54% increase in marketing expenses behind key brands consistent with our Accelerated Growth Plan and drove earnings growth despite fiscal 2009 including one extra week. In fiscal 2010, we achieved net sales of $3,739.8 million, operating income of $508.0 million and net income of $244.3 million, compared to net sales of $3,626.9 million, operating income of $360.9 million and net income of $172.3 million in fiscal 2009. Cash flow, which we define as cash from operating activities less cash from investing activities, was $251.0 million in fiscal 2010 and $477.7 million (including $310.5 million related to the sale of the StarKist

Seafood Business) in fiscal 2009. Refer to "Reconciliation of Non-GAAP Financial Measures—Cash Flow" below.

In our Pet Products segment, pet trends indicate that people are continuing to purchase snacks to treat their pets despite the tough economic times. Our Consumer Products segment continues to be healthy based on the strength of the *Del Monte* brand in center store.

Fiscal 2010 marketing expenses were $216.8 million, or 5.8% of net sales, compared to $140.6 million, or 3.9% of net sales in fiscal 2009. This increase in marketing expenses as a percentage of sales represents a competitive level and we expect marketing expense to continue at competitive levels focused on our key brands in accordance with our Accelerated Growth Plan.

On October 1, 2009, we consummated a private placement offering of our senior subordinated notes due October 2019 with an aggregate principal amount of $450.0 million and a stated interest rate of 7 1/2% (the "New Notes"). We used proceeds from the New Notes along with other available funds to fund a tender offer for our then outstanding 8 5/8% senior subordinated notes due 2012. On January 29, 2010, we entered into a new senior credit facility which replaced our prior senior credit facility. In connection with these refinancing transactions, we recognized $38.2 million of expense, including $13.4 million of expense relating to the discontinuation of hedge accounting for our three-year $400.0 million interest rate swap. Of the total expense amount, $24.8 million is included in interest expense and $13.4 million is included in other expense in our Consolidated Statements of Income. See "Liquidity and Capital Resources" for a description of these refinancing transactions. As a result of reduced debt levels and higher earnings, we have reduced our leverage and are now de-emphasizing our previous focus of using cash flow to pay down debt balances and shifting our focus to returning cash to our shareholders.

Economic Factors and Productivity Savings

During fiscal 2010, we experienced flat gross costs with higher tinplate and other packaging and raw product costs being offset by lower commodities and transportation-related expenses. We realized the benefit of fiscal 2009 price increases across both our Pet Products and Consumer Products operating segments which, together with productivity savings, funded the increase in marketing expenses. In fiscal 2011, we believe that we will experience cost increases driven primarily by increased transportation and energy-related costs, tinplate and other packaging costs, labor costs and fixed manufacturing costs. Productivity savings are expected to offset a majority of these cost increases.

Accelerated Growth Plan

Our mission is to fortify Del Monte's position as a leading branded marketer of quality pet products and food products in the U.S. retail market and excel as a top-tier consumer packaged goods company. In early fiscal 2009, we announced our Accelerated Growth Plan. Each of the strategic initiatives of the Accelerated Growth Plan is described below.

Execute Pricing and Productivity—We have used pricing actions and productivity savings in recent years to neutralize cost inflation. Our pricing actions have been taken to mitigate higher costs, and together with our productivity initiatives, addressed the inflationary cost increases we have seen over the last few years. In fiscal 2009 our pricing and productivity actions more than offset continued operational cost increases. In fiscal 2010, the benefit of fiscal 2009 pricing actions together with continued productivity savings drove earnings growth as gross costs were flat. In fiscal 2011, we expect productivity savings to offset a majority of our operational cost increases. In light of the current economic and competitive environment, we expect minimal, if any, pricing actions in fiscal 2011.

Unleash Potential of Core Brands—We will focus on growing our higher margin core business by continuing investment in the associated brands, building on the investments made in fiscal 2010. We will continue to make marketing investments and drive innovation of these core brands. In fiscal 2010, we launched the following national advertising campaigns: "It's Good to Give" for *Milk-Bone* dog snacks, "Bits Make it Better" for *Kibbles 'n Bits* dog food, "The Taste Cats Ask for by Name" for *Meow Mix* cat food and "Dog's Just Know" for *Pup-Peroni* brand dog snacks. In fiscal 2010, we also launched the "Value Without Sacrifice" national advertising campaign for our *Del Monte* brand. The launch of our *Del Monte* Ready to Blend Smoothies and Del Monte No Sugar Added products in fiscal 2010 is an example of innovation behind our core *Del Monte* brand. In fiscal 2011, we will continue to focus on marketing support and innovation in our core brands.

Drive Our Growth Engines—We will drive our key growth engines, including pet snacks, dry pet food and packaged produce, with category-building innovation and marketing. These growth engines leverage our brands to fill unmet consumer needs where there are growth opportunities. For example, in fiscal 2010, we launched *Del Monte* Ready to Blend Smoothies. In fiscal 2011, we expect additional product launches.

Critical Accounting Policies and Estimates

Our discussion and analysis of the financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. On an ongoing basis, we reevaluate our estimates, including those related to trade promotions, retirement benefits, goodwill and intangibles, and retained-insurance liabilities. Estimates in the assumptions used in the valuation of our stock compensation expense are updated periodically and reflect conditions that existed at the time of each new issuance of stock awards. We base estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the book values of assets and liabilities that are not readily apparent from other sources. For all of these estimates, we caution that future events rarely develop exactly as forecasted, and, therefore, these estimates routinely require adjustment.

Management has discussed the selection of critical accounting policies and estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed our disclosure relating to critical accounting policies and estimates in this annual report on Form 10-K. Our significant accounting policies are described in "Note 2. Significant Accounting Policies" of our consolidated financial statements in this annual report on Form 10-K. The following is a summary of the more significant judgments and estimates used in the preparation of our consolidated financial statements:

Trade Promotions

Trade promotions are an important component of the sales and marketing of our products, and are critical to the support of our business. Trade promotion costs include amounts paid to encourage retailers to offer temporary price reductions for the sale of our products to consumers, to advertise our products in their circulars, to obtain favorable display positions in their stores, and to obtain shelf space. We accrue for trade promotions, primarily at the time products are sold to customers, by reducing sales and recording a corresponding accrued liability. The amount we accrue is based on an estimate of the level of performance of the trade promotion, which is dependent upon factors such as historical trends with similar promotions, expectations regarding customer and consumer participation, and sales and payment trends with similar previously offered programs. Our original estimated costs of trade promotions are reasonably likely to change in the future as a result of

changes in trends with regard to customer and consumer participation, particularly for new programs and for programs related to the introduction of new products. We perform monthly evaluations of our outstanding trade promotions; making adjustments, where appropriate, to reflect changes in our estimates. The ultimate cost of a trade promotion program is dependent on the relative success of the events and the actions and level of deductions taken by our customers for amounts they consider due to them. Final determination of the permissible trade promotion amounts due to a customer generally may take up to 18 months from the product shipment date. Our evaluations during fiscal 2010 and fiscal 2009 resulted in net reductions to the trade promotion liability and increases in net sales from continuing operations of $10.3 million and $5.4 million, respectively, which related to prior year activity. These adjustments represented approximately 1% of our trade promotion expense in both fiscal 2010 and fiscal 2009.

Retirement Benefits

We sponsor a non-contributory defined benefit pension plan ("DB plan"), defined contribution plans, multi-employer plans and certain other unfunded retirement benefit plans for our eligible employees. The amount of DB plan benefits eligible retirees receive is based on their earnings and age. Retirees may also be eligible for medical, dental and life insurance benefits ("other benefits") if they meet certain age and service requirements at retirement. Generally, other benefit costs are subject to plan maximums, such that the Company and retiree both share in the cost of these benefits.

Our Assumptions. We utilize independent third-party actuaries to assist us in calculating the expense and liabilities related to the DB plan benefits and other benefits. DB plan benefits or other benefits which are expected to be paid are expensed over the employees' expected service period. The actuaries measure our annual DB plan benefits and other benefits expense by relying on certain assumptions made by us. Such assumptions include:

- The discount rate used to determine projected benefit obligation and net periodic benefit cost (DB plan benefits and other benefits);
- The expected long-term rate of return on assets (DB plan benefits);
- The rate of increase in compensation levels (DB plan benefits); and
- Other factors including employee turnover, retirement age, mortality and health care cost trend rates.

These assumptions reflect our historical experience and our best judgment regarding future expectations. The assumptions, the plan assets and the plan obligations are used to measure our annual DB plan benefits expense and other benefits expense.

Since the DB plan benefits and other benefits liabilities are measured on a discounted basis, the discount rate is a significant assumption. The discount rate was determined based on an analysis of interest rates for high-quality, long-term corporate debt at the measurement date. In order to appropriately match the bond maturities with expected future cash payments, we utilize differing bond portfolios to estimate the discount rates for the DB plan and for the other benefits. The discount rate used to determine DB plan and other benefits projected benefit obligation as of the balance sheet date is the rate in effect at the measurement date. The same rate is also used to determine DB plan and other benefits expense for the following fiscal year. The long-term rate of return for DB plan's assets is based on our historical experience, our DB plan's investment guidelines and our expectations for long-term rates of return. Our DB plan's investment guidelines are established based upon an evaluation of market conditions, tolerance for risk, and cash requirements for benefit payments.

The following table presents the weighted-average assumptions used to determine our projected benefit obligations for our qualified DB plan and other benefits:

	May 2, 2010	May 3, 2009
Pension Benefits		
Discount rate used in determining projected benefit obligation	5.50%	7.90%
Rate of increase in compensation levels	4.68%	4.68%
Other Benefits		
Discount rate used in determining projected benefit obligation	6.00%	7.55%

The following table presents the weighted-average assumptions used to determine our periodic benefit cost for our qualified DB plan and other benefits:

	Fiscal Year		
	2010	2009	2008
Pension Benefits			
Discount rate used to determine periodic benefit cost	7.90%	6.75%	6.20%
Rate of increase in compensation levels	4.68%	4.26%	4.26%
Long-term rate of return on assets	7.60%	8.00%	8.00%
Other Benefits			
Discount rate used to determine periodic benefit cost	7.55%	6.90%	6.20%

For measurement purposes, a 9.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for the preferred provider organization plan and associated indemnity plans for fiscal 2010 and fiscal 2009. The rate of increase is assumed to decline gradually to 4.5%. For the health maintenance organization plans, a 10.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for both fiscal 2010 and fiscal 2009. The rate of increase is assumed to decline gradually to 4.5%. A 5.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for the dental and vision plans for fiscal 2010 and fiscal 2009.

Sensitivity of Assumptions. If we assumed a 100 basis point change in the following assumptions, our fiscal 2010 projected benefit obligation and expense would increase (decrease) by the following amounts (in millions):

	+100 Basis Points	-100 Basis Points
Pension Benefits		
Discount rate used in determining projected benefit obligation	$(34.6)	$40.6
Discount rate used in determining net pension expense	(1.0)	1.2
Long-term rate of return on assets used in determining net pension expense	(2.7)	2.7
Other Benefits		
Discount rate used in determining projected benefit obligation	(16.2)	20.0

An increase in the assumed health care cost trend of 100 basis points in each year would increase the postretirement benefit obligation for the fiscal 2010 year-end by $18.0 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the period then ended by $1.2 million. A decrease in the assumed health care cost trend of 100 basis points would decrease the postretirement benefit obligation for the fiscal 2010 year-end by $14.9 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the period then ended by $1.0 million.

Future Expense. Our fiscal 2011 pension expense for our qualified DB plan is currently estimated to be approximately $11.6 million and other benefits expense is currently estimated to be approximately $1.7 million. These estimates incorporate our fiscal 2011 assumptions. Our actual future pension and other benefit expense amounts may vary depending upon the accuracy of our original assumptions and future assumptions.

Goodwill and Intangibles

Del Monte produces, distributes and markets products under many different brand names. Although each of our brand names has value, only those that have been purchased have a book value on our consolidated balance sheet. During an acquisition, the purchase price is allocated to identifiable assets and liabilities, including brand names and other intangibles, based on estimated fair value, with any remaining purchase price recorded as goodwill.

We have evaluated our capitalized brand names and determined that some have lives that generally range from 15 to 40 years ("Amortizing Brands") and others have indefinite lives ("Non-Amortizing Brands"). Non-Amortizing Brands typically have significant market share and a history of strong earnings and cash flow, which we expect to continue into the foreseeable future.

Amortizing Brands are amortized over their estimated lives. We review the asset groups containing Amortizing Brands (including related tangible assets) for impairment whenever events or changes in circumstances indicate that the book value of an asset group may not be recoverable. An asset or asset group is considered impaired if its book value exceeds the undiscounted future net cash flow the asset or asset group is expected to generate. If an asset or asset group is considered to be impaired, the impairment to be recognized is measured by the amount by which the book value of the asset exceeds its fair value. Non-Amortizing Brands and goodwill are not amortized, but are instead tested for impairment at least annually. Non-Amortizing Brands are considered impaired if the book value exceeds the estimated fair value. Goodwill is considered impaired if the book value of the reporting unit containing the goodwill exceeds its estimated fair value. If estimated fair value is less than the book value, the asset is written down to the estimated fair value and an impairment loss is recognized.

The estimated fair value of our Non-Amortizing Brands is determined using the relief from royalty method, which is based upon the estimated rent or royalty we would pay for the use of a brand name if we did not own it. For goodwill, the estimated fair value of a reporting unit is determined using the income approach, which is based on the cash flows that the unit is expected to generate over its remaining life, and the market approach, which is based on market multiples of similar businesses. For the fiscal 2010 impairment test, both the income approach and the market approach were weighted 50% in our calculation of estimated fair value of our reporting units. Our reporting units are the same as our operating segments—Pet Products and Consumer Products—reflecting the way that we manage our business. Annually, we engage third party valuation experts to assist in this process. Considerable management judgment is necessary in estimating future cash flows, market interest rates, discount rates and other factors affecting the valuation of goodwill and intangibles, including the operating and macroeconomic factors that may affect them. We use historical financial information, internal plans and projections, and industry information in making such estimates.

We did not recognize any impairment charges for our goodwill during fiscal 2010, fiscal 2009 or fiscal 2008. During the second quarter of fiscal 2010 we recognized an impairment charge of $3.0 million related to one of our Pet Products Non-Amortizing Brands and moved this brand from Non-Amortizing Brands to Amortizing Brands. During fiscal 2009, as a result of a decision to discontinue five non-core pet brands, we recorded an impairment charge of $11.7 million related to Amortizing Brands. We did not recognize any impairment charges for our Amortizing Brands or Non-Amortizing Brands during fiscal 2008. At May 2, 2010, we had $1,337.7 million of goodwill, $1,060.5 million of Non-Amortizing Brands, $26.8 million of Amortizing Brands, net of amortization and $75.1 million of customer relationships, net of amortization. The Pet Products segment has 89% of the goodwill and 59% of the Non-Amortizing Brands. The *Del Monte* brand itself, which is included in the Consumer Products segment, comprises 33% of Non-Amortizing Brands. While we currently believe the fair value of all of our intangible assets exceeds book value, materially different assumptions regarding future performance and discount rates could result in future impairment losses.

Stock Compensation Expense

We believe an effective way to align the interests of certain employees with those of our stockholders is through employee stock-based incentives. We typically issue two types of employee stock-based incentives: stock options and restricted stock incentives ("Restricted Shares").

Stock options are stock incentives in which employees benefit to the extent our stock price exceeds the strike price of the stock option before expiration. A stock option is the right to purchase a share of our common stock at a predetermined exercise price. For the stock options that we grant, the employee's exercise price is equivalent to our stock price on the date of the grant (as set forth in our stock incentive plan). Typically, these employees vest in stock options in equal annual installments over a four year period and such options generally have a ten-year term until expiration.

Restricted Shares are stock incentives in which employees receive the rights to own shares of our common stock and do not require the employee to pay an exercise price. Restricted Shares include restricted stock units, performance share units and performance accelerated restricted stock units. Restricted stock units vest over a period of time. Performance share units vest at predetermined points in time if certain corporate performance goals are achieved or are forfeited if such goals are not met. Performance accelerated restricted share units vest at a point in time, which may accelerate if certain stock performance measures are achieved.

Performance shares granted in fiscal 2006 vest solely in connection with the attainment, as described by Del Monte Foods Company's ("DMFC") Compensation Committee, of predetermined financial goals for each of fiscal 2008, fiscal 2009, and fiscal 2010 (with certain acceleration provisions). Performance shares granted in fiscal 2007 vest solely in connection with the attainment, as described by DMFC's Compensation Committee, of predetermined financial goals for each of fiscal 2009, fiscal 2010, and fiscal 2011 (with certain acceleration provisions). In fiscal 2008, based on expectations at that time, management had concluded that the achievement of these targets was improbable and reversed expense related to these grants and discontinued recording future expense related to these grants. The first two tranches of the fiscal 2006 grant and the first tranche of the fiscal 2007 grant were forfeited because the performance targets were not achieved. In the third quarter of fiscal 2010, based on our better-than-expected performance in the third quarter of fiscal 2010 and our expectations for performance for fiscal 2010, management concluded that the achievement of the targets related to the remaining tranches of the fiscal 2006 and fiscal 2007 grants was probable. As a result, in fiscal 2010, we recorded approximately $5.1 million of expense related to these grants representing the cumulative compensation cost through fiscal 2010.

Fair Value Method of Accounting. We follow the fair value method of accounting for stock-based compensation, under which employee stock option grants and other stock-based compensation are expensed over the vesting period, based on the fair value at the time the stock-based compensation is granted. The fair value of stock options granted was $8.1 million, $7.1 million, $7.5 million in fiscal 2010, fiscal 2009 and fiscal 2008, respectively. The fair value of stock options granted will be recognized as stock compensation expense over the vesting period of the options.

Our Assumptions. We measure stock option expense at the date of grant using the Black-Scholes valuation model. This model estimates the fair value of the options based on a number of assumptions, such as interest rates, employee exercises, the current price and expected volatility of our common stock and expected dividends.

The following table presents the weighted-average valuation assumptions used for the recognition of stock option expense for stock options granted during fiscal 2010, fiscal 2009 and fiscal 2008:

	Fiscal Year		
	2010	2009	2008
Expected life (in years)	6.0	6.1	7.0
Expected volatility	28.5%	26.4%	26.4%
Risk-free interest rate	2.7%	3.2%	4.4%
Dividend yield	2.6%	1.8%	1.4%
Weighted average exercise price	$11.37	$7.90	$10.33
Weighted average option value	$ 2.69	$2.04	$ 3.29

The expected life is a significant assumption as it determines the period for which the risk-free interest rate, volatility and dividend yield must be applied. The expected life is the average length of time in which we expect our employees to exercise their options. Expected stock volatility reflects movements in our stock price over a historical period that matches the expected life of the options. The risk-free interest rate is based on the expected U.S. Treasury rate over the expected life. The dividend yield assumption is based on our expectations regarding the future payment of dividends as of the grant date.

Sensitivity of Assumptions (1). If we assumed a 100 basis point change in the following assumptions or a one-year change in the expected life, the value of a newly granted hypothetical stock option would increase (decrease) by the following percentages:

	+100 Basis Points	-100 Basis Points
Expected life	4.9%	(6.0%)
Expected volatility	3.3%	(3.3%)
Risk-free interest rate	7.9%	(7.7%)
Dividend yield	(13.1%)	14.6%

(1) Sensitivity to changes in assumptions was determined using the Black-Scholes valuation model with the following assumptions: stock price and exercise price equal to the closing market price of Del Monte common stock on April 30, 2010, expected life of six years, risk-free interest rate equal to the average of the April 30, 2010 rate for five-year and seven-year Treasury constant maturity bonds, average stock volatility used during fiscal 2010, and expected dividend yield of 2.6%.

Valuation of Restricted Stock Units and Performance Share Units. The fair value of restricted stock units is calculated by multiplying the average of the high and low price of Del Monte's common stock on the date of grant by the number of shares granted. The fair value of performance share units

is determined based on a model which considers the estimated probability of possible outcomes. For stock awards that are not credited with dividends during the vesting period, the fair value of the stock award is reduced by the present value of the expected dividend stream during the vesting period.

Retained-Insurance Liabilities

Our business exposes us to the risk of liabilities arising out of our operations. For example, liabilities may arise out of claims of employees, customers or other third parties for personal injury or property damage occurring in the course of our operations. We manage these risks through various insurance contracts from third-party insurance carriers. We, however, retain an insurance risk for the deductible portion of each claim. For example, the deductible under our loss-sensitive worker's compensation insurance policy is up to $0.5 million per claim. An independent, third-party actuary is engaged to assist us in estimating the ultimate costs of certain retained insurance risks. Actuarial determination of our estimated retained-insurance liability is based upon the following factors:

- Losses which have been reported and incurred by us;
- Losses which we have knowledge of but have not yet been reported to us;
- Losses which we have no knowledge of but are projected based on historical information from both our Company and our industry; and
- The projected costs to resolve these estimated losses.

Our estimate of retained-insurance liabilities is subject to change as new events or circumstances develop which might materially impact the ultimate cost to settle these losses. During fiscal 2010 we increased our estimate of retained-insurance liabilities related to prior year by approximately $3.4 million primarily as a result of the escalation in healthcare costs on open prior year claims. This increase was partially offset by a $1.1 million reduction in retained insurance liabilities related to prior years as a result of the early closure of a claim. During fiscal 2009 we reduced our estimate of retained-insurance liabilities related to prior year by approximately $2.3 million primarily as a result of favorable claim history.

Results of Operations

Fiscal 2010 vs. Fiscal 2009

Net sales

	Fiscal Year					
	2010	2009	Change	% Change	Volume (a)	Rate (b)
	(in millions, except percentages)					
Net Sales:						
Pet Products	$1,750.0	$1,673.4	$ 76.6	4.6%	(2.7%)	7.3%
Consumer Products	1,989.8	1,953.5	36.3	1.9%	0.5%	1.4%
Total Company	$3,739.8	$3,626.9	$112.9	3.1%		

(a) This column represents the change, as compared to the prior year period, due to volume and mix. Volume represents the change resulting from the number of units sold, exclusive of any change in price. Volume changes in the above table include elasticity, the volume decline associated with price increases. Mix represents the change attributable to shifts in volume across products or channels.

(b) This column represents the change, as compared to the prior year period, attributable to per unit changes in net sales or cost of products sold.

Net sales increased by $112.9 million, or 3.1%, in fiscal 2010 compared to fiscal 2009. The increase was due to increased net sales in both our Pet Products and Consumer Products reportable segments, driven by growth in existing products. The benefit of fiscal 2009 pricing actions, net of elasticity (the volume decline associated with price increases), as well as new product sales in Consumer Products also contributed to the growth in net sales. These increases were partially offset by the lower volume due to one extra week in fiscal 2009.

Net sales in our Pet Products reportable segment increased $76.6 million, or 4.6%, in fiscal 2010 compared to fiscal 2009. The increase was driven by fiscal 2009 pricing actions, net of elasticity (the volume decline associated with price increases). In addition, increased volume of existing pet snacks and dry pet food as a result of category growth and promotional activities and new product sales contributed to the increase in net sales, partially offset by lower volume due to one extra week in fiscal 2009.

Net sales in our Consumer Products reportable segment increased by $36.3 million, or 1.9% in fiscal 2010 compared to fiscal 2009. This increase was primarily driven by growth in existing product volume, new product sales and net pricing, partially offset by lower volume due to one extra week in fiscal 2009. The increase in existing product volume was driven by fruit and vegetables as we strategically managed our price gaps through promotional spending and lower margin South American sales. In fiscal 2011, we anticipate that a decline in lower margin government sales due to a reduction in government funding will be offset by growth in our center store sales and lower margin South American sales.

Cost of products sold

Cost of products sold decreased by $112.1 million, or 4.3%, in fiscal 2010 compared to fiscal 2009. This decrease was primarily due to continued productivity savings and flat gross costs, which included lower commodity and transportation-related costs, partially offset by higher packaging and raw product costs. Lower overall volumes also contributed to the decrease in cost of products sold.

In fiscal 2011, we expect overall costs, primarily driven by transportation-related costs, tinplate, higher labor costs and fixed manufacturing costs, to be higher than in fiscal 2010; however we expect productivity savings to offset a large portion of these increased costs.

Gross margin

Our gross margin percentage for fiscal 2010 increased 5.2 points to 32.9% compared to 27.7% for fiscal 2009. Gross margin was impacted by a 2.9 margin point increase due to net pricing, a 1.7 margin point increase related to the lower costs noted above and a 0.6 margin point increase due to product mix resulting primarily from broth, vegetable and pet snacks sales. Gross margin is expected to decrease slightly in fiscal 2011 as a result of the increased costs noted above.

Selling, general and administrative expenses

Selling, general and administrative ("SG&A") expenses increased by $77.9 million, or 12.1%, during fiscal 2010 compared to fiscal 2009. This increase was primarily driven by a $76.2 million or 54% increase in marketing costs reflecting increased investments behind key brands consistent with our Accelerated Growth Plan. In addition, compensation and benefit costs related to stock compensation, our pension plan and our Annual Incentive Program were also higher in fiscal 2010 than in fiscal 2009. These higher SG&A costs were partially offset by lower transportation costs, the absence of costs incurred in fiscal 2009 to centralize our marketing function in San Francisco and lower intangible asset impairments in fiscal 2010 than in fiscal 2009. We expect SG&A expense in fiscal

2011 to be comparable to fiscal 2010 as a result of a slight decrease in marketing expense, largely offset by the impact of the completion of our Operating Services Agreement related to the sale of our StarKist Seafood Business. For information regarding our Operating Services Agreement, refer to "Note 3. Discontinued Operations" of our consolidated financial statements in this annual report on Form 10-K.

Operating income

	Fiscal Year			
	2010	2009	Change	% Change
	(in millions, except percentages)			
Operating Income:				
Pet Products	$355.5	$219.9	$135.6	61.7%
Consumer Products	222.6	195.1	27.5	14.1%
Corporate (a)	(70.1)	(54.1)	(16.0)	(29.6%)
Total Company	$508.0	$360.9	$147.1	40.8%

(a) Corporate represents expenses not directly attributable to reportable segments.

Operating income increased by $147.1 million, or 40.8%, during fiscal 2010 compared to fiscal 2009, due to the increase in net sales and decreased cost of products sold noted above, partially offset by increased marketing expense.

Our Pet Products reportable segment's operating income increased by $135.6 million, or 61.7%, during fiscal 2010 compared to fiscal 2009. This increase was driven primarily by net pricing and decreased commodity and transportation costs, partially offset by the increase in marketing expenses, all as noted above.

Our Consumer Products reportable segment's operating income increased by $27.5 million, or 14.1%, during fiscal 2010 compared to fiscal 2009. This increase was driven primarily by net pricing and favorable product mix, partially offset by increased packaging and raw product costs and increased marketing costs noted above.

Our Corporate expenses increased by $16.0 million, or 29.6%, in fiscal 2010 compared to fiscal 2009 primarily driven by an increase in compensation and benefit costs related to stock compensation, our pension plan and our Annual Incentive Program.

Interest expense

Interest expense increased by $6.0 million, or 5.4%, in fiscal 2010 compared to fiscal 2009. This increase was driven by $24.8 million in refinancing expense recognized in fiscal 2010, partially offset by lower debt levels and lower average interest rates. We expect interest expense to decrease in fiscal 2011 driven by the absence of refinancing costs, as well as lower average interest rates and lower debt levels.

Provision for income taxes

The effective tax rate for continuing operations for fiscal 2010 was 36.6% compared to 34.8% for fiscal 2009. The increase in the tax rate was primarily due to the benefit recorded in fiscal 2009 relating to the retroactive extension of a tax credit for companies operating in American Samoa. We have not received any additional tax benefits from this tax law change since fiscal 2009 due to the sale of the StarKist Seafood business. We expect our effective tax rate to be between 36% and 38% in fiscal 2011.

Income from discontinued operations

The income from discontinued operations of $2.3 million for fiscal 2010 is primarily related to minor activities as we perform the final wind-down of items related to the StarKist Seafood Business, which was sold in October 2008. The income from discontinued operations of $24.6 million for fiscal 2009 primarily represents the gain on the sale of our StarKist Seafood Business.

Recent developments in Venezuela

In January 2010, the Venezuelan government announced its decision to devalue its currency and implement a two-tier exchange rate structure. As a result, the official exchange rate changed from 2.15 to 2.60 for essential goods and 4.30 for non-essential goods. We remeasure most income statement items of our Venezuelan subsidiary at the rate at which we expect to remit dividends, which currently is 4.30. As a result of the devaluation, we recorded a foreign currency exchange loss of $1.6 million during the fiscal year ended May 2, 2010. In addition, we recorded a foreign currency translation adjustment (included in accumulated other comprehensive loss) during the fiscal year ended May 2, 2010 as a result of the devaluation. Our Venezuelan subsidiary represents less than 1% of consolidated assets and less than 3% of consolidated net sales as of and for the fiscal year ended May 2, 2010.

Inflation in Venezuela has been at high levels over the past several years. We monitor the cumulative inflation rate using the blended Consumer Price Index and National Consumer Price Index. Based upon the three-year cumulative inflation rate, we began treating Venezuela as a highly inflationary economy effective with the beginning of the fourth quarter of fiscal 2010. Accordingly, the functional currency for our Venezuelan subsidiary is the U.S. dollar and beginning in the fourth quarter of fiscal 2010 the impact of Venezuelan currency fluctuations is recorded in earnings. This change to highly inflationary accounting resulted in a foreign currency transaction gain of approximately $2.0 million in fiscal 2010.

Reconciliation of Non-GAAP Financial Measures—Cash Flow

We report our financial results in accordance with generally accepted accounting principles in the United States ("GAAP"). In this annual report on Form 10-K, we are also providing certain non-GAAP financial measures of cash flow. We internally use cash flow, which we define as cash provided by operating activities less cash used in investing activities, as a financial measure. Cash flow is one of the measures we use internally to compare our performance period-to-period and we believe this information is also helpful to investors. Cash flow does not represent the residual cash flow available for discretionary expenditures by us. For example, we have mandatory debt repayment obligations that are not deducted from the measure. The differences between "cash flow" and "net cash provided by operating activities," which is the most comparable GAAP financial measure is that cash flow reflects the impact of net cash provided by or used in investing activities. We caution investors that the non-GAAP financial measures presented are intended to supplement our GAAP results and are not a substitute for such results. Additionally, we caution investors that the non-GAAP financial measures used by us may differ from the non-GAAP measures used by other companies.

Reconciliation of Non-GAAP Financial Measures:

	Fiscal Year	
	2010	2009
	(in millions)	
Net cash provided by operating activities	$ 355.9	$ 200.6
Net cash provided by (used in) investing activities	(104.9)	277.1
Cash Flow (1)	$ 251.0	$ 477.7

(1) Cash flow for fiscal 2009 includes $310.5 million related to the sale of the StarKist Seafood Business.

Fiscal 2009 vs. Fiscal 2008

Net sales

	Fiscal Year					
	2009	2008	Change	% Change	Volume (a)	Rate (b)
	(in millions, except percentages)					
Net Sales:						
Pet Products	$1,673.4	$1,431.5	$241.9	16.9%	4.9%	12.0%
Consumer Products	1,953.5	1,748.3	205.2	11.7%	(0.9%)	12.6%
Total Company	$3,626.9	$3,179.8	$447.1	14.1%		

(a) This column represents the change, as compared to the prior year period, due to volume and mix. Volume represents the change resulting from the number of units sold, exclusive of any change in price. Volume changes in the above table include elasticity, the volume decline associated with price increases. Mix represents the change attributable to shifts in volume across products or channels.

(b) This column represents the change, as compared to the prior year period, attributable to per unit changes in net sales or cost of products sold.

Net sales increased by $447.1 million, or 14.1%, in fiscal 2009 compared to fiscal 2008. The increase was due to increased net sales in both our Pet Products and Consumer Products reportable segments, driven by pricing, net of elasticity (the volume decline associated with price increases); growth in existing pet products and new product sales across the Company.

Net sales in our Pet Products reportable segment increased $241.9 million, or 16.9%, in fiscal 2009 compared to fiscal 2008. The increase was driven by increased sales of dry pet food, net pricing and new product sales.

Net sales in our Consumer Products reportable segment increased by $205.2 million, or 11.7% in fiscal 2009 compared to fiscal 2008. This increase was primarily driven by net pricing and new product sales.

Cost of products sold

Cost of products sold increased by $302.8 million, or 13.1%, in fiscal 2009 compared to fiscal 2008. This increase was primarily due to continued cost increases. Our cost increases were primarily due to higher ingredient, commodity and raw product and other related costs, particularly in grains, fats, oils and meats which primarily impacted our Pet Products segment, and in raw product costs which primarily impacted our Consumer Products segment. In fiscal 2009, cost of products sold included no transformation expense compared to $3.4 million in fiscal 2008.

Gross margin

Our gross margin percentage for fiscal 2009 increased 0.7 points to 27.7% compared to 27.0% for fiscal 2008. Gross margin was impacted by an 8.0 margin point increase due to net pricing, partially offset by a 6.5 margin point reduction related to the higher costs noted above and a 0.8 margin point decrease due to product mix.

Selling, general and administrative expenses

Selling, general and administrative ("SG&A") expenses increased by $101.9 million, or 18.8%, during fiscal 2009 compared to fiscal 2008. This increase was primarily driven by a nearly 50% increase in marketing costs reflecting increased investments behind new and existing products, costs associated with the centralization of all marketing and certain related functions in San Francisco, increased compensation costs under our Annual Incentive Program and the $11.7 million intangible assets impairment charge in our Pet Products segment discussed in "Critical Accounting Policies—Goodwill and Intangibles" above, as well as inflationary and other cost increases, partially offset by the decrease in transformation expenses to $0 in fiscal 2009 compared to $22.9 million in fiscal 2008. SG&A expenses for fiscal 2008 also included a gain of $10.0 million related to the sale of certain rights to the *S&W* brand.

Operating income

	Fiscal Year			
	2009	2008	Change	% Change
	(in millions, except percentages)			
Operating Income:				
Pet Products	$219.9	$231.2	$(11.3)	(4.9%)
Consumer Products	195.1	158.9	36.2	22.8%
Corporate (a)	(54.1)	(71.6)	17.5	24.4%
Total Company	$360.9	$318.5	$ 42.4	13.3%

(a) Corporate represents expenses not directly attributable to reportable segments. For fiscal 2009 and 2008, Corporate includes $0 million and $21.2 million of transformation-related expenses, respectively, including all severance-related restructuring costs associated with our transformation plan.

Operating income increased by $42.4 million, or 13.3%, during fiscal 2009 compared to fiscal 2008, due to the increase in net sales, partially offset by increased costs. There were no transformation expenses in fiscal 2009 compared to $26.3 million in fiscal 2008.

Our Pet Products reportable segment's operating income decreased by $11.3 million, or 4.9%, during fiscal 2009 compared to fiscal 2008. This decrease was driven primarily by the increased cost of products sold and increased marketing costs partially offset by the increase in sales, all as noted above.

Our Consumer Products reportable segment's operating income increased by $36.2 million, or 22.8%, during fiscal 2009, compared to fiscal 2008. This increase was driven primarily by the increase in sales noted above, partially offset by the increased cost of products sold and increased marketing costs noted above.

Our Corporate expenses decreased by $17.5 million, or 24.4%, in fiscal 2009 compared to fiscal 2008, primarily driven by a decrease in transformation-related expenses to $0 in fiscal 2009 from $21.2 million in fiscal 2008.

Interest expense

Interest expense decreased by $21.1 million, or 16.1%, in fiscal 2009 compared to fiscal 2008. This decrease was driven by lower average interest rates and lower average debt levels. In addition to scheduled debt payments, we used approximately $305 million from the sale of the StarKist Seafood Business to pay down debt.

Provision for income taxes

The effective tax rate for continuing operations for fiscal 2009 was 34.8% compared to 37.9% for fiscal 2008. The decrease in the tax rate was primarily due to enacted legislation in the current year. In October 2008, the Emergency Economic Stabilization Act of 2008 provided for the extension of a tax credit for companies operating in American Samoa. The impact of this change in tax law was recorded as a $4.6 million reduction to the provision for income taxes for continuing operations. Due to the sale of the StarKist Seafood Business, we will not generate additional tax benefits from this law change. In February 2009, the State of California enacted legislation that led the Company to recognize a favorable benefit of $5.0 million from the expected reduction in tax rate applied to the Company's existing deferred tax liabilities.

Income from discontinued operations

The income from discontinued operations of $24.6 million for fiscal 2009 primarily represents the gain on the sale of our StarKist Seafood Business, which was sold in October 2008. The income from discontinued operations of $15.4 million for fiscal 2008 primarily represents the results of operations of our StarKist Seafood Business.

Liquidity and Capital Resources

We have cash requirements that vary based primarily on the timing of our inventory production for fruit, vegetable and tomato items. Inventory production relating to these items typically peaks during the first and second fiscal quarters. Our most significant cash needs relate to this seasonal inventory production, as well as to continuing cash requirements related to the production of our other products. In addition, our cash is used for the repayment, including interest and fees, of our primary debt obligations (i.e. our revolver and term loans under our senior credit facility, our senior subordinated notes and, if necessary, our letters of credit), contributions to our pension plans, expenditures for capital assets, lease payments for some of our equipment and properties, payment of dividends, share repurchases and other general business purposes. We have also used cash for acquisitions and expenditures related to our transformation plan announced in June 2006. Although we expect to continue to pay dividends, the declaration and payment of future dividends, if any, is subject to determination by our Board of Directors each quarter and is limited by our senior credit facility and indentures. See "Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities—Dividend Policy." We may from time to time consider other uses for our cash flow from operations and other sources of cash. Such uses may include, but are not limited to, future acquisitions or transformation or restructuring plans. Our primary sources of cash are typically funds we receive as payment for the products we produce and sell and from our revolver under our senior credit facility. In fiscal 2010, we completed the refinancing of our senior credit facility and senior subordinated notes, and we used cash on hand from fiscal 2009 as well as a portion of our cash flow to reduce our debt balances. As a result of the combination of reduced debt and higher earnings, we have reduced our leverage and are now de-emphasizing our previous focus of using cash flow to pay down debt balances and shifting our focus to returning cash to our shareholders.

We made contributions to our defined benefit pension plan (including contributions made to the three plans prior to their merger into a single plan) of $96.7 million in fiscal 2010. We currently meet and plan to continue to meet the minimum funding levels required under the Pension Protection Act of 2006 (the "Act"). The Act imposes certain consequences on our defined benefit plan if it does not meet the minimum funding levels. In addition, the Act encourages, but does not require, employers to fully fund their defined benefit pension plans and to meet incremental plan funding thresholds applicable prior to 2011. We have made contributions in excess of our required minimum amounts during fiscal 2009 and fiscal 2010. As a result of this incremental funding combined with better than expected plan financial returns, we have achieved the specified plan funding thresholds for the 2007 through 2010 plan years. Due to uncertainties of future funding levels as well as plan financial returns, we cannot predict definitively at this time whether we will continue to achieve specified plan funding thresholds and fully fund our plan by 2011. The Act has resulted in, and in the future may additionally result in, accelerated funding of our defined benefit pension plan. We currently expect to make contributions of approximately $40.0 million in fiscal 2011.

We believe that cash flow from operations and availability under our revolver will provide adequate funds for our working capital needs, planned capital expenditures, debt service obligations, planned payment of dividends and planned pension plan contributions for at least the next 12 months.

Description of Senior Credit Facility and Senior Subordinated Notes

The summary of our indebtedness and restrictive and financial covenants set forth below is qualified by reference to our senior credit facility, our senior subordinated note indentures, and the amendments thereto, all of which are set forth as exhibits to our public filings with the Securities and Exchange Commission ("SEC").

Senior Credit Facility

On January 29, 2010, we entered into a new five-year senior secured credit agreement with Bank of America, N.A., as administrative agent, and the other lender and agent parties thereto (with all related loan documents, and as amended from time to time, the "Senior Credit Facility"), replacing our prior credit agreement dated February 8, 2005 (with all related loan documents, and as amended from time to time, the "Prior Credit Facility"). All commitments under the Prior Credit Facility were terminated and all outstanding borrowings thereunder were repaid effective January 29, 2010. The remaining obligations of Del Monte Corporation ("DMC") and Del Monte Foods Company ("DMFC") under the Prior Credit Facility generally are limited to certain remaining contingent indemnification obligations under such facility.

The Prior Credit Facility consisted of a revolving credit facility which was scheduled to mature on February 8, 2011, a term A loan facility which was scheduled to mature on February 8, 2011, and a term B loan facility which was scheduled to mature on February 8, 2012. The revolving credit facility included a letter of credit subfacility of $100.0 million. The interest rate spread for the revolving credit facility and the term A loan was adjusted periodically based on the total debt ratio and was a maximum of 1.50% over the Eurodollar rate or 0.50% over the base rate. The interest rate spread for the term B loan was fixed at 1.50% over the Eurodollar rate or 0.50% over the base rate. To maintain availability of funds under the revolving credit facility, we paid a 0.375% commitment fee on the unused portion of the revolving credit facility.

The Senior Credit Facility consists of a $500.0 million five-year revolving credit facility (the "Revolver") and a $600.0 million five-year term A loan facility (the "Term A Facility"). The Senior Credit Facility also provides that, under certain conditions, we may increase the aggregate principal amount of loans outstanding thereunder by up to $500.0 million, subject to receipt of additional

lending commitments for such loans. The Revolver includes a letter of credit subfacility of $150.0 million. On January 29, 2010, we borrowed $50.0 million under the Revolver. We used the initial borrowing under Revolver, the proceeds from the Term A Facility, and other available cash to repay all outstanding borrowings under the Prior Credit Facility (consisting of $205.7 million of term A loans and $636.4 million of term B loans), to pay accrued interest with respect to such loans, and to fund the payment of certain fees and costs relating to the Senior Credit Facility.

DMC is the borrower under the Senior Credit Facility. DMC's obligations under the Senior Credit Facility are secured by a lien on substantially all of its assets. DMC's obligations under the Senior Credit Facility are also guaranteed by DMFC. The obligations of DMFC under its guaranty are secured by a pledge of the stock of DMC.

The Senior Credit Facility contains customary restrictive covenants (including financial covenants), events of default, funding conditions, yield protection provisions, representations and warranties and other customary provisions for senior secured credit facilities.

We recognized $21.0 million of expense related to entering into the Senior Credit Facility and refinancing the Prior Credit Facility, including $13.4 million of expense relating to the discontinuation of hedge accounting for our three-year $400.0 million interest rate swap. Of the total expense amount, $7.6 million is included in interest expense and $13.4 million is included in other expense in our Consolidated Statements of Income.

Revolver. We use the Revolver, in part, to fund our seasonal working capital needs, which are affected by, among other things, the growing cycles of the fruits, vegetables and tomatoes we process, and for other general corporate purposes. The vast majority of our fruit, vegetable and tomato inventories are produced during the harvesting and packing months of June through October and depleted through the remaining seven months. Accordingly, our need to draw on the Revolver fluctuates significantly during the year.

Borrowings under the Revolver bear interest at an initial interest rate equal to, at our option, either (a) the alternate base rate as defined in the Senior Credit Facility (the "Base Rate") plus 1.75% per annum, or (b) the Eurodollar Rate as defined in the Senior Credit Facility (the "Eurodollar Rate") plus 2.75% per annum. From and after the six-month anniversary of the Senior Credit Facility, the margins over the Base Rate and Eurodollar Rate applicable to loans outstanding under the Revolver may be adjusted periodically based on our total debt ratio, with 2.75% being the maximum Eurodollar Rate margin and 1.75% being the maximum Base Rate margin. Additionally, to maintain availability of funds under the Revolver, we pay an initial commitment fee of 0.50% on the unused portion of the Revolver. From and after the six-month anniversary of the Senior Credit Facility, the commitment fee percentage may be adjusted periodically based on our total debt ratio, as calculated pursuant to the Senior Credit Facility, with 0.50% being the maximum commitment fee percentage. Availability of borrowings under the Revolver is subject to a bringdown of the representations and warranties in our Senior Credit Facility and the absence of any default thereunder (including any such default under our financial and other covenants in our Senior Credit Facility described below). The Revolver will mature, and the commitments thereunder will terminate, on January 30, 2015.

We borrowed $202.7 million under the Revolver and the revolving credit facility under the Prior Credit Facility in fiscal 2010, and repaid a total of $202.7 million. As of May 2, 2010, there were no loans outstanding under the $500.0 million Revolver, the amount of letters of credit issued under the Revolver was $63.6 million and the net availability under the Revolver was $436.4 million.

Term A Facility. We used the proceeds from our Term A Facility to refinance indebtedness under the Prior Credit Facility. Unlike amounts repaid under the Revolver, any amounts we repay under the Term A Facility may not be reborrowed.

Borrowings under the Term A Facility bear interest at a rate equal to, at our option, either (a) the alternate base rate as defined in the Senior Credit Facility (the "Base Rate") plus 1.75% per annum, or (b) the Eurodollar Rate as defined in the Senior Credit Facility (the "Eurodollar Rate") plus 2.75% per annum. From and after the six-month anniversary of the Senior Credit Facility, the margins over the Base Rate and Eurodollar Rate applicable to the Term A Facility may be adjusted periodically based on our total debt ratio, with 2.75% being the maximum Eurodollar Rate margin and 1.75% being the maximum Base Rate margin.

The Term A Facility requires amortization in the form of quarterly scheduled principal payments of $7.5 million per fiscal quarter from April 30, 2010 to October 24, 2014. The remaining balance of $457.5 million is due in full on the maturity date of January 30, 2015. Scheduled amortization payments with respect to the Term A Facility are subject to reduction on a pro rata basis upon mandatory and voluntary prepayments on terms and conditions set forth in the Senior Credit Facility. As of May 2, 2010, the amount outstanding under the Term A Facility was $592.5 million and the interest rate payable was 3.05%.

Senior Subordinated Notes

On October 1, 2009, we consummated a private placement offering of our senior subordinated notes due October 2019 with an aggregate principal amount of $450.0 million and a stated interest rate of 7 ½% (the "7 ½% Notes"). We used proceeds from the 7 ½% Notes along with other available funds to fund a tender offer for our outstanding 8 ⅝% senior subordinated notes due 2012 ("Old Notes"). We purchased $440.5 million aggregate principal amount of the Old Notes pursuant to the tender offer. Old Notes totaling $9.5 million aggregate principal amount were not tendered and remained outstanding until December 16, 2009, when we redeemed them.

During fiscal 2010, we recognized $17.2 million of expense related to the issuance of the 7 ½% Notes and tender offer for the Old Notes, which is included in interest expense in our Consolidated Statement of Income.

Interest on the 7 ½% Notes is payable semi-annually on April 15 and October 15 of each year commencing April 15, 2010. Certain subsidiaries of DMC initially guaranteed DMC's obligations under the 7 ½% Notes, but such guarantees were released pursuant to their terms effective as of January 21, 2010. The 7 ½% Notes are guaranteed by DMFC. We have the option to redeem the 7 ½% Notes at a premium at any time before October 14, 2017, and at face value beginning on October 14, 2017, subject to the concurrent payment of accrued and unpaid interest, if any, upon redemption. Pursuant to the terms of a registration rights agreement we entered into in connection with the issuance of the 7 ½% Notes, DMC agreed, among other things, to use its commercially reasonable efforts to file and cause to become effective an exchange offer registration statement with the SEC with respect to a registered offer (the "Exchange Offer") to exchange the 7 ½% Notes for notes of DMC substantially identical in all material respects to the 7 ½% Notes. Under certain circumstances, in lieu of a registered exchange offer, DMC has agreed to file a shelf registration statement with the SEC with respect to the resale of the 7 ½% Notes. In the event that the Exchange Offer is not consummated (or, as applicable the shelf registration statement is not declared effective) on or prior to October 1, 2010, the annual interest rate borne by the 7 ½% Notes will be increased by 0.5% until the Exchange Offer is completed or the shelf registration statement is declared effective. The Exchange Offer was launched on June 4, 2010 and is currently expected to be completed in early July 2010.

Through a private placement offering on February 8, 2005, DMC issued $250.0 million principal amount of 6 ¾% senior subordinated notes due February 15, 2015 (the "6 ¾% Notes") with interest payable semi-annually on February 15 and August 15 of each year commencing August 15, 2005.

Certain subsidiaries of DMC had guaranteed DMC's obligations under the 6¾% Notes, but such guarantees were released pursuant to their terms effective as of January 21, 2010. The 6¾% Notes are guaranteed by DMFC. We have the option to redeem the 6¾% Notes at a premium beginning on February 15, 2010 and at face value beginning on February 15, 2013, subject to the concurrent payment of accrued and unpaid interest, if any, upon redemption. Substantially all of the 6¾% Notes were exchanged for substantially identical registered notes pursuant to an exchange offer that was consummated on December 28, 2005 and all references to 6¾% Notes in this annual report on Form 10-K include such substantially identical registered notes.

The indentures governing our 7½% Notes and our 6¾% Notes contain customary restrictive covenants, events of default and other customary provisions for such indentures.

Maturities

If we had not purchased and redeemed the Old Notes, the Old Notes would have matured in fiscal 2013. The 7½% Notes used to refinance the Old Notes mature in fiscal 2020. If not refinanced, the revolving credit facility and term A loan facility under the Prior Credit Facility would have had final maturities in fiscal 2011 and the term B loan facility under the Prior Credit Facility would have had final maturities in fiscal 2012. The Revolver and the Term A Facility under the Senior Credit Facility have final maturities in fiscal 2015.

As of May 2, 2010, scheduled maturities of long-term debt are as follows (in millions):

2011	$ 30.0
2012	30.0
2013	30.0
2014	30.0
2015	722.5
Thereafter	450.0

Restrictive and Financial Covenants

Our Senior Credit Facility and the indentures governing our senior subordinated notes contain restrictive covenants that limit our ability and the ability of our subsidiaries to take certain actions. Our Senior Credit Facility also contains financial covenants.

Senior Credit Facility Covenants. The restrictive covenants in our Senior Credit Facility include covenants limiting DMC's ability, and the ability of its subsidiaries, to incur or guarantee indebtedness, to incur liens, sell assets, including pursuant to sale-leaseback transactions (other than sales of inventory in the ordinary course of business), consummate asset sales, acquisitions or mergers, make loans and investments, enter into transactions with affiliates, pay dividends on or redeem or repurchase capital stock, prepay certain indebtedness, and agree to restrictions on subsidiary dividends and other payments. Certain covenants in the Senior Credit Facility apply to DMFC as well as DMC. The Senior Credit Facility also limits our ability to agree to certain change of control transactions, because a "change of control" (as defined in the Senior Credit Facility) results in an event of default.

The financial covenants in our Senior Credit Facility include a maximum total debt ratio and a minimum fixed charge coverage ratio. The maximum permitted total debt ratio decreases over time and the minimum fixed charge coverage ratio increases over time. Our compliance with these financial covenants is tested on a quarterly basis. The acceptable ratio levels of these financial covenants are designed to provide us with a reasonable degree of flexibility to account for normal

variances in our operating results. Since different factors impact our financial covenants in unique ways, any of our financial covenants could become, at a point in time, the most restrictive of our financial covenants, depending upon our operating results and financial activities. As noted under "Revolver" above, availability of borrowings under the Revolver under our Senior Credit Facility is subject to our financial and other covenants, among other things.

Senior Subordinated Note Indenture Covenants. As a general matter, the restrictive covenants set forth in our indentures are less restrictive than the comparable covenants in our Senior Credit Facility. The restrictive covenants in the indenture governing our 7 1/2% Notes are similar to the restrictive covenants in the indenture governing our 6 3/4% Notes.

The restrictive covenants in our senior subordinated note indentures include covenants limiting the ability of DMC, and the ability of DMC's restricted subsidiaries (as defined in the indentures), to pay dividends on or redeem or repurchase capital stock, make loans and investments, enter into transactions with affiliates, incur additional indebtedness, enter into contingent obligations (including guaranties), sell assets (other than in the ordinary course of business), incur liens, agree to restrictions on subsidiary dividends and other payments, and enter into consolidations or mergers. We have the option, subject to certain conditions, to designate any or all of DMC's subsidiaries as unrestricted subsidiaries under one or both of the senior subordinated note indentures, which such designation would exempt each subsidiary so designated from many of the restrictive covenants in the indentures. To date, we have not exercised the option to designate any subsidiary as "unrestricted." The restrictive covenants in our senior subordinated note indentures include a covenant limiting the ability of DMFC to enter into any consolidation, merger or sale of substantially all of its assets. In addition, the indentures limit our ability to agree to certain change of control transactions, because a "change of control" (as defined in the indentures) may under certain conditions result in a requirement for us to make a change of control purchase offer to the noteholders at a price equal to 101% of the principal amount plus accrued interest. The senior subordinated note indentures do not contain financial covenants, but do require us to meet certain financial ratio requirements as a condition to taking certain actions (including, under certain circumstances, incurring additional indebtedness). Each indenture contains a provision pursuant to which certain of the restrictive covenants set forth therein will be suspended at any time that the applicable notes are rated "investment grade," as defined in such indenture, if at such time no default or event of default has occurred and is continuing.

Effect of restrictive and financial covenants. The restrictive and financial covenants in our Senior Credit Facility and indentures described above may adversely affect our ability to finance our future operations or capital needs or engage in other business activities that may be in our interest or the interest of our stockholders, such as acquisitions, future stock repurchases or dividends. See "Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities—Dividend Policy."

We believe that we are currently in compliance with all of our restrictive and financial covenants and were in compliance therewith as of May 2, 2010. Compliance with these covenants is monitored periodically in order to assess the likelihood of continued compliance. Our ability to continue to comply with these covenants may be affected by events beyond our control. If we are unable to comply with the covenants under the Senior Credit Facility or the indentures governing our senior subordinated notes, there would be a default, which, if not waived, could result in the acceleration of a significant portion of our indebtedness. See "Item 1A. Risk Factors—Restrictive covenants in our Senior Credit Facility and indentures may restrict our operational flexibility. Our ability to comply with these restrictions depends on many factors beyond our control. If we fail to comply with these restrictions, we may be required to repay our debt."

Dividends and Stock Repurchases

During each quarter of fiscal 2010, we declared a cash dividend of $0.05 per share of Company common stock. During fiscal 2010, aggregate dividends of $39.6 million were declared, and dividends of $37.6 million were paid.

On September 27, 2007, our Board of Directors authorized the repurchase of up to $200.0 million of the Company's common stock over 36 months. Under this authorization, as of May 2, 2010 and May 3, 2009, we had purchased 5,370,930 shares of our common stock for a total cash outlay of $50.0 million at an average price of $9.31 per share. All such shares were repurchased in the second and third quarters of fiscal 2008.

On June 10, 2010, we announced that our Board had authorized the repurchase of up to $350.0 million of our common stock over the next 36 months. Under this authorization, repurchases of our common stock may be made from time to time through a variety of methods, including accelerated stock buybacks, open market purchases, privately negotiated transactions, and block transactions. The new authorization supersedes and replaces our previous $200.0 million share repurchase authorization that was scheduled to expire in September 2010, as described above.

On June 23, 2010, we announced that we had entered into an accelerated stock buyback agreement ("ASB") with Goldman, Sachs & Co. ("Goldman Sachs"). Under the ASB, we paid Goldman Sachs $100 million and received approximately 6.2 million shares of our common stock, which represents a substantial majority of the shares expected to be delivered to us under the ASB. Final settlement of this agreement is expected to occur in September 2010, although under certain circumstances specified in the ASB, the completion date may be accelerated or extended. At final settlement, we may be entitled to receive additional shares of our common stock from Goldman Sachs or, under certain circumstances specified in the ASB, we may be required to deliver shares or make a cash payment (at our option) to Goldman Sachs. The repurchased shares will be held in treasury.

Obligations and Commitments

Contractual and Other Cash Obligations

The following table summarizes our contractual and other cash obligations at May 2, 2010:

	Payments due by period				
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
			(in millions)		
Long-term Debt Obligations	$1,292.5	$ 30.0	$ 60.0	$752.5	$450.0
Capital Lease Obligations	—	—	—	—	—
Operating Lease Obligations	290.6	50.6	82.0	58.7	99.3
Purchase Obligations (1)	1,151.6	647.8	297.4	107.6	98.8
Other Long-term Liabilities Reflected on the Balance Sheet (2)	250.5	—	54.6	50.3	145.6
Total Contractual Obligations	$2,985.2	$728.4	$494.0	$969.1	$793.7

(1) Purchase obligations consist primarily of fixed commitments under supply, ingredient, packaging, co-pack, grower commitments and other agreements. The amounts presented in the table do not include items already recorded in accounts payable and accrued expenses at the end

of fiscal 2010, nor does the table reflect obligations we are likely to incur based on our plans, but are not currently obligated to pay. Many of our contracts are requirement contracts and currently do not represent a firm commitment to purchase from our suppliers. Therefore, requirement contracts are not reflected in the above table. Certain of our suppliers commit resources based on our planned purchases and we would likely be liable for a portion of their expenses if we deviated from our communicated plans. In the above table, we have included estimates of the probable "breakage" expenses we would incur with these suppliers if we stopped purchasing from them as of May 2, 2010. Aggregate future payments for our grower commitments are estimated based on May 2, 2010 pricing and fiscal 2010 volume. Aggregate future payments under employment agreements are estimated generally assuming that each such employee will continue providing services for the next five fiscal years, that salaries remain at fiscal 2010 levels, and that annual incentive awards to be paid with respect to each fiscal year shall be equal to the amounts actually paid with respect to fiscal 2009, the most recent period for which annual incentive awards have been paid as of May 2, 2010. Aggregate future payments under severance agreements do not include possible costs associated with outplacement services generally provided to executive officers whose employment is terminated without cause since such amounts have been minimal.

(2) As of May 2, 2010, we had non-current unrecognized tax benefits of $11.8 million ($9.7 million net of tax benefits). We are not able to reasonably estimate the timing of future cash flows related to this amount. As a result, this amount is not included in the table above.

Standby Letters of Credit

We have standby letters of credit for certain obligations related to operating leases, insurance requirements and our South America operations. The majority of our standby letters of credit are automatically renewed annually, unless the issuer gives cancellation notice in advance. On May 2, 2010, we had $63.6 million of outstanding standby letters of credit.

Cash Flow

In fiscal 2010, our cash and cash equivalents decreased by $89.0 million. Cash provided by operating activities, provided by (used in) investing activities, and provided by (used in) financing activities for fiscal 2010, fiscal 2009 and fiscal 2008 is presented in the table below.

	Fiscal Year		
	2010	2009	2008
		(in millions)	
Net Cash Provided by Operating Activities	$ 355.9	$ 200.6	$ 286.9
Net Cash Provided by (Used in) Investing Activities	(104.9)	277.1	(79.7)
Net Cash Provided by (Used in) Financing Activities	(336.2)	(361.3)	(194.5)

Operating Activities

Cash provided by operating activities during fiscal 2010 was $355.9 million compared to $200.6 million in fiscal 2009. This $155.3 million increase was driven by increased net income.

Cash provided by operating activities during fiscal 2009 was $200.6 million compared to $286.9 million in fiscal 2008. This $86.3 million decrease was primarily driven by an increase in cash taxes paid and cash payments related to commodity futures positions.

Investing Activities

Cash used in investing activities was $104.9 million during fiscal 2010, which represented capital expenditures.

Cash provided by investing activities was $277.1 million during fiscal 2009, which primarily consisted of $365.8 million from the sale of the StarKist Seafood Business, partially offset by capital expenditures of $88.7 million.

Cash used in investing activities was $79.7 million during fiscal 2008, which primarily consisted of capital expenditures of $96.7 million driven by spending associated with the execution of our transformation plan and other capital projects, partially offset by the proceeds from the sale of assets.

Capital expenditures in fiscal 2010, fiscal 2009 and fiscal 2008 were $104.9 million, $88.7 million and $96.7 million, respectively. Capital spending for fiscal 2011 is expected to approximate $90 to $110 million and is expected to be funded by cash on hand and cash generated by operating activities. In addition to capital expenditures, we enter into operating leases to support our ongoing operations. The decision to lease, rather than purchase, an asset is the result of a number of considerations, including the cost of funds, the useful life of the asset, its residual value and technological obsolescence. Additionally, some equipment is proprietary to the lessor and cannot be purchased. All material asset-financing decisions include an evaluation of the potential impact of the financing on our debt agreements, including applicable financial covenants.

Financing Activities

During fiscal 2010, we made net repayments of debt of $269.0 million, paid $43.6 million of costs related to the issuance of the New Notes and tender offer for the Old Notes and entering into the Senior Credit Facility, and paid $37.6 million in dividends. In addition, we had $12.3 million of proceeds from the issuance of our common stock.

During fiscal 2009, we used $361.3 million in financing activities, which consisted primarily of net short-term borrowings of $2.0 million, Term Facility loan repayments of $333.8 million and $31.6 million in dividend payments.

During fiscal 2008, we used $194.5 million in financing activities, which consisted primarily of the net repayment of $21.5 million in short-term borrowings, Term Facility loan repayments of $89.4 million, $32.2 million in dividend payments and $50.0 million in stock repurchases.

Recently Issued Accounting Standards

In May 2009, the Financial Accounting Standards Board ("FASB") issued a statement which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. In February 2010, the FASB issued Accounting Standards Update No. 2010-09, *Subsequent Events*, which amends the previous guidance on subsequent events and no longer requires Securities and Exchange Commission ("SEC") filers to disclose the date through which subsequent events have been evaluated. The subsequent event provisions are effective for interim and annual reporting periods ending after June 15, 2009 and were effective for us beginning in the first quarter of fiscal 2010. The amendments were effective February 2010. The adoption of this statement did not have an impact to our consolidated financial statements.

In June 2009, the FASB issued a statement which establishes the FASB Accounting Standards Codification ("ASC"). The ASC establishes two levels of GAAP—authoritative and nonauthoritative. The ASC is the sole source of authoritative, nongovernmental GAAP, except for rules and interpretive releases of the Securities and Exchange Commission. Effective for financial statements issued for interim and annual periods ending after September 15, 2009, we adopted the ASC in the second quarter of fiscal 2010. The adoption of the ASC did not impact our consolidated financial statements.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

We have a risk management program which was adopted with the objective of minimizing our exposure to changes in interest rates, commodity, transportation and other prices and foreign currency exchange rates. We do not trade or use instruments with the objective of earning financial gains on price fluctuations alone or use instruments where there are not underlying exposures. We believe that the use of derivative instruments to manage risk is in our best interest.

During fiscal 2010, we were primarily exposed to the risk of loss resulting from adverse changes in interest rates, commodity and other prices and foreign currency exchange rates, which (to the extent effective) affect interest expense on our floating-rate obligations and the cost of our raw materials and other inputs, respectively.

Interest Rates: Our debt primarily consists of floating rate term loans and fixed rate notes. We also use our floating rate Revolver primarily to fund seasonal working capital needs and other uses of cash. Interest expense on our floating rate debt is typically calculated based on a fixed spread over a reference rate, such as LIBOR. Therefore, fluctuations in market interest rates will cause interest expense increases or decreases on a given amount of floating rate debt.

We have in the past and may in the future manage a portion of our interest rate risk related to floating rate debt by entering into interest rate swaps in which we receive floating rate payments and make fixed rate payments. On September 6, 2007, we entered into an interest rate swap, with a notional amount of $400.0 million, as the fixed rate payer. The swap had an effective date of October 26, 2007 and a maturity date of October 29, 2010. A formal cash flow hedge accounting relationship had been established between the swap and a portion of our interest payment on our floating rate debt. Swaps are recorded as an asset or liability in our consolidated balance sheet at fair value, with an offset to accumulated other comprehensive income to the extent the hedge is effective. Derivative gains and losses included in other comprehensive income are reclassified into earnings as the underlying transaction occurs. Any ineffectiveness gains and losses are recorded as an adjustment to other expense.

As discussed in Note 7 of our consolidated financial statements in this annual report on Form 10-K, on January 29, 2010, we entered into the Senior Credit Facility which replaced our Prior Credit Facility. In conjunction with the repayment of the Prior Credit Facility, the interest rate swap was deemed ineffective due to the repayment of the underlying hedged liability. In the third quarter of fiscal 2010, the $13.4 million loss associated with the swap being deemed ineffective was reclassified from other comprehensive income into earnings and is included in other expense. On April 27, 2010, we terminated our interest rate swap and made a final payment to the counterparty of $13.4 million.

The fair value of our interest rate swap was recorded as a non-current liability of $21.1 million at May 3, 2009.

Assuming average floating rate loans during the year, a hypothetical one percentage point increase in interest rates would have increased interest expense by approximately $4.9 million and $6.6 million for the fiscal years ended May 2, 2010 and May 3, 2009, respectively.

Commodities: Certain commodities such as soybean meal, corn, wheat, soybean oil, diesel fuel and natural gas (collectively, "commodity contracts") are used in the production or transportation of our products. As part of our commodity risk management activities, we use derivative financial instruments, primarily futures, swaps, options and swaptions (an option on a swap), to reduce the effect of changing prices and as a mechanism to procure the underlying commodity where applicable. We account for these commodities derivatives as either cash flow or economic hedges. For cash flow

hedges, the effective portion of derivative gains and losses is deferred in equity and recognized as part of cost of products sold in the appropriate period and the ineffective portion is recognized as other income or expense. Changes in the value of economic hedges are recorded directly in earnings.

On May 2, 2010, the fair values of our commodities hedges were recorded as current assets of $11.1 million and current liabilities of $2.5 million. On May 3, 2009, the fair values of our commodities hedges were recorded as current assets of $1.9 million and current liabilities of $17.0 million.

Other: During portions of fiscal 2009 we carried out a hedging program for heating oil. Heating oil contracts were used as a proxy for fluctuations in diesel fuel prices. These contracts generally had a term of less than twelve months and did not qualify as cash flow hedges for accounting purposes. Accordingly, associated gains and losses were recorded directly as other income or expense. As of May 3, 2009, all such contracts were closed. No such contracts were entered into during fiscal 2010. We may consider incorporating the use of heating oil contracts into our hedging program again in future periods.

The sensitivity analyses presented below reflect potential losses of fair value resulting from hypothetical changes in market prices related to commodities. Sensitivity analyses do not consider the actions we may take to mitigate our exposure to changes, nor do they consider the effects such hypothetical adverse changes may have on overall economic activity. Actual changes in market prices may differ from hypothetical changes.

	May 2, 2010	May 3, 2009
	(in millions)	
Effect of a hypothetical 10% change in fair value		
Commodity Contracts	$13.9	$6.6

Foreign Currency: We manage our exposure to fluctuations in foreign currency exchange rates by entering into forward contracts to cover a portion of our projected expenditures paid in local currency. These contracts generally have a term of less than 24 months and qualify as cash flow hedges for accounting purposes. Accordingly, the effective derivative gains and losses are deferred in equity and recognized in the period the expenditure is incurred as part of cost of products sold or other income or expense.

The table below presents our foreign currency derivative contracts as of May 2, 2010 and May 3, 2009. All of the foreign currency derivative contracts held on May 2, 2010 are scheduled to mature prior to the end of fiscal 2012.

	May 2, 2010	May 3, 2009
	(in millions)	
Contract Amount (Mexican pesos)	$22.5	$37.5
Contract Amount ($CAD)	29.0	12.9

A summary of the fair value and the market risk associated with a hypothetical 10% adverse change in foreign currency exchange rates on our foreign currency hedges is as follows:

	May 2, 2010	May 3, 2009
	(in millions)	
Fair value of foreign currency contracts, net asset (liability)	$ 4.0	$(0.4)
Potential net loss in fair value of a hypothetical 10% adverse change in currency exchange rates	(5.4)	(4.1)

Item 8. ***Financial Statements and Supplementary Data***

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Del Monte Foods Company:

We have audited the accompanying consolidated balance sheets of Del Monte Foods Company and subsidiaries as of May 2, 2010 and May 3, 2009, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended May 2, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Del Monte Foods Company and subsidiaries as of May 2, 2010 and May 3, 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended May 2, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Del Monte Foods Company and subsidiaries' internal control over financial reporting as of May 2, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 29, 2010 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

San Francisco, California
June 29, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Del Monte Foods Company:

We have audited Del Monte Foods Company and subsidiaries' internal control over financial reporting as of May 2, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Del Monte Foods Company and subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Del Monte Foods Company and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of May 2, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Del Monte Foods Company and subsidiaries as of May 2, 2010 and May 3, 2009, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended May 2, 2010, and our report dated June 29, 2010 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

San Francisco, California
June 29, 2010

DEL MONTE FOODS COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions, except per share data)

	May 2, 2010	May 3, 2009
ASSETS		
Cash and cash equivalents	$ 53.7	$ 142.7
Trade accounts receivable, net of allowance	187.0	188.5
Inventories	726.4	677.4
Prepaid expenses and other current assets	128.5	138.6
TOTAL CURRENT ASSETS	1,095.6	1,147.2
Property, plant and equipment, net	658.8	642.6
Goodwill	1,337.7	1,337.7
Intangible assets, net	1,162.4	1,171.5
Other assets, net	34.4	22.3
TOTAL ASSETS	$4,288.9	$4,321.3
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable and accrued expenses	$ 469.5	$ 472.4
Short-term borrowings	5.6	2.3
Current portion of long-term debt	30.0	32.3
TOTAL CURRENT LIABILITIES	505.1	507.0
Long-term debt	1,255.2	1,525.9
Deferred tax liabilities	441.0	390.5
Other non-current liabilities	260.2	291.4
TOTAL LIABILITIES	2,461.5	2,714.8
Stockholders' equity:		
Common stock ($0.01 par value per share, shares authorized: 500.0; 216.6 issued and 199.2 outstanding at May 2, 2010 and 215.1 issued and 197.7 outstanding at May 3, 2009)	2.2	2.1
Additional paid-in capital	1,085.0	1,047.5
Treasury stock, at cost	(183.1)	(183.1)
Accumulated other comprehensive income (loss)	(59.8)	(38.4)
Retained earnings	983.1	778.4
TOTAL STOCKHOLDERS' EQUITY	1,827.4	1,606.5
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$4,288.9	$4,321.3

See Accompanying Notes to Consolidated Financial Statements.

DEL MONTE FOODS COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in millions, except per share data)

	Fiscal Year		
	2010	2009	2008
Net sales	$3,739.8	$3,626.9	$3,179.8
Cost of products sold	2,510.6	2,622.7	2,319.9
Gross profit	1,229.2	1,004.2	859.9
Selling, general and administrative expense	721.2	643.3	541.4
Operating income	508.0	360.9	318.5
Interest expense	116.3	110.3	131.4
Other (income) expense	9.8	24.1	(2.5)
Income from continuing operations before income taxes	381.9	226.5	189.6
Provision for income taxes	139.9	78.8	71.9
Income from continuing operations	242.0	147.7	117.7
Income from discontinued operations before income taxes	1.4	38.9	11.4
Provision (benefit) for income taxes	(0.9)	14.3	(4.0)
Income from discontinued operations	2.3	24.6	15.4
Net income	$ 244.3	$ 172.3	$ 133.1
Basic earnings per common share:			
Continuing Operations	$ 1.22	$ 0.74	$ 0.58
Discontinued Operations	0.01	0.13	0.08
Total	$ 1.23	$ 0.87	$ 0.66
Diluted earnings per common share:			
Continuing Operations	$ 1.19	$ 0.74	$ 0.58
Discontinued Operations	0.01	0.13	0.08
Total	$ 1.20	$ 0.87	$ 0.66

See Accompanying Notes to Consolidated Financial Statements.

DEL MONTE FOODS COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(in millions, except per share data)

	Common Stock		Treasury Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balance at April 29, 2007	202.2	$ 2.1	12.0	$(133.1)	$1,021.7	$ 24.4	$537.1	$1,452.2
Net income	—	—	—	—	—	—	133.1	133.1
Other comprehensive income/(loss):								
Loss on cash flow hedging instruments (net of tax of $3.5)	—	—	—	—	—	(5.5)	—	(5.5)
Currency translation adjustment	—	—	—	—	—	1.6	—	1.6
Pension liability adjustment (net of tax of $8.0)	—	—	—	—	—	(12.3)	—	(12.3)
Comprehensive income								116.9
Issuance of shares	0.5	—	—	—	3.8	—	—	3.8
Repurchase of shares	(5.4)	—	5.4	(50.0)	—	—	—	(50.0)
Dividends declared ($0.16 per share)	—	—	—	—	—	—	(31.9)	(31.9)
Tax benefit from stock options exercised	—	—	—	—	0.2	—	—	0.2
Adoption of new income tax guidance	—	—	—	—	—	—	0.3	0.3
Stock option expense	—	—	—	—	8.8	—	—	8.8
Restricted stock units and amortization of unearned compensation	—	—	—	—	0.2	—	—	0.2
Balance at April 27, 2008	197.3	2.1	17.4	(183.1)	1,034.7	8.2	638.6	1,500.5
Net income	—	—	—	—	—	—	172.3	172.3
Other comprehensive income/(loss):								
Loss on cash flow hedging instruments (net of tax of $9.5)	—	—	—	—	—	(14.7)	—	(14.7)
Currency translation adjustment	—	—	—	—	—	(1.5)	—	(1.5)
Pension liability adjustment (net of tax of $19.6)	—	—	—	—	—	(30.4)	—	(30.4)
Comprehensive income								125.7
Issuance of shares	0.4	—	—	—	2.1	—	—	2.1
Dividends declared ($0.16 per share)						—	(31.6)	(31.6)
Adoption of new benefit plan guidance (net of tax of $0.5)	—	—	—	—	—	—	(0.9)	(0.9)
Stock option expense	—	—	—	—	8.9	—	—	8.9
Restricted stock units and amortization of unearned compensation	—	—	—	—	1.8	—	—	1.8
Balance at May 3, 2009	197.7	2.1	17.4	(183.1)	1,047.5	(38.4)	778.4	1,606.5
Net income	—	—	—	—	—	—	244.3	244.3
Other comprehensive income/(loss):								
Gain on cash flow hedging instruments (net of tax of $14.5)	—	—	—	—	—	23.7	—	23.7
Currency translation adjustment	—	—	—	—	—	(5.4)	—	(5.4)
Pension liability adjustment (net of tax of $25.6)	—	—	—	—	—	(39.7)	—	(39.7)
Comprehensive income								222.9
Issuance of shares	1.5	0.1	—	—	12.2	—	—	12.3
Dividends declared ($0.20 per share)	—	—	—	—	—	—	(39.6)	(39.6)
Tax benefit from stock options exercised	—	—	—	—	1.7	—	—	1.7
Stock option expense	—	—	—	—	9.9	—	—	9.9
Restricted stock units and amortization of unearned compensation	—	—	—	—	13.7	—	—	13.7
Balance at May 2, 2010	199.2	$ 2.2	17.4	$(183.1)	$1,085.0	$(59.8)	$983.1	$1,827.4

See Accompanying Notes to Consolidated Financial Statements.

DEL MONTE FOODS COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

	Fiscal Year		
	2010	2009	2008
OPERATING ACTIVITIES:			
Net income	$ 244.3	$ 172.3	$ 133.1
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	99.4	104.9	106.2
Deferred taxes	54.4	29.5	44.1
Write off of debt issuance cost and loss on debt refinancing	24.8	—	—
(Gain)/loss on asset disposal	2.6	(23.3)	(7.5)
Stock compensation expense	21.3	12.2	9.0
Discontinuation of hedge accounting for interest rate swap	13.4	—	—
Tax benefit from stock options exercised	—	—	0.1
Impairment loss on pet intangible assets	3.0	11.7	—
Other non-cash items, net	(3.5)	10.1	(6.5)
Changes in operating assets and liabilities:			
Trade accounts receivable, net	(2.4)	89.5	(26.7)
Inventories	(51.9)	(78.5)	(6.2)
Prepaid expenses and other current assets	19.7	(58.9)	20.7
Other assets, net	(0.5)	2.5	4.5
Accounts payable and accrued expenses	(38.0)	(69.5)	7.4
Other non-current liabilities	(30.7)	(1.9)	8.7
NET CASH PROVIDED BY OPERATING ACTIVITIES	355.9	200.6	286.9
INVESTING ACTIVITIES:			
Capital expenditures	(104.9)	(88.7)	(96.7)
Net proceeds from disposal of assets	—	365.8	17.5
Other items, net	—	—	(0.5)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(104.9)	277.1	(79.7)
FINANCING ACTIVITIES:			
Proceeds from short-term borrowings	208.8	517.7	543.6
Payments on short-term borrowings	(204.3)	(515.7)	(565.1)
Proceeds from long-term debt	1,042.2	—	—
Principal payments on long-term debt	(1,315.7)	(333.8)	(89.4)
Payments of debt related costs	(43.6)	—	(5.3)
Dividends paid	(37.6)	(31.6)	(32.2)
Issuance of common stock	12.3	2.1	3.8
Purchase of treasury stock	—	—	(50.0)
Excess tax benefits from stock-based compensation	1.7	—	0.1
NET CASH USED IN FINANCING ACTIVITIES	(336.2)	(361.3)	(194.5)
Effect of exchange rate changes on cash and cash equivalents	(3.8)	0.6	—
NET CHANGE IN CASH AND CASH EQUIVALENTS	(89.0)	117.0	12.7
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	142.7	25.7	13.0
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 53.7	$ 142.7	$ 25.7

See Accompanying Notes to Consolidated Financial Statements.

Note 1. Business and Basis of Presentation

Del Monte Foods Company and its consolidated subsidiaries ("Del Monte" or the "Company") is one of the country's largest producers, distributors and marketers of premium quality, branded pet products and food products for the U.S. retail market, generating $3.7 billion in net sales in fiscal 2010. The Company's leading pet food and pet snacks brands include *Meow Mix, Kibbles 'n Bits, Milk-Bone, 9 Lives, Pup-Peroni, Gravy Train, Nature's Recipe and Canine Carry-Outs* and other brand names, and food brands include *Del Monte, Contadina, S&W, College Inn* and other brand names. The Company also produces and distributes private label pet products and food products. The majority of its products are sold nationwide in all channels serving retail markets, mass merchandisers, the U.S. military, certain export markets, the foodservice industry and food processors.

Del Monte Corporation ("DMC") is a direct, wholly-owned subsidiary of Del Monte Foods Company ("DMFC"). DMC and DMC's subsidiaries accounted for 100% of the consolidated revenues and net earnings of DMFC, except for expenses relating to compensation of the members of the Board of Directors of the Company. As of May 2, 2010, DMFC's assets relate solely to its investment in DMC. DMFC had no subsidiaries other than DMC and DMC's subsidiaries, and had no direct liabilities other than accruals relating to the compensation of the directors of the Board of Del Monte Foods Company. DMFC is separately liable under various full and unconditional guarantees of indebtedness of DMC, including under full and unconditional guarantees of DMC's 7½% Senior Subordinated Notes due 2019 and DMC's 6¾% Senior Subordinated Notes due 2015. DMC and DMC's subsidiaries are subject to limitations on their ability to make loans, advances, dividends and distributions to DMFC under the indentures governing DMC's senior subordinated notes and DMC's senior credit facility. For a description of DMC's senior credit facility and senior subordinated notes, see Note 7.

On April 24, 2006, pursuant to an Asset Purchase Agreement between DMC and TreeHouse Foods, Inc. ("TreeHouse"), DMC sold to TreeHouse certain real estate, equipment, machinery, inventory, raw materials, intellectual property and other assets that were primarily related to the Company's (1) private label soup business, (2) infant feeding business conducted under the brand name *Nature's Goodness*, and (3) the food service soup business (collectively, the "Soup and Infant Feeding Businesses").

On May 19, 2006, DMC completed the acquisition of Meow Mix Holdings, Inc. ("Meow Mix"), the maker of *Meow Mix* brand cat food and *Alley Cat* brand cat food. The financial results of Meow Mix are reported within the Pet Products reportable segment.

Effective July 2, 2006, DMC completed the acquisition of certain pet product assets, including the *Milk-Bone* brand ("Milk-Bone"), from Kraft Foods Global, Inc. The financial results of Milk-Bone are reported within the Pet Products reportable segment.

On October 6, 2008, pursuant to the Purchase Agreement dated June 29, 2008 among DMC, Dongwon Enterprise Co., Ltd. ("Dongwon Enterprise"), Dongwon Industries Co., Ltd. ("Dongwon Industries"), Dongwon F&B Co., Ltd. ("Dongwon F&B"), Starkist Co. ("Starkist Co.", and collectively with Dongwon Enterprise, Dongwon Industries, Dongwon F&B, the "Dongwon Entities"), and StarKist Samoa Co. ("Acquisition Sub"), DMC (i) sold to Starkist Co. all of the

outstanding stock of Galapesca S.A., Panapesca Fishing, Inc. and Marine Trading Pacific, Inc., (ii) caused Star-Kist Samoa, Inc. to be merged with and into Acquisition Sub and (iii) sold to Starkist Co. certain assets that are primarily related to the business of manufacturing, marketing, selling and distributing *StarKist* brand products and private label seafood products (such business, the "StarKist Seafood Business"). The divestiture included the sale of Del Monte's manufacturing capabilities in American Samoa and Manta, Ecuador; and certain manufacturing assets associated with the StarKist Seafood Business located in Terminal Island, California and Guayaquil, Ecuador. Under the terms of the Purchase Agreement, the Dongwon Entities paid a purchase price of approximately $359 million at closing. The Company also received approximately an additional $23 million from the Dongwon Entities related to the final working capital adjustment. The Dongwon Entities also assumed certain liabilities related to the StarKist Seafood Business. All of Del Monte's direct plant employees related to the StarKist Seafood Business joined the Dongwon Entities as a result of the divestiture. In addition, as a result of the transaction, Del Monte transferred to the Dongwon Entities or eliminated a total of 33 salaried positions. The financial results of the StarKist Seafood Business were previously reported within the Consumer Products reportable segment.

For all periods presented, the operating results and assets and liabilities related to the StarKist Seafood Business and the Soup and Infant Feeding Businesses have been classified as discontinued operations. The Company has combined cash flows from discontinued operations with cash flows from continuing operations within the operating, investing and financing categories in the Statement of Cash Flows for all periods presented.

For reporting purposes, the Company has two reportable segments: Pet Products and Consumer Products. The Pet Products reportable segment includes the Pet Products operating segment, which manufactures, markets and sells branded and private label dry and wet pet food and pet snacks. The Consumer Products reportable segment includes the Consumer Products operating segment, which manufactures, markets, and sells branded and private label shelf-stable products, including fruit, vegetable, tomato and broth products.

All amounts discussed in these Notes to the Consolidated Financial Statements represent continuing operations, unless otherwise noted.

The Company operates on a 52 or 53 week fiscal year ending on the Sunday closest to April 30. The results of operations for fiscal 2010, fiscal 2009 and fiscal 2008 contain 52, 53 and 52 weeks, respectively.

Note 2. Significant Accounting Policies

Trade Promotions: Accruals for trade promotions are recorded primarily at the time a product is sold to the customer based on expected levels of performance. Settlement of these liabilities typically occurs in subsequent periods primarily through an authorized process for deductions taken by a customer from amounts otherwise due to the Company. Deductions are offset against related trade promotion accruals. The original estimated costs of trade promotions are reasonably likely to change in the future. Evaluations of the trade promotion liability are performed monthly and adjustments are made where appropriate to reflect changes in the Company's estimates. Trade promotion expense is recorded as a reduction to net sales.

Retirement Benefits: The Company sponsors a qualified defined benefit pension plan (during the third quarter of fiscal 2010, the Company merged its three qualified defined benefit pension plans into a single plan) and several unfunded defined benefit postretirement plans, providing certain medical, dental and life insurance and other benefits to eligible retired, salaried, non-union hourly and union employees. Under the direction of the Company, independent third-party actuaries utilize statistical and other factors to anticipate future events in calculating an estimate of the expense and liabilities related to these plans. The actuarial reports are used by the Company in estimating the expenses and liabilities related to these plans. The factors utilized by the Company's actuaries include assumptions about the discount rate, expected return on plan assets, the health care cost trend rate, withdrawal and mortality rates and the rate of increase in compensation levels. These assumptions may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter mortality of participants. These differences may impact the amount of retirement benefit expense recorded by the Company in future periods. The funded status of the Company's pension and other postretirement plans is recorded as a liability, and all unrecognized gains or losses, net of tax, are recorded as a component of accumulated other comprehensive income (loss) ("AOCI") within stockholders' equity.

Goodwill and Intangibles with Indefinite Lives: The Company does not amortize goodwill and intangible assets with indefinite lives, but instead tests for impairment at least annually. Additional impairment tests may be performed between annual tests if circumstances indicate that a potential impairment exists. The Company has designated the first day of the fourth fiscal quarter as the annual impairment testing date, at which time the Company engages third party valuation experts to assist in its valuation of its intangible assets with indefinite lives and reporting units that have goodwill assigned to them.

When conducting the annual impairment test for goodwill, the Company compares the estimated fair value of a reporting unit containing goodwill to its book value. The estimated fair value is computed using two approaches: the income approach, which is the present value of expected cash flows, discounted at a risk-adjusted weighted average cost of capital; and the market approach, which is based on using market multiples of companies in similar lines of business. If the fair value of the reporting unit is determined to be more than its book value, no goodwill impairment is recognized.

If the fair value of the reporting unit is determined to be less than its book value, actual goodwill impairment, if any, is computed using a second step of the impairment test. The second step requires the fair value of the reporting unit to be allocated to all the assets and liabilities of the reporting unit as if the reporting unit had been acquired in a business combination at the date of the impairment test. The excess of the fair value of the reporting unit over the fair value of assets less liabilities is the implied value of goodwill and is used to determine the amount of impairment.

For intangible assets with indefinite lives, estimated fair value is determined using the relief from royalty method, which is based upon the estimated rent or royalty the Company would pay for the use of a brand name if the Company did not own it and discounted at a risk-adjusted weighted average cost of capital.

In estimating discounted future cash flows, management uses historical financial information as well as the Company's operating plans and projections, which include assumptions regarding sales trends and profitability, as well as macroeconomic factors. Considerable judgment is necessary in

estimating future cash flows, market interest rates, discount rates, and other factors used in the income approach, market approach or relief from royalty method used to value goodwill and intangible assets with indefinite lives. Different assumptions regarding future performance, discount rates or other factors could result in future impairment losses.

Stock-based Compensation: The Company expenses employee stock option grants and other stock-based compensation over the vesting period, based on the fair value on the date the stock-based compensation was granted.

Cash Equivalents: The Company considers all highly liquid investments with an original maturity date of three months or less to be cash equivalents. The book value reported in the balance sheet for cash equivalents approximates its fair value.

Inventories: The cost of finished products inventories includes raw materials, direct labor, certain freight and warehousing costs and indirect production and overhead costs. Inventories are stated at the lower of cost or market. The Company uses the first-in, first-out ("FIFO") and last-in, first-out ("LIFO") methods to value its inventories. The determination of FIFO or LIFO depends on the production location of the inventories. Each production facility is designated as either a LIFO or FIFO inventory facility. Generally, the Pet Products locations use the FIFO method and the Consumer Products locations use the LIFO method to value inventories. For the LIFO facilities, the Company has established LIFO pools for containers and finished goods inventories.

There was no liquidation of the LIFO layers in fiscal 2009. In fiscal 2010 and fiscal 2008 there was a liquidation of the LIFO layers which resulted in a net decrease to cost of products sold of $2.0 million and $0.1 million, respectively.

As the Company manufactures new inventories, new current year costs are developed. The difference between the inventory value based on the current year costs and the inventory value based on historical LIFO costs resulted in a credit balance LIFO reserve of $42.2 million as of May 2, 2010 and $32.4 million as of May 3, 2009. The credit balance LIFO reserve increase during fiscal 2010 was due to fiscal 2010 inventory costs being higher than fiscal 2009 inventory costs.

Property, Plant and Equipment and Depreciation: Property, plant and equipment are stated at cost and are depreciated over their estimated useful lives, using the straight-line method. Maintenance and repairs are expensed as incurred. Significant expenditures that increase useful lives are capitalized. The principal estimated useful lives generally are: land improvements—5 to 25 years; buildings and leasehold improvements—10 to 50 years; machinery and equipment—10 to 20 years; and computers and software—3 to 7 years. Depreciation of plant and equipment and leasehold amortization was $87.1 million, $90.8 million and $93.2 million (including depreciation and amortization related to discontinued operations) for fiscal 2010, fiscal 2009 and fiscal 2008, respectively.

The Company's capitalization of software development costs for internal use begins in the application development stage and ends when the asset is placed into service. The Company amortizes such costs using the straight-line method over estimated useful lives. Including costs paid to third-party vendors, the Company capitalized $11.2 million, $15.3 million and $14.7 million of software development costs in fiscal 2010, fiscal 2009 and fiscal 2008, respectively, related to systems supporting the Company's infrastructure.

Long-lived Assets: The Company reviews long-lived assets held and used, intangible assets with finite lives and assets held for sale for impairment whenever events or changes in circumstances indicate that the book value of an asset may not be recoverable. If an evaluation of recoverability was required, the estimated undiscounted future cash flows associated with the asset would be compared to the asset's book value to determine if a write-down was required. If the undiscounted cash flows are less than the book value, an impairment loss is recorded to the extent that the book value exceeds the fair value. If management has committed to a plan to dispose of long-lived assets, the assets to be disposed of are reported at the lower of book value or fair value less estimated costs to sell.

The Company's intangible assets with estimable lives generally have useful lives ranging between 15 and 40 years and are amortized on a straight-line basis.

Deferred Debt Issuance Costs: The Company capitalizes costs associated with the issuance of debt instruments and amortizes these costs as interest expense over the term of the debt agreements. Amortization expense for deferred charges for fiscal 2010, fiscal 2009 and fiscal 2008 was $5.7 million, $6.3 million and $5.1 million, respectively (including amortization expense related to discontinued operations). Deferred debt issuance costs are included in other assets. In fiscal 2010, the Company wrote off $8.3 million of debt issuance costs in connection with refinancing activities (see Note 7).

Derivative Financial Instruments: The Company uses derivative financial instruments for the purpose of managing risks associated with interest rate, currency, commodity, transportation and other price exposures. The Company does not trade or use instruments with the objective of earning financial gains on interest rate, foreign currency, commodity or other fluctuations alone, nor does it use instruments where there are not underlying exposures. The Company designates each derivative contract as one of the following: (1) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("Cash Flow Hedge") or (2) a hedging instrument whose change in fair value is recognized to act as an economic hedge but does not meet the requirements to receive hedge accounting treatment ("Economic Hedge").

All derivative instruments are recorded in the Consolidated Balance Sheet at fair value. The effective portion of the change in the fair value of a derivative that is designated as a Cash Flow Hedge is reported in other comprehensive income ("OCI"). The gain or loss included in OCI is subsequently reclassified into net income on the same line in the Consolidated Statements of Income as the hedged item in the same period that the hedge transaction affects net income. The ineffective portion of a change in fair value of a Cash Flow Hedge is reported in other income or expense. The settlement of a cash flow hedging instrument is classified as an operating activity in the Statement of Cash Flows. For derivatives designated as Economic Hedges, all changes in fair value are reported in other income or expense.

The Company formally documents its hedging relationships at the inception of the trade, including identification of the hedging instruments and the hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. The Company also formally assesses both at inception and at least quarterly thereafter, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of the hedged item. When it is determined that a hedging relationship ceases to be highly effective, the Company discontinues hedge accounting.

Fair Value of Financial Instruments: The book value of certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable and accounts payable and accrued expenses, approximates fair value due to the relatively short maturity of such instruments. The book value of the Company's floating rate debt instruments approximates fair value because the interest rates adjust periodically to the current market rates. The following table provides the book value and fair value of the Company's fixed rate notes:

	May 2, 2010		May 3, 2009	
	Book Value	Fair Value	Book Value	Fair Value
	(in millions)			
8 5/8% senior subordinated notes	$ —	$ —	$450.0	$460.1
6 3/4% senior subordinated notes	250.0	257.8	250.0	241.9
7 1/2% senior subordinated notes	450.0	474.8	—	—

Fair values were estimated based on quoted market prices from the trading desk of a nationally recognized investment bank.

Income Taxes: The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement book values of existing assets and liabilities and their respective tax bases, and for tax losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. An uncertain tax position is recognized if it is determined that it is more likely than not to be sustained upon examination. The tax position is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

Asset Retirement Obligations: Asset retirement obligations generally apply to legal obligations associated with the retirement of a tangible long-lived asset that result from the acquisition, construction or development and the normal operation of a long-lived asset. The Company assesses asset retirement obligations on a periodic basis. If a reasonable estimate of fair value can be made, the fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred or a change in estimate occurs. Associated asset retirement costs are capitalized as part of the book value of the long-lived asset. Over time, the liability increases, reflecting the accretion of the obligation from its present value to the amount the Company will pay to extinguish the liability and the capitalized asset retirement costs are depreciated over the useful lives of the related assets. As of May 2, 2010 and May 3, 2009, the asset retirement obligation totaled $7.5 million and $7.0 million, respectively. In addition, certain of the Company's production facilities contain asbestos that would have to be removed if such facilities were to be demolished or undergo a major renovation and certain of the Company's production facilities utilize wastewater ponds that would require closure activities should the ponds' use be discontinued. The Company cannot reasonably estimate the fair value of the liability for asbestos removal or wastewater pond closure at its production facilities and accordingly has not recorded an asset retirement obligation for these matters.

Environmental Remediation: The Company accrues for losses associated with environmental remediation obligations when such losses are probable, and the amounts of such losses are reasonably estimable. Accruals for estimated losses from environmental remediation obligations are recognized no later than the completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change.

Comprehensive Income: Comprehensive income is comprised of net income and OCI. OCI is comprised of pension and other postretirement employee benefit adjustments, net of tax, currency translation adjustments and net unrealized gains or losses on cash flow hedging instruments, net of tax.

The components of AOCI, as shown in the Consolidated Balance Sheets, are as follows:

	May 2, 2010	May 3, 2009
	(in millions)	
Currency translation adjustments	$ (5.8)	$ (0.4)
Pension and other postretirement employee benefit adjustments	(57.9)	(18.2)
Gain/(loss) on cash flow hedging instruments	3.9	(19.8)
Total accumulated other comprehensive income (loss)	$(59.8)	$(38.4)

Revenue Recognition: The Company recognizes revenue from sales of products, and related costs of products sold, where persuasive evidence of an arrangement exists, delivery has occurred, the seller's price is fixed or determinable and collectability is reasonably assured. This generally occurs when the customer receives the product or at the time title passes to the customer. Customers generally do not have the right to return product unless damaged or defective. Net sales is comprised of gross sales reduced by customer returns, consumer promotion costs relating to coupon redemption, trade promotions, performance allowances, customer pick-up allowances and discounts.

Concentration of Credit Risk: A relatively limited number of customers account for a large percentage of the Company's total sales. For fiscal 2010, fiscal 2009 and fiscal 2008, one customer accounted for approximately 35%, 34% and 31% of list sales, which approximates gross sales, respectively. This customer accounted for approximately 37% and 39% of trade accounts receivable as of May 2, 2010 and May 3, 2009, respectively. This customer is also the most significant customer of each of the Company's reportable segments. The top ten customers represented approximately 63%, 62% and 62% of the Company's list sales for fiscal 2010, fiscal 2009 and fiscal 2008 respectively. The Company closely monitors the credit risk associated with its customers.

Coupon Redemption: Coupon redemption costs are accrued in the period in which the coupons are offered, based on estimates of redemption rates that are developed by management. Management estimates are based on recommendations from independent coupon redemption clearing-houses as well as on historical information. Should actual redemption rates vary from amounts estimated, adjustments to accruals may be required. Coupon redemption costs are recorded as a reduction to sales.

Cost of Products Sold: Cost of products sold represents expenses incurred that are directly connected with bringing the products to a salable condition. These costs include raw material, packaging, labor, certain transportation and warehousing costs and overhead expenses.

Foreign Currency Translation: For the Company's operations in countries where the functional currency is other than the U.S. dollar, revenue and expense accounts are translated at the average exchange rates during the period, and balance sheet items are translated at period-end exchange rates. Translation adjustments arising from the use of differing exchange rates from period to period are included in AOCI, a component of stockholders' equity. Gains and losses from foreign currency transactions (transactions denominated in a currency other than the functional currency) are included in net income. Based upon the three-year cumulative inflation rate, the Company began treating Venezuela as a highly inflationary economy effective with the beginning of the fourth quarter of fiscal 2010. Accordingly, the functional currency for the Company's Venezuelan subsidiary is the U.S. dollar and beginning in the fourth quarter of fiscal 2010 the impact of Venezuelan currency fluctuations is recorded in earnings.

Advertising Expense: All costs associated with advertising are generally expensed as incurred. Marketing expense, which includes advertising expense, was $216.8 million, $140.6 million and $96.0 million for fiscal 2010, fiscal 2009 and fiscal 2008, respectively, and is included in selling, general and administrative expense.

Research and Development: Research and development costs are included as a component of selling, general and administrative expense. Research and development costs were $26.8 million, $23.7 million and $23.7 million for fiscal 2010, fiscal 2009 and fiscal 2008, respectively.

Earnings per Common Share: Basic earnings per common share is computed by dividing net income attributable to common shares by the weighted average number of common shares and share equivalents outstanding during the period. The computation of diluted earnings per common share is similar to the computation of basic earnings per common share, except for the inclusion of all potentially dilutive securities, including stock options, restricted stock units and other deferred stock awards.

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated upon consolidation. The Company accounts for its investments in joint ventures under the equity method of accounting, under which the investment in the joint venture is adjusted for the Company's share of the profit or loss of the joint venture.

Use of Estimates: The preparation of the financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Recently Issued Accounting Standards

In May 2009, the Financial Accounting Standards Board ("FASB") issued a statement which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. In February 2010, the FASB issued Accounting Standards Update No. 2010-09, *Subsequent Events*, which amends the previous guidance on subsequent events and no longer requires Securities and Exchange Commission ("SEC") filers to disclose the date through which subsequent events have been evaluated. The subsequent event provisions are effective for interim and annual reporting periods ending after June 15, 2009 and were effective for the Company beginning in the first quarter of fiscal 2010. The amendments were effective February 2010. The adoption of this statement did not impact the Company's consolidated financial statements.

In June 2009, the FASB issued a statement which establishes the FASB Accounting Standards Codification ("ASC"). The ASC establishes two levels of GAAP—authoritative and nonauthoritative. The ASC is the sole source of authoritative, nongovernmental GAAP, except for rules and interpretive releases of the SEC. Effective for financial statements issued for interim and annual periods ending after September 15, 2009, the ASC was adopted by the Company in the second quarter of fiscal 2010. The adoption of the ASC did not impact the Company's consolidated financial statements.

Note 3. Discontinued Operations

As described in Note 1, on October 6, 2008 Del Monte completed the divestiture of the StarKist Seafood Business. As a result of the sale, the Company recognized a gain of $42.6 million, included in income from discontinued operations, and taxes of $12.8 million included in provision for income taxes from discontinued operations. At the time of sale, Del Monte entered into a two-year Operating Services Agreement (scheduled to be completed in September 2010) pursuant to which the Company currently provides operational services to Starkist Co. such as warehousing, distribution, transportation, sales, information technology and administration. Del Monte has concluded that the continuing cash flows related to the Operating Services Agreement are not direct cash flows because such cash flows are not significant to the StarKist Seafood Business; accordingly, the operating results of the StarKist Seafood Business are appropriately reported as discontinued operations.

Star-Kist Samoa, Inc., which merged with and into Acquisition Sub in connection with the sale of the StarKist Seafood Business as described in Note 1, was party to a 10-year supply agreement with Tri-Marine International, Inc. ("Tri-Marine") to purchase annual quantities of raw tuna from various vessels owned by or contracted to Tri-Marine. Total purchases by the Company under this agreement were approximately $72.8 million and $73.7 million for fiscal 2009 (for the period prior to the sale) and fiscal 2008, respectively.

Additionally, in connection with the sale of the StarKist Seafood Business, DMC entered into a Bifurcation and Partial Assignment and Assumption Agreement with Impress Group, B.V. ("Impress") and Starkist Co. to bifurcate and assign to Starkist Co. specified rights and obligations under the Amended and Restated Supply Agreement between Impress and Del Monte Corporation dated as of January 23, 2008 (the "Supply Agreement"). Total purchases by the Company under the bifurcated and assigned portion of the Supply Agreement (including under its predecessor agreement) were approximately $22.7 million and $39.6 million for fiscal 2009 (for the period prior to the sale) and fiscal 2008, respectively.

Net sales from discontinued operations were $2.0 million, $283.9 million and $557.6 million for fiscal 2010, fiscal 2009 and fiscal 2008, respectively. Net sales from discontinued operations for fiscal 2010 are primarily related to changes in estimates as the Company performs the wind-down of the StarKist Seafood Business.

The following table sets forth the components of basic and diluted earnings per common share for discontinued operations for fiscal 2009:

	Fiscal Year 2009
Basic & diluted earnings per common share	
Gain on sale of the StarKist Seafood Business	$ 0.15
Loss from the StarKist Seafood Business	(0.02)
Income from discontinued operations	$ 0.13

Income from discontinued operations for fiscal 2010, fiscal 2009 and fiscal 2008 includes approximately $0.0 million, $1.5 million and $10.0 million, respectively, of depreciation expense.

In October 2008, the Company applied $305.0 million from the divestiture of the StarKist Seafood Business toward the reduction of term loans. The interest expense allocated to discontinued operations represents the portion of total interest expense related to the debt repaid.

As of May 2, 2010 and May 3, 2009 there are no real properties that meet the criteria of assets held for sale.

Note 4. Supplemental Financial Statement Information

	May 2, 2010	May 3, 2009
	(in millions)	
Trade accounts receivable:		
Trade	$ 187.3	$ 188.7
Allowance for doubtful accounts	(0.3)	(0.2)
TRADE ACCOUNTS RECEIVABLE, NET	$ 187.0	$ 188.5
Inventories:		
Finished products	$ 616.8	$ 552.0
Raw materials and in-process material	43.5	45.2
Packaging material and other	108.3	112.6
LIFO Reserve	(42.2)	(32.4)
TOTAL INVENTORIES	$ 726.4	$ 677.4
Prepaid expenses and other current assets:		
Prepaid expenses	$ 85.0	$ 80.3
Other current assets	43.5	58.3
PREPAID EXPENSES AND OTHER CURRENT ASSETS	$ 128.5	$ 138.6
Property, plant and equipment:		
Land and land improvements	$ 33.9	$ 30.2
Buildings and leasehold improvements	304.7	296.5
Machinery and equipment	784.4	729.6
Computers and software	112.9	100.1
Construction in progress	50.9	46.2
	1,286.8	1,202.6
Accumulated depreciation	(628.0)	(560.0)
PROPERTY, PLANT AND EQUIPMENT, NET	$ 658.8	$ 642.6
Accounts payable and accrued expenses:		
Accounts payable—trade	$ 172.1	$ 184.0
Marketing and advertising	84.2	75.5
Accrued payroll and related costs	57.3	52.2
Accrued interest	5.6	18.7
Income tax payable	0.5	4.9
Current portion of pension liability	44.5	41.6
Other current liabilities	105.3	95.5
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 469.5	$ 472.4
Other non-current liabilities:		
Accrued postretirement benefits	$ 137.3	$ 109.5
Pension liability	38.1	77.9
Other non-current liabilities	84.8	104.0
OTHER NON-CURRENT LIABILITIES	$ 260.2	$ 291.4

	Fiscal Year		
	2010	2009	2008
	(in millions)		
Allowance for doubtful accounts rollforward:			
Allowance for doubtful accounts at beginning of year	$(0.2)	$(0.1)	$(0.3)
Additions: charged to costs and expenses	(0.1)	(0.1)	(0.2)
Deductions: write-offs or reversals	—	—	0.4
Allowance for doubtful accounts at end of year	$(0.3)	$(0.2)	$(0.1)

Note 5. Goodwill and Intangible Assets

The following table presents the Company's goodwill and intangible assets:

	May 2, 2010	May 3, 2009
	(in millions)	
Goodwill	$1,337.7	$1,337.7
Non-amortizable intangible assets:		
Trademarks	$1,060.5	$1,071.6
Amortizable intangible assets:		
Trademarks	40.7	32.6
Customer relationships	89.0	89.0
Other	11.0	11.0
	140.7	132.6
Accumulated amortization	(38.8)	(32.7)
Amortizable intangible assets, net	101.9	99.9
Intangible assets, net	$1,162.4	$1,171.5

During the second quarter of fiscal 2010, the Company recognized an impairment charge of $3.0 million related to one of its Pet Products non-amortizable intangible assets and moved this brand from non-amortizable intangible assets to amortizable intangible assets. This impairment charge is included in selling, general and administrative expense in the Consolidated Statements of Income for the year ended May 2, 2010.

During the fourth quarter of fiscal 2009, management decided to discontinue five non-core pet brands and accordingly the related unamortized balances of the trademark intangible assets were impaired. The Company recorded an impairment charge of $11.7 million related to the impaired intangible assets which is included in selling, general and administrative expense in the Consolidated Statements of Income for the year ended May 3, 2009.

As of May 2, 2010 and May 3, 2009, the Company's goodwill was comprised of $1,187.5 million related to the Pet Products reportable segment and $150.2 million related to the Consumer Products reportable segment.

Amortization expense for fiscal 2010, fiscal 2009 and fiscal 2008 was $6.1 million, $7.8 million and $7.9 million, respectively. The following table presents expected amortization of intangible assets as of May 2, 2010, for each of the five succeeding fiscal years (in millions):

2011	$7.2
2012	7.2
2013	5.8
2014	4.5
2015	4.5

Note 6. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share for continuing operations:

	Fiscal Year		
	2010	2009	2008
	(in millions, except per share data)		
Basic earnings per common share:			
Numerator:			
Net income from continuing operations	$242.0	$147.7	$117.7
Denominator:			
Weighted average shares	199.0	198.1	200.6
Basic earnings per common share	$ 1.22	$ 0.74	$ 0.58
Diluted earnings per common share:			
Numerator:			
Net income from continuing operations	$242.0	$147.7	$117.7
Denominator:			
Weighted average shares	199.0	198.1	200.6
Effect of dilutive securities	3.8	0.3	2.2
Weighted average shares and equivalents	202.8	198.4	202.8
Diluted earnings per common share	$ 1.19	$ 0.74	$ 0.58

The computation of diluted earnings per share calculates the effect of dilutive securities on weighted average shares. Dilutive securities include stock options, restricted stock units, and other deferred stock awards.

Stock options and restricted shares outstanding in the amounts of 2.3 million, 16.9 million and 10.9 million were not included in the computation of diluted earnings per share for fiscal 2010, fiscal 2009 and fiscal 2008, respectively, because inclusion of these options and restricted shares would be antidilutive.

Note 7. Short-Term Borrowings and Long-Term Debt

The Company's debt consists of the following, as of the dates indicated:

	May 2, 2010	May 3, 2009
	(in millions)	
Short-term borrowings:		
Revolver	$ —	$ —
Other	5.6	2.3
	$ 5.6	$ 2.3
Long-term debt:		
Term A Loan	$ 592.5	$ 218.5
Term B Loan	—	639.7
Total Term Loans	592.5	858.2
8 5/8% senior subordinated notes	—	450.0
6 3/4% senior subordinated notes	250.0	250.0
7 1/2% senior subordinated notes	450.0	—
	1,292.5	1,558.2
Less unamortized discount on the 7 1/2% senior subordinated notes (1)	7.3	—
Less current portion	30.0	32.3
	$1,255.2	$1,525.9

(1) Amortization on the debt discount was $0.5 million for the year ended May 2, 2010.

Senior Credit Facility

On January 29, 2010, the Company entered into a new five-year senior secured credit agreement with Bank of America, N.A., as administrative agent, and the other lender and agent parties thereto (with all related loan documents, and as amended from time to time, the "Senior Credit Facility"), replacing the Company's prior credit agreement dated February 8, 2005 (with all related loan documents, and as amended from time to time, the "Prior Credit Facility"). All commitments under the Prior Credit Facility were terminated and all outstanding borrowings thereunder were repaid effective January 29, 2010. The remaining obligations of DMC and DMFC under the Prior Credit Facility generally are limited to certain remaining contingent indemnification obligations under such facility.

The Prior Credit Facility consisted of a revolving credit facility which was scheduled to mature on February 8, 2011, a term A loan facility which was scheduled to mature on February 8, 2011, and a term B loan facility which was scheduled to mature on February 8, 2012. The revolving credit facility included a letter of credit subfacility of $100.0 million. The interest rate spread for the revolving credit facility and the term A loan was adjusted periodically based on the total debt ratio and was a maximum of 1.50% over the Eurodollar rate or 0.50% over the base rate. The interest rate spread for the term B loan was fixed at 1.50% over the Eurodollar rate or 0.50% over the base rate. To maintain availability of funds under the revolving credit facility, the Company paid a 0.375% commitment fee on the unused portion of the revolving credit facility.

The Senior Credit Facility consists of a $500.0 million five-year revolving credit facility (the "Revolver") and a $600.0 million five-year term A loan facility (the "Term A Facility"). The Senior Credit Facility also provides that, under certain conditions, the Company may increase the aggregate principal amount of loans outstanding thereunder by up to $500.0 million, subject to receipt of additional lending commitments for such loans. The Revolver includes a letter of credit subfacility of $150.0 million. On January 29, 2010, the Company borrowed $50.0 million under the Revolver. The Company used the initial borrowing under the Revolver, the proceeds from the Term A Facility, and other available cash to repay all outstanding borrowings under the Prior Credit Facility (consisting of $205.7 million of term A loans and $636.4 million of term B loans), to pay accrued interest with respect to such loans, and to fund the payment of certain fees and costs relating to the Senior Credit Facility.

Borrowings under the Revolver bear interest at an initial interest rate equal to, at the Company's option, either (a) the alternate base rate as defined in the Senior Credit Facility (the "Base Rate") plus 1.75% per annum, or (b) the Eurodollar Rate as defined in the Senior Credit Facility (the "Eurodollar Rate") plus 2.75% per annum. From and after the six-month anniversary of the Senior Credit Facility, the margins over the Base Rate and Eurodollar Rate applicable to loans outstanding under the Revolver may be adjusted periodically based on the Company's total debt ratio, with 2.75% being the maximum Eurodollar Rate margin and 1.75% being the maximum Base Rate margin. Additionally, to maintain availability of funds under the Revolver, the Company pays an initial commitment fee of 0.50% on the unused portion of the Revolver. From and after the six-month anniversary of the Senior Credit Facility, the commitment fee percentage may be adjusted periodically based on the Company's total debt ratio, as calculated pursuant to the Senior Credit Facility, with 0.50% being the maximum commitment fee percentage. The Revolver will mature, and the commitments thereunder will terminate, on January 30, 2015.

Borrowings under the Term A Facility bear interest at a rate equal to, at the Company's option, either (a) the alternate base rate as defined in the Senior Credit Facility (the "Base Rate") plus 1.75% per annum, or (b) the Eurodollar Rate as defined in the Senior Credit Facility (the "Eurodollar Rate") plus 2.75% per annum. From and after the six-month anniversary of the Senior Credit Facility, the margins over the Base Rate and Eurodollar Rate applicable to the Term A Facility may be adjusted periodically based on the Company's total debt ratio, with 2.75% being the maximum Eurodollar Rate margin and 1.75% being the maximum Base Rate margin.

The Term A Facility requires amortization in the form of quarterly scheduled principal payments of $7.5 million per fiscal quarter, from April 30, 2010 to October 24, 2014. The remaining balance of $457.5 million is due in full on the maturity date of January 30, 2015. Scheduled amortization payments with respect to the Term A Facility are subject to reduction on a pro rata basis upon mandatory and voluntary prepayments on terms and conditions set forth in the Senior Credit Facility. Unlike amounts repaid under the Revolver, any amounts the Company repays under the Term A Facility may not be reborrowed.

DMC is the borrower under the Senior Credit Facility. DMC's obligations under the Senior Credit Facility are secured by a lien on substantially all of its assets. DMC's obligations under the Senior Credit Facility are also guaranteed by DMFC. The obligations of DMFC under its guaranty are secured by a pledge of the stock of DMC.

The Senior Credit Facility contains customary restrictive covenants (including financial covenants), events of default, funding conditions, yield protection provisions, representations and warranties and other customary provisions for senior secured credit facilities.

The Company recognized $21.0 million of expense related to entering into the Senior Credit Facility and refinancing of the Prior Credit Facility, including $13.4 million of expense relating to the discontinuation of hedge accounting for the Company's three-year $400.0 million interest rate swap. Of the total expense amount, $7.6 million is included in interest expense and $13.4 million is included in other expense in the Consolidated Statements of Income.

As of May 2, 2010, there were no loans outstanding under the $500.0 million Revolver, the amount of letters of credit issued under the Revolver was $63.6 million and the net availability under the Revolver was $436.4 million.

Senior Subordinated Notes

On October 1, 2009, DMC consummated a private placement offering of its senior subordinated notes due October 2019 with an aggregate principal amount of $450.0 million and a stated interest rate of 7 ½% (the "7 ½% Notes"). DMC used proceeds from the 7 ½% Notes along with other available funds to fund a tender offer for its outstanding 8 ⅝% senior subordinated notes due 2012 ("Old Notes"). DMC purchased $440.5 million aggregate principal amount of the Old Notes pursuant to the tender offer. Old Notes totaling $9.5 million aggregate principal amount were not tendered and remained outstanding until December 16, 2009 when DMC redeemed them.

During fiscal 2010, the Company recognized $17.2 million of expense related to the issuance of the 7 ½% Notes and tender offer for the Old Notes, which is included in interest expense in the Consolidated Statements of Income.

Interest on the 7 ½% Notes is payable semi-annually on April 15 and October 15 of each year commencing April 15, 2010. Certain subsidiaries of DMC initially guaranteed DMC's obligations under the 7 ½% Notes, but such guarantees were released pursuant to their terms effective as of January 21, 2010. The 7 ½% Notes are guaranteed by DMFC. DMC has the option to redeem the 7 ½% Notes at a premium at any time before October 14, 2017, and at face value beginning on October 14, 2017, subject to the concurrent payment of accrued and unpaid interest, if any, upon redemption. Pursuant to the terms of a registration rights agreement, DMC along with DMFC entered into in connection with the issuance of the 7 ½% Notes, DMC agreed, among other things, to use its commercially reasonable efforts to file and cause to become effective an exchange offer registration statement with the SEC with respect to a registered offer (the "Exchange Offer") to exchange the 7 ½% Notes for notes of DMC substantially identical in all material respects to the 7 ½% Notes. Under certain circumstances, in lieu of a registered exchange offer, DMC has agreed to file a shelf registration statement with the SEC with respect to the resale of the 7 ½% Notes. In the event that the Exchange Offer is not consummated (or, as applicable the shelf registration statement is not declared effective) on or prior to October 1, 2010, the annual interest rate borne by the 7 ½% Notes will be increased by 0.5% until the Exchange Offer is completed or the shelf registration statement is declared effective. The Exchange Offer was launched on June 4, 2010 and is currently expected to be completed in early July 2010.

Through a private placement offering on February 8, 2005, DMC issued $250.0 million principal amount of 6¾% senior subordinated notes due February 15, 2015 (the "6¾% Notes") with interest payable semi-annually on February 15 and August 15 of each year commencing August 15, 2005. Certain subsidiaries of DMC had guaranteed DMC's obligations under the 6¾% Notes, but such guarantees were released pursuant to their terms effective as of January 21, 2010. The 6¾% Notes are guaranteed by DMFC. The Company has the option to redeem the 6¾% Notes at a premium beginning on February 15, 2010 and at face value beginning on February 15, 2013, subject to the concurrent payment of accrued and unpaid interest, if any, upon redemption. Substantially all of the 6¾% Notes were exchanged for substantially identical registered notes pursuant to an exchange offer that was consummated on December 28, 2005 and all references to 6¾% Notes in this annual report on Form 10-K include such substantially identical registered notes.

The indentures governing our 7½% Notes and our 6¾% Notes contain customary restrictive covenants, events of default and other customary provisions for such indentures.

Maturities

As of May 2, 2010, scheduled maturities of long-term debt are as follows (in millions):

2011	$ 30.0
2012	30.0
2013	30.0
2014	30.0
2015	722.5
Thereafter	450.0

Restrictive and Financial Covenants

Our Senior Credit Facility and the indentures governing our senior subordinated notes contain restrictive covenants that limit our ability and the ability of our subsidiaries to take certain actions. Our Senior Credit Facility also contains financial covenants.

Senior Credit Facility Covenants

The restrictive covenants in the Senior Credit Facility include covenants limiting DMC's ability, and the ability of its subsidiaries, to incur or guarantee indebtedness, to incur liens, sell assets, including pursuant to sale-leaseback transactions (other than sales of inventory in the ordinary course of business), consummate asset sales, acquisitions or mergers, make loans and investments, enter into transactions with affiliates, pay dividends on or redeem or repurchase capital stock, prepay certain indebtedness, and agree to restrictions on subsidiary dividends and other payments. Certain covenants in the Senior Credit Facility apply to DMFC as well as DMC. The Senior Credit Facility also limits the Company's ability to agree to certain change of control transactions, because a "change of control" (as defined in the Senior Credit Facility) results in an event of default.

The financial covenants in the Senior Credit Facility include a maximum total debt ratio and a minimum fixed charge coverage ratio. The maximum permitted total debt ratio decreases over time and the minimum fixed charge coverage ratio increases over time. The Company's compliance with these financial covenants is tested on a quarterly basis. Availability of borrowings under the Revolver under the Senior Credit Facility is subject to the financial and other covenants.

The Company believes that it is currently in compliance with all of its restrictive and financial covenants and was in compliance therewith as of May 2, 2010.

Senior Subordinated Note Indenture Covenants

As a general matter, the restrictive covenants set forth in the Company's indentures are less restrictive than the comparable covenants in the Senior Credit Facility. The restrictive covenants in the indenture governing the 7 ½% Notes are similar to the restrictive covenants in the indenture governing the 6¾% Notes.

The restrictive covenants in the senior subordinated note indentures include covenants limiting the ability of DMC, and the ability of DMC's restricted subsidiaries (as defined in the indentures), to pay dividends on or redeem or repurchase capital stock, make loans and investments, enter into transactions with affiliates, incur additional indebtedness, enter into contingent obligations (including guaranties), sell assets (other than in the ordinary course of business), incur liens, agree to restrictions on subsidiary dividends and other payments, and enter into consolidations or mergers. The Company has the option, subject to certain conditions, to designate any or all of DMC's subsidiaries as unrestricted subsidiaries under one or both of the senior subordinated note indentures, which such designation would exempt each subsidiary so designated from many of the restrictive covenants in the indentures. To date, the Company has not exercised the option to designate any subsidiary as "unrestricted." The restrictive covenants in the Company's senior subordinated note indentures include a covenant limiting the ability of DMFC to enter into any consolidation, merger or sale of substantially all of its assets. In addition, the indentures limit the Company's ability to agree to certain change of control transactions, because a "change of control" (as defined in the indentures) may under certain conditions result in a requirement for the Company to make a change of control purchase offer to the noteholders at a price equal to 101% of the principal amount plus accrued interest. The senior subordinated note indentures do not contain financial covenants, but do require the Company to meet certain financial ratio requirements as a condition to taking certain actions (including, under certain circumstances, incurring additional indebtedness). Each indenture contains a provision pursuant to which certain of the restrictive covenants set forth therein will be suspended at any time that the applicable notes are rated "investment grade," as defined in such indenture, if at such time no default or event of default has occurred and is continuing.

The Company believes that it is currently in compliance with all of its restrictive and financial covenants and was in compliance therewith as of May 2, 2010.

Supplemental Disclosure of Cash Flow Information

The Company made cash interest payments of $97.4 million, $111.1 million and $144.9 million during fiscal 2010, fiscal 2009 and fiscal 2008, respectively. Cash interest paid in fiscal 2010 does not include cash costs paid in connection with entering into the Senior Credit Facility and refinancing the Prior Credit facility and the issuance of the 7 ½% Notes and tender offer for the Old Notes and which are included in interest expense in the Consolidated Statements of Income.

Note 8. Derivative Financial Instruments

The Company uses interest rate swaps, commodity swaps, futures, option and swaption (an option on a swap) contracts as well as forward foreign currency contracts to hedge market risks relating to possible adverse changes in interest rates, commodity, transportation and other prices and foreign currency exchange rates, which (to the extent effective) affect interest expense on the Company's floating-rate obligations as well as the cost of its raw materials and other inputs, respectively.

Interest Rates: The Company's debt primarily consists of floating rate term loans and fixed rate notes. The Company also uses its floating rate Revolver to fund seasonal working capital needs and other uses of cash. Interest expense on the Company's floating rate debt is typically calculated based on a fixed spread over a reference rate, such as LIBOR (also known as the Eurodollar rate). Therefore, fluctuations in market interest rates will cause interest expense increases or decreases on a given amount of floating rate debt.

The Company from time to time manages a portion of its interest rate risk related to floating rate debt by entering into interest rate swaps in which the Company receives floating rate payments and makes fixed rate payments. On September 6, 2007, the Company entered into an interest rate swap, with a notional amount of $400.0 million, as the fixed rate payer. The swap had an effective date of October 26, 2007 and a maturity date of October 29, 2010. A formal cash flow hedge accounting relationship was established between the swap and a portion of the Company's interest payment on floating rate debt. Swaps are recorded as an asset or liability in the Company's consolidated balance sheet at fair value, with an offset to AOCI to the extent the hedge is effective. Derivative gains and losses included in OCI are reclassified into earnings as the underlying transaction occurs. Any ineffectiveness gains and losses are recorded as an adjustment to other (income) expense.

As discussed in Note 7, on January 29, 2010 the Company entered into the Senior Credit Facility which replaces the Company's Prior Credit Facility. In conjunction with the repayment of the Prior Credit Facility, the interest rate swap was deemed ineffective due to the repayment of the underlying hedged liability. Accordingly, during the fiscal year ended May 2, 2010, the $13.4 million loss associated with the swap being deemed ineffective was reclassified from OCI into earnings and is included in other (income) expense in the Consolidated Statements of Income. The interest rate cash flow hedges had an impact of $12.5 million on interest expense for fiscal 2010. On April 27, 2010 the Company terminated its interest rate swap and made a final payment to the counterparty of $13.4 million.

In fiscal 2009, the Company's interest rate cash flow hedge resulted in a $4.5 million decrease to OCI and a $2.9 million increase to deferred tax assets. The interest rate cash flow hedge had an impact of $9.1 million on interest expense for fiscal 2009. The fair value of the Company's interest rate swap was recorded as a non-current liability of $21.1 million at May 3, 2009.

Commodities: Certain commodities such as soybean meal, corn, wheat, soybean oil, diesel fuel and natural gas (collectively, "commodity contracts") are used in the production and transportation of the Company's products. Generally these commodities are purchased based upon market prices that are established with the vendor as part of the purchase process. The Company uses futures, swaps, swaption or option contracts, as deemed appropriate, to reduce the effect of price fluctuations on anticipated purchases. The Company accounted for these commodities derivatives as either cash flow or economic hedges. For cash flow hedges, the effective portion of derivative gains and losses is deferred in equity and recognized as part of cost of products sold in the appropriate period and the ineffective portion is recognized as other income or expense. Changes in the value of economic hedges are recorded directly in earnings. These contracts may have a term of up to 24 months.

On May 2, 2010, the fair values of the Company's commodities hedges were recorded as current assets of $11.1 million and current liabilities of $2.5 million. The fair values of the Company's commodities hedges were recorded as current assets of $1.9 million and current liabilities of $17.0 million at May 3, 2009.

Other: During portions of fiscal 2009 the Company carried out a hedging program for heating oil. The heating oil contracts were used as a proxy for fluctuations in diesel fuel prices. These contracts generally had a term of less than twelve months and did not qualify as cash flow hedges for accounting purposes. Accordingly, associated gains and losses were recorded directly as other income or expense. As of May 3, 2009, all heating oil contracts were closed. No such contracts were entered into during fiscal 2010.

Foreign Currency: The Company manages its exposure to fluctuations in foreign currency exchange rates by entering into forward contracts to cover a portion of its projected expenditures paid in local currency. These contracts generally have a term of less than 24 months and qualify as cash flow hedges for accounting purposes. Accordingly, the effective derivative gains and losses are deferred in equity and recognized in the period the expenditure is incurred as other income or expense. The forward premium is excluded from the assessment of effectiveness and recorded directly in earnings. As of May 2, 2010, the fair values of the Company's foreign currency hedges were recorded as current assets of $4.5 million and current liabilities of $0.5 million. As of May 3, 2009, the fair values of the Company's foreign currency hedges were recorded as current assets of $0.6 million and current liabilities of $1.0 million.

Gains and losses related to commodity and other hedges as well as foreign currency hedges reported in OCI are expected to be reclassified into earnings within the next 24 months.

Fair Value of Derivative Instruments:

The fair value of derivative instruments recorded in the Consolidated Balance Sheet as of May 2, 2010 was as follows:

	Asset derivatives		Liability derivatives	
Derivatives in cash flow hedging relationships	Balance Sheet location	Fair Value	Balance Sheet location	Fair Value
	(in millions)			
Interest rate contracts	Other non-current assets	$—	Other non-current liabilities	$—
Foreign currency exchange contracts	Prepaid expenses and other current assets	4.5	Accounts payable and accrued expenses	0.5
Commodity and other contracts	Prepaid expenses and other current assets	11.1	Accounts payable and accrued expenses	2.5
Total		$15.6		$ 3.0

The fair value of derivative instruments recorded in the Consolidated Balance Sheet as of May 3, 2009 was as follows:

Derivatives in cash flow hedging relationships	Asset derivatives		Liability derivatives	
	Balance Sheet location	Fair Value	Balance Sheet location	Fair Value
	(in millions)			
Interest rate contracts	Other non-current assets	$—	Other non-current liabilities	$21.1
Foreign currency exchange contracts	Prepaid expenses and other current assets	0.6	Accounts payable and accrued expenses	1.0
Commodity and other contracts	Prepaid expenses and other current assets	1.9	Accounts payable and accrued expenses	17.0
Total		$ 2.5		$39.1

The effect of derivative instruments recorded for the fiscal year ended May 2, 2010 in the Consolidated Statements of Income was as follows:

Derivatives in cash flow hedging relationships	Gain (loss) recognized in AOCI	Location of gain (loss) reclassified in AOCI	Gain (loss) reclassified from AOCI into income	Location of gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)	Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
		(in millions)			
Interest rate contracts	$12.8	Interest expense	$(12.5)	Other income (expense)	$(13.4)
Foreign currency exchange contracts	2.5	Cost of products sold	0.5	Other income (expense)	0.4
Commodity and other contracts	1.5	Cost of products sold	(11.5)	Other income (expense)	3.3
Total	$16.8		$(23.5)		$ (9.7)

The effect of derivative instruments recorded for the fiscal year ended May 3, 2009 in the Consolidated Statements of Income was as follows:

Derivatives in cash flow hedging relationships	Gain (loss) recognized in AOCI	Location of gain (loss) reclassified in AOCI	Gain (loss) reclassified from AOCI into income	Location of gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)	Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
		(in millions)			
Interest rate contracts	$ (4.5)	Interest expense	$ (9.1)	N/A	$ —
Foreign currency exchange contracts	(1.2)	Cost of products sold	(0.2)	Other income (expense)	0.3
Commodity and other contracts	(26.0)	Cost of products sold	(10.2)	Other income (expense)	(19.2)
Total	$(31.7)		$(19.5)		$(18.9)

Note 9. Fair Value Measurements

In September 2006, the FASB issued a statement addressing fair value measurements. This statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The fair value provisions are effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued a staff position which delayed the effective date of the fair value provisions by one year for nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis.

In the first quarter of fiscal 2009, the Company adopted the fair value provisions for financial assets and liabilities. This adoption did not have a material impact on the Company's consolidated financial statements. The Company adopted the fair value provisions for nonfinancial assets and liabilities in the first quarter of fiscal 2010. As of May 2, 2010, the Company did not have any significant nonfinancial assets or liabilities measured at fair value subsequent to their initial recognition.

A three-tier fair value hierarchy is used to prioritize the inputs used in measuring fair value. The hierarchy gives the highest priority to quoted prices in active markets (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels are defined as follows:

- Level 1 Inputs—unadjusted quoted prices in active markets for identical assets or liabilities;
- Level 2 Inputs—quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument; and
- Level 3 Inputs—unobservable inputs reflecting the Company's own assumptions in measuring the asset or liability at fair value.

The Company uses commodity contracts, interest rate swaps and forward foreign currency contracts to hedge market risks relating to possible adverse changes in commodity prices, diesel fuel prices, interest rates and foreign exchange rates.

The following table provides the fair values hierarchy for financial assets and liabilities measured on a recurring basis:

	Fair Value					
	Level 1		Level 2		Level 3	
Description	May 2, 2010	May 3, 2009	May 2, 2010	May 3, 2009	May 2, 2010	May 3, 2009
	(in millions)					
Assets						
Commodity Contracts	$ 3.5	$ 1.9	$ 7.6	$—	$—	$—
Foreign Currency Contracts	—	—	4.5	0.6	—	—
Total	$ 3.5	$ 1.9	$12.1	$ 0.6	$—	$—
Liabilities						
Commodity Contracts	$ 2.2	$17.0	$ 0.3	$—	$—	$—
Foreign Currency Contracts	—	—	0.5	1.0	—	—
Interest Rate Swap	—	—	—	21.1	—	—
Total	$ 2.2	$17.0	$ 0.8	$22.1	$—	$—

The Company's determination of the fair value of its interest rate swap was calculated using a discounted cash flow analysis based on the terms of the swap contract and the observable interest rate curve. The Company measures the fair value of foreign currency forward contracts using an income approach based on forward rates (obtained from market quotes for futures contracts with similar terms) less the contract rate multiplied by the notional amount. The Company's futures and options contracts are traded on regulated exchanges such as the Chicago Board of Trade, Kansas City Board of Trade, and the New York Mercantile Exchange. The Company values these contracts based on the daily settlement prices published by the exchanges on which the contracts are traded. The Company's commodities swap and swaption contracts are traded over-the-counter and are valued based on the Chicago Board of Trade quoted prices for similar instruments in active markets or corroborated by observable market data available from the Energy Information Administration.

The book value of certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable and accounts payable and accrued expenses, approximates fair value due to the relatively short maturity of such instruments. The fair values of the senior subordinated notes are disclosed in Note 2. The fair value of the retirement plans' investments are disclosed in Note 11.

In February 2007, the FASB issued a statement which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. This statement does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. This statement was effective for the Company as of April 28, 2008, the first day of fiscal 2009. As of May 2, 2010, the Company has not elected to adopt the fair value option for any financial instruments or other items.

Note 10. Stock Plans

On August 4, 1997, the Company adopted the Del Monte Foods Company Non-Employee Director and Independent Contractor 1997 Stock Incentive Plan (amended on November 4, 1997, October 14, 1999 and August 24, 2000) ("the 1997 Non-Employee Plan"). Under the 1997 Non-Employee Plan, grants of non-qualified stock options were able to be made to certain non-employee directors and independent contractors of the Company. The term of any option may not be more than ten years from the date of its grant and options generally vested over a four-year period. As of May 2, 2010, an eligible non-employee director held options to purchase 22,500 shares of common stock under this plan. No additional shares are available to be granted under the 1997 Non-Employee Plan.

The Del Monte Foods Company 1998 Stock Incentive Plan (the "1998 Plan") was initially adopted by the Board of Directors (the "Board") on April 24, 1998, modified by the Board on September 23, 1998 and approved by the then stockholders on October 28, 1998. Under the 1998 Plan, grants of incentive and nonqualified stock options ("Options"), stock appreciation rights ("SARs") and stock bonuses were able to be made to certain employees, non-employee directors and consultants of Del Monte. The term of any Option or SAR may not be more than ten years from the date of its grant. Options generally vested over four or five years. As of May 2, 2010, eligible employees held options to purchase 1,146,464 shares of common stock under the 1998 Plan. No additional shares are available to be granted under the 1998 Plan.

The Del Monte Foods Company 2002 Stock Incentive Plan (the "2002 Plan") was adopted by the Board on October 11, 2002 and approved by the stockholders on December 19, 2002, effective December 20, 2002. On August 15, 2005, the Board approved the amendment and restatement of the 2002 Plan, subject to stockholder approval. On September 29, 2005, the stockholders approved the amendment and restatement of the 2002 Plan. On August 3, 2007, the Board adopted the Del Monte Foods Company 2002 Stock Incentive Plan, as amended and restated effective August 6, 2007, subject to stockholder approval. On September 27, 2007, the stockholders approved the amendment and restatement of the 2002 Plan. On July 28, 2009, the Board adopted the Del Monte Foods Company 2002 Stock Incentive Plan, as amended and restated effective July 28, 2009, subject to stockholder approval (the "Amended 2002 Plan"). The Amended 2002 Plan was approved by the Company's stockholders at its annual meeting held on September 24, 2009. Under the Amended 2002 Plan, the total number of shares authorized for grant was increased by 11,419,645 shares to 42,978,385 shares. The Amended 2002 Plan allows for grants of incentive and nonqualified stock options, stock appreciation rights, stock bonuses and other stock-based compensation, including performance units or shares (together with Options, SARs and stock bonuses, "Stock-based Incentive Awards"). The 2002 Plan also allows cash awards. The term of any Option or SAR may not be more than ten years from the date of its grant. Subject to certain limitations, the Compensation Committee of the Board has authority to grant Stock-based Incentive Awards and cash awards under the Amended 2002 Plan and to set the terms of any Stock-based Incentive Awards and cash awards. Grants may be made to certain employees, non-employee directors and independent contractors. Options generally vest over four years. In addition, under the Amended 2002 Plan shares of common stock issued pursuant to equity incentives granted under the Amended Plan on or after May 4, 2009 reduce the Amended 2002 Plan's share reserve by one share in the case of options and stock appreciation rights with exercise prices at least equal to fair market value of the Company's common stock on the grant date and by 1.98 shares in the case of all other equity incentives granted under the Amended 2002 Plan; provided, however, that for such other stock awards granted prior to May 4,

2009 but on or after April 20, 2007, the reduction is 2.79 shares, instead of 1.98 shares. Prior to April 30, 2007 but on or after May 2, 2005, the reduction is 1.94 shares. For all awards granted prior to May 2, 2005, the number of shares of common stock available for issuance under the Amended 2002 Plan is reduced by one share for each share of common stock issued.

On October 23, 2009 (during the second quarter of fiscal 2010), the Board approved the amendment and restatement of the Del Monte Foods Company Non-Employee Director Compensation Plan. The Non-Employee Director Compensation Plan, as so amended, generally provides, among other things, that each eligible director annually receives $0.11 million worth of restricted Del Monte common stock or restricted stock units ("Non-Employee Director RSUs") under the Amended 2002 Plan. Such Non-Employee Director RSUs generally are granted promptly after each annual meeting of stockholders, and vest over three years from the date of grant (it being understood, for example, that in the event the date of the third regularly scheduled annual meeting is less than three full calendar years from the date of grant, such Non-Employee Director RSUs shall nevertheless vest immediately prior to such annual meeting). Non-Employee Directors appointed between annual meetings are granted a prorated award upon appointment. The amendment and restatement of this plan was made subsequent to the September 24, 2009 annual meeting, and each Non-Employee Director had received a restricted stock unit grant calculated based on $0.08 million, the then applicable annual equity compensation amount, on such date. To reflect the additional $0.03 million to be provided under the plan as amended, the plan provided for a grant following the announcement of the second quarter fiscal 2010 results. Accordingly during fiscal 2010, the Company granted 56,168 Non-Employee Director RSUs after the 2009 annual meeting based on the average of the high and low price on September 24, 2009 of $11.40 per share, and an additional 21,240 Non-Employee Director RSUs based on the average of the high and low stock price on December 7, 2009, of $11.30 per share.

During fiscal 2010, the Company granted up to a maximum of 879,150 performance shares (586,100 shares at the target amount) to employees at a grant date fair value of $6.19 per share. Performance shares granted in fiscal 2010 vest solely in connection with the attainment of predetermined relative total shareholder return for the period from the beginning of fiscal 2011 to the end of fiscal 2013. Performance shares granted in fiscal 2009 vest solely in connection with the attainment of predetermined relative total shareholder return for the period from the beginning of fiscal 2010 to the end of fiscal 2012. Performance shares granted in fiscal 2008 vest solely in connection with the attainment of predetermined relative total shareholder return for the period from the beginning of fiscal 2009 to the end of fiscal 2011. Performance shares granted in fiscal 2007 vest solely in connection with the attainment, as determined by DMFC's Compensation Committee, of predetermined financial goals for each of fiscal 2009, fiscal 2010 and fiscal 2011. Performance shares granted in fiscal 2006 vest solely in connection with the attainment, as determined by DMFC's Compensation Committee, of predetermined financial goals for each of fiscal 2008, fiscal 2009 and fiscal 2010. In fiscal 2008, based on prior expectations at that time, the Company reversed approximately $3.8 million of prior expense and discontinued recording future expense related to the fiscal 2007 and fiscal 2006 performance share grants as the achievement of the related targets was deemed improbable. During the third quarter of fiscal 2010 the Company updated its forecast and management deemed that it was probable the last tranche of the fiscal 2006 grant and the last two tranches of the fiscal 2007 grant would vest. As a result, in fiscal 2010, the Company recorded approximately $5.1 million of expense related to these grants representing the cumulative compensation cost through fiscal 2010.

During fiscal 2010, the Company granted 353,000 performance accelerated restricted stock units ("PARs") to employees at a grant date fair value of $10.46 per share. PARs granted in fiscal 2010 vest in September of fiscal 2015, subject to earlier vesting if certain targets are met. PARs granted in fiscal 2009 vest in September of fiscal 2014, subject to earlier vesting if certain targets are met. PARs granted in fiscal 2008 vest in September of fiscal 2013, subject to earlier vesting if certain targets are met. The acceleration criteria associated with the PARs granted in fiscal 2007 and fiscal 2008 were achieved.

Certain employees, upon termination of their employment with the Company without cause or resignation for good reason, based on the terms of their respective award agreements, employment agreements or the DMC Executive Severance Plan, if applicable, may receive a pro-rata share of their stock option, PARs and performance share grants, subject to the Company's pro-rata policy in effect at the time of the employee's termination of employment; provided that, pro-rata performance shares shall only vest upon the achievement of the established performance target. Employees who are retirement eligible (as defined in the Amended 2002 Plan) and who separate from service will receive a pro-rata share of their original stock option, PARs and performance share grants, subject to the same conditions and limitations described above; provided that, such retirement eligible employees will have the life of the award agreement to exercise their outstanding stock options. In addition, employees who separate from service due to death or disability (as defined in the Amended 2002 Plan) will receive full vesting of their stock option and PARs grants, as well as that portion of the performance shares which vest upon the achievement of the established performance target; such employees will have the life of the award agreement to exercise their outstanding stock options.

The Del Monte Foods Company 2003 Non-Employee Director Deferred Compensation Plan was adopted by the Board on January 22, 2003, effective April 28, 2003 (the "2003 Plan"). On December 16, 2004, the Board froze the 2003 Plan and the deferrals under that plan with respect to any subsequent deferral of director fees and adopted the 2005 Non-Employee Director Deferred Compensation Plan (the "2005 Plan"), effective January 1, 2005 which contained substantially the same terms as the 2003 Plan, with changes intended to comply with the American Jobs Creation Act of 2004. Beginning April 28, 2003, under the 2003 Plan and continuing under the 2005 Plan, non-employee directors could elect to defer 0%, 50% or 100% of their cash compensation, stock-based compensation or both, which amount would instead be converted to deferred stock units each representing one share of the Company's common stock. Upon termination from the Board, the deferred stock units are converted to shares of the Company's common stock and distributed in shares as a lump sum or installments for up to 15 years, as elected by the non-employee director. These deferred stock units and related distributed shares are issued under the Amended 2002 Plan. As of May 2, 2010, participating non-employee directors held 146,254 deferred stock units issued under the Amended 2002 Plan in connection with deferrals under the 2003 Plan and the 2005 Plan.

The Del Monte Corporation Annual Incentive Program Deferred Compensation Plan ("the AIP Deferred Compensation Plan") was initially adopted on October 14, 1999. On September 24, 2009 the Board froze the AIP Deferred Compensation Plan (the "Old Plan") effective October 1, 2009 and adopted the Del Monte Foods Company Deferred Compensation Plan. Accordingly, on and after October 1, 2009, no new deferrals may be made under the Old Plan and no new participants may be admitted under the Old Plan.

The deferred stock units and related distributed shares of Del Monte common stock issued in connection with deferrals under the Old Plan are issued under the Amended 2002 Plan. As of May 2, 2010, 845,165 deferred stock units were outstanding, 746,849 of which were vested, under the Amended 2002 Plan and a frozen executive deferred compensation plan in connection with deferrals under these plans.

As of May 2, 2010, eligible employees and non-employee directors held 1,444,400 PARs, 991,419 deferred stock units, 153,214 Director RSUs, 2,948,553 performance shares and options to purchase 17,556,542 shares of common stock under the Amended 2002 Plan. As of May 2, 2010, 8,220,424 additional shares were available under the Amended 2002 Plan to be issued in connection with future awards.

The fair value for stock options granted was estimated at the date of grant using a Black-Scholes option-pricing model. The following table presents the weighted average assumptions for options granted for fiscal 2010, fiscal 2009 and fiscal 2008:

	Fiscal Year		
	2010	2009	2008
Expected life (in years)	6.0	6.1	7.0
Expected volatility	28.5%	26.4%	26.4%
Risk-free interest rate	2.7%	3.2%	4.4%
Dividend yield	2.6%	1.8%	1.4%

The expected life is the average length of time in which the Company expects its employees to exercise their options. Expected stock volatility reflects movements in the Company's stock price over a historical period that matches the expected life of the options. The risk-free interest rate is based on the expected U.S. Treasury rate over the expected life. The dividend yield assumption is based on the Company's expectation regarding the future payment of dividends.

The weighted average fair value per share of options granted during the year was $2.69, $2.04 and $3.29, for fiscal 2010, fiscal 2009 and fiscal 2008, respectively. Except for performance shares that vest based on relative total shareholder return, the fair value of other stock-based compensation was determined by the market value of the Company's common stock on the date of grant. Performance shares that vest based on relative total shareholder return are considered to contain a market condition; the fair value of these shares was determined based on a model which considered the estimated probabilities of possible outcomes. For stock awards that are not credited with dividends during the vesting period, the value is reduced by the present value of the expected dividend stream during the vesting period in order to calculate the grant date fair value. The total intrinsic value of options exercised during fiscal 2010, fiscal 2009 and fiscal 2008 was $6.5 million, $0.2 million and $1.3 million, respectively.

The Company recognized total stock compensation expense of $21.3 million, $12.2 million and $9.0 million during fiscal 2010, fiscal 2009 and fiscal 2008, respectively. The total income tax benefit recognized in the Consolidated Statements of Income for stock-based compensation arrangements was $8.4 million, $4.3 million and $3.2 million for fiscal 2010, fiscal 2009 and fiscal 2008, respectively. No compensation cost was capitalized as part of inventory and fixed assets for fiscal 2010, fiscal 2009 and fiscal 2008.

Stock option activity and related information during the periods indicated was as follows:

	Options Outstanding	Weighted Average Exercise Price	Options Exercisable	Exercisable Weighted Average Exercise Price
Balance at April 29, 2007	14,887,766	$ 9.61	8,918,675	$9.14
Granted	2,282,500	10.33		
Forfeited	287,252	10.49		
Exercised	422,350	8.65		
Balance at April 27, 2008	16,460,664	9.72	10,761,811	9.35
Granted	3,483,800	7.90		
Forfeited	2,323,051	11.31		
Exercised	236,600	7.81		
Balance at May 3, 2009	17,384,813	9.17	10,993,068	9.23
Granted	3,001,000	11.37		
Forfeited	207,249	10.12		
Exercised	1,453,058	8.40		
Balance at May 2, 2010	18,725,506	$ 9.57	11,781,956	$9.37

As of May 2, 2010 and May 3, 2009, the aggregate intrinsic values of options outstanding were $100.5 million and $1.0 million, respectively. As of May 2, 2010 and May 3, 2009, the aggregate intrinsic values of options exercisable were $65.6 million and $0.9 million, respectively.

At May 2, 2010, the range of exercise prices and weighted-average remaining contractual life of outstanding options was as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Price Per Share	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 6.04 - 8.78	7,243,108	5.28	$ 7.93	4,902,533	$ 8.01
$ 8.79 - 10.42	5,948,358	6.04	10.15	4,366,133	10.11
$10.43 - 15.85	5,534,040	7.19	11.10	2,513,290	10.73
$ 6.04 - 15.85	18,725,506	6.09	$ 9.57	11,781,956	$ 9.37

As of May 2, 2010, there was $13.7 million of total unrecognized compensation cost related to nonvested stock options granted. That cost is expected to be recognized over a weighted-average period of approximately 1.9 years.

Other stock-based compensation activity and related information during fiscal 2010 was as follows:

	Number of Shares	Weighted-Average Grant-Date Fair Value
Nonvested balance at May 3, 2009	3,836,390	$ 6.41
Granted	1,690,346	8.09
Forfeited	(464,254)	10.01
Vested	(417,999)	9.56
Nonvested balance at May 2, 2010	4,644,483	$ 6.38

As of May 2, 2010, there was $13.3 million of total unrecognized compensation cost related to other non-vested share-based compensation awards granted. That cost is expected to be recognized over a weighted-average period of approximately 2.8 years. The total fair value of shares vested during fiscal 2010, fiscal 2009 and fiscal 2008, was $4.0 million, $5.3 million and $1.4 million, respectively.

During fiscal 2010, the Company received cash of $12.3 million and realized a reduction in cash taxes payable of $2.5 million from the exercise of stock options.

Note 11. Retirement Benefits

Defined Benefit Plans. Del Monte sponsors a qualified defined benefit pension plan (during the third quarter of fiscal 2010, the Company merged its three qualified defined benefit pension plans into a single plan) and several unfunded defined benefit postretirement plans providing certain medical, dental and life insurance benefits to eligible retired, salaried, non-union hourly and union employees. The details of such plans, including discontinued operations, are as follows:

	Pension Benefits		Other Benefits	
	May 2, 2010	May 3, 2009	May 2, 2010	May 3, 2009
	(in millions)			
Change in benefit obligation:				
Benefit obligation at beginning of year	$359.4	$389.7	$ 115.8	$ 123.7
Service cost	10.9	13.2	1.6	2.7
Interest cost	26.7	27.2	8.5	8.3
Actuarial (gain)/loss	75.6	(35.5)	21.6	(14.1)
Net transfer out for business divestiture	—	—	—	(0.9)
Benefits paid	(31.2)	(34.5)	(3.5)	(3.9)
Curtailment gain	—	(0.7)	—	—
Plan amendment	0.4	—	—	—
Benefit obligation at end of year	$441.8	$359.4	$ 144.0	$ 115.8
Accumulated benefit obligation	$423.8	$347.8		
Change in plan assets:				
Fair value of plan assets at beginning of year	$268.2	$343.5	$ —	$ —
Actual gain/(loss) on plan assets	66.1	(67.1)	—	—
Employer contributions	96.7	26.3	3.5	3.9
Benefits paid	(31.2)	(34.5)	(3.5)	(3.9)
Fair value of plan assets at end of year	$399.8	$268.2	$ —	$ —
Funded status at end of year	$ (42.0)	$ (91.2)	$(144.0)	$(115.8)
Amounts recognized in the Consolidated Balance Sheets consist of:				
Accounts payable and accrued expenses	$ (40.0)	$ (36.7)	$ (6.7)	$ (6.3)
Other non-current liabilities	(2.0)	(54.5)	(137.3)	(109.5)
Total	$ (42.0)	$ (91.2)	$(144.0)	$(115.8)
Amounts recognized in accumulated other comprehensive income/(loss) consist of:				
Actuarial net gain/(loss)	$ (77.3)	$ (49.2)	$ (8.8)	$ 13.0
Net prior service credit/(cost)	(6.8)	(7.2)	13.6	22.0
Total	$ (84.1)	$ (56.4)	$ 4.8	$ 35.0

The components of net periodic pension cost for the qualified defined benefit pension plan and other benefit plans for fiscal 2010, fiscal 2009 and fiscal 2008 are as follows:

	Pension Benefits			Other Benefits		
	Fiscal Year			Fiscal Year		
	2010	2009	2008	2010	2009	2008
	(in millions)					
Components of net periodic benefit cost						
Service cost for benefits earned during the period	$ 10.9	$ 12.2	$ 12.0	$ 1.6	$ 1.8	$ 2.1
Interest cost on projected benefit obligation	26.7	25.1	23.8	8.5	8.3	7.1
Expected return on plan assets	(20.5)	(26.7)	(26.4)	—	—	—
Amortization of prior service cost/(credit)	0.9	1.0	1.0	(8.4)	(8.3)	(8.4)
Amortization of loss/(gain)	1.9	(0.2)	(0.2)	(0.2)	—	—
Curtailment loss	—	0.2	—	—	—	—
Net periodic benefit cost	$ 19.9	$ 11.6	$ 10.2	$ 1.5	$ 1.8	$ 0.8

Since the defined benefits plan and other benefits liabilities are measured on a discounted basis, the discount rate is a significant assumption. The discount rate was determined based on an analysis of interest rates for high-quality, long-term corporate debt at each measurement date. In order to appropriately match the bond maturities with expected future cash payments, the Company utilizes differing bond portfolios to estimate the discount rates for the defined benefits plan and for the other benefits. The discount rate used to determine the defined benefits plan and other benefits projected benefit obligation as of the balance sheet date is the rate in effect at the measurement date. The same rate is also used to determine the defined benefits plan and other benefits expense for the following fiscal year. The long-term rate of return for defined benefits plan's assets is based on the Company's historical experience, the defined benefits plan's investment guidelines and the Company's expectations for long-term rates of return. The defined benefits plan's investment guidelines are established based upon an evaluation of market conditions, tolerance for risk and cash requirements for benefit payments.

Weighted average assumptions used in computing the benefit obligations and net periodic benefit costs for the qualified defined benefit pension plan and other benefit plans are as follows:

	Pension Benefits		Other Benefits	
	May 2, 2010	May 3, 2009	May 2, 2010	May 3, 2009
Assumptions used to determine projected benefit obligation				
Discount rate used in determining projected benefit obligation	5.50%	7.90%	6.00%	7.55%
Rate of increase in compensation levels	4.68%	4.68%		

	Pension Benefits			Other Benefits		
	Fiscal Year			Fiscal Year		
	2010	2009	2008	2010	2009	2008
Assumptions used to determine periodic benefit cost						
Discount rate used in determining periodic benefit cost	7.90%	6.75%	6.20%	7.55%	6.90%	6.20%
Rate of increase in compensation levels	4.68%	4.26%	4.26%			
Long-term rate of return on assets	7.60%	8.00%	8.00%			

The estimated amounts that will be amortized from AOCI into net periodic benefit cost over the next fiscal year for the qualified defined benefit pension plan and other benefit plans are as follows:

	Pension Benefits	Other Benefits
	(in millions)	
Amortization of prior service cost/(credit)	$0.9	$ 8.4
Amortization of the net (gain)/loss	3.9	—

The Company made contributions to its defined benefit pension plan (including contributions made to the three plans prior to their merger) of $96.7 million in fiscal 2010. The Company currently meets and plans to continue to meet the minimum funding levels required under the Pension Protection Act of 2006 (the "Act"). The Act imposes certain consequences on the Company's defined benefit plan if it does not meet the minimum funding levels. In addition, the Act encourages, but does not require, employers to fully fund their defined benefit pension plans and to meet incremental plan funding thresholds applicable prior to 2011. The Company has made contributions in excess of its required minimum amounts during fiscal 2009 and fiscal 2010. As a result of this incremental funding combined with better than expected plan financial returns, the Company has achieved the specified plan funding thresholds for the 2007 through 2010 plan years. Due to uncertainties of future funding levels as well as plan financial returns, the Company cannot predict definitively at this time whether it will continue to achieve specified plan funding thresholds and fully fund its plan by 2011. The Act has resulted in, and in the future may additionally result in, accelerated funding of the Company's defined benefit pension plan. The Company currently expects to make contributions of approximately $40.0 million in fiscal 2011.

The projected future benefit payments are as follows:

	Pension Benefits	Other Benefits
	(in millions)	
2011	$ 42.0	$ 6.7
2012	36.2	7.3
2013	36.1	7.8
2014	36.0	8.4
2015	36.1	8.9
Years 2016-2020	177.5	50.6

The weighted average asset allocation of the pension plan assets as of the measurement date for fiscal 2010 and fiscal 2009 and weighted average target allocation are as follows:

	May 2, 2010	May 3, 2009	Target Allocation Range
Equity Securities	47%	44%	41-51%
Debt Securities	49%	46%	44-55%
Other	4%	10%	0-9%
Total	100%	100%	

Plan assets: For the year ended May 2, 2010, the Company adopted the fair value provisions (as described in Note 9) for the plan assets of its defined benefit pension plan. As required by the standard, the Company categorized plan assets within a three level fair value hierarchy.

The following is a description of the valuation methodologies used for assets measured at fair value at May 2, 2010:

Investments stated at fair value as determined by quoted market prices (Level 1) include:

Interest bearing cash: valued based on cost, which approximates fair value;

Mutual funds: valued at quoted market prices on the last business day of the fiscal year; and

Corporate Stock: valued at the last reported sales price on the last business day of the fiscal year.

Investments stated at estimated fair value using significant observable inputs (Level 2) include:

Common collective trust funds: valued based on the net asset value of the fund and is redeemable daily;

Corporate debt securities: valued based on yields currently available on comparable securities of issuers with similar credit ratings;

U.S. government securities: securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the fiscal year. Securities traded in the over-the-counter market and listed securities for which no sale was reported on the last business day of the fiscal year are valued at the average of the last reported bid and ask price; and

Limited partnership interests: valued based on the net asset value of the fund and is redeemable monthly.

Investments stated at estimated fair value using significant unobservable inputs (Level 3) include:

Limited partnership interests: valued at their estimated fair value based on audited financial statements of the partnerships.

The following table sets forth by level, within the fair value hierarchy, the plan's assets at fair value as of May 2, 2010:

	Investments at Fair Value			
	Level 1	Level 2	Level 3	Total
	(in millions)			
Plan investments in Master Trust				
Interest bearing cash	$ 61.7	$ —	$—	$ 61.7
Common collective trust funds	—	228.0	—	228.0
Mutual funds	14.4	—	—	14.4
Corporate debt securities	—	25.1	—	25.1
Corporate stock	24.1	—	—	24.1
U.S. government securities	—	28.8	—	28.8
Limited partnership interests	—	9.1	6.8	15.9
Other	—	1.8	—	1.8
Total Investments	$100.2	$292.8	$ 6.8	$399.8

The Company's investment objectives are to ensure that the assets of its defined benefit plans are invested to provide an optimal rate of investment return on the total investment portfolio, consistent with the assumption of a reasonable risk level, and to ensure that pension funds are available to meet the plans' benefit obligations as they become due. The Company believes that a well-diversified investment portfolio, including both equity and fixed income components, will result in the highest attainable investment return with an acceptable level of overall risk. The Company's investment policies and procedures are designed to ensure that the plans' investments are in compliance with Employment Retirement Income Security Act of 1974.

For measurement purposes, a 9.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for the preferred provider organization plan and associated indemnity plans for both fiscal 2010 and fiscal 2009. The rate of increase is assumed to decline gradually to 4.5%. For health maintenance organization plans, a 10.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for both fiscal 2010 and fiscal 2009, respectively. The rate of increase is assumed to decline gradually to 4.5%. A 5.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for the dental and vision plans for both fiscal 2010 and fiscal 2009.

The health care cost trend rate assumption has a significant effect on the amounts reported. An increase in the assumed health care cost trend of 1% in each year would increase the postretirement benefit obligation as of May 2, 2010 by $18.0 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the period then ended by $1.2 million. A decrease in the assumed health care cost trend of 1% in each year would decrease the postretirement benefit obligation as of May 2, 2010 by $14.9 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the period then ended by $1.0 million.

Defined Contribution Plans. Del Monte participates in two defined contribution plans. Company contributions to these defined contribution plans are based on employee contributions and compensation. Company contributions under these plans totaled $7.6 million, $7.4 million and $6.8 million for fiscal 2010, fiscal 2009 and fiscal 2008, respectively.

Multi-employer Plans. Del Monte participates in several multi-employer pension plans, which provide defined benefits to certain union employees. The Company made contributions to multi-employer plans of $8.3 million, $7.9 million and $7.8 million for fiscal 2010, fiscal 2009 and fiscal 2008, respectively.

Other Plans. The Company has various other nonqualified retirement plans and supplemental retirement plans for executives, designed to provide benefits in excess of those otherwise permitted under the Company's qualified retirement plans. These plans are unfunded and comply with IRS rules for nonqualified plans.

Note 12. Other (Income) Expense

The components of other (income) expense are as follows:

	Fiscal Year		
	2010	2009	2008
		(in millions)	
(Gain) loss on hedging contracts	$ (3.7)	$18.9	$(3.5)
Foreign currency transaction (gains) losses	(0.3)	3.9	0.5
Discontinuation of hedge accounting for interest rate swap	13.4	—	—
Other	0.4	1.3	0.5
Other (income) expense	$ 9.8	$24.1	$(2.5)

Note 13. Provision for Income Taxes

The provision for income taxes from continuing operations consists of the following:

	Fiscal Year		
	2010	2009	2008
		(in millions)	
Income from continuing operations before income taxes:			
U.S. federal and U.S. possessions	$373.3	$219.7	$174.3
Foreign	8.6	6.8	15.3
	$381.9	$226.5	$189.6
Income tax provision (benefit):			
Current:			
U.S. federal and U.S. possessions	$ 70.8	$ 37.2	$ 18.3
State and foreign	14.7	12.6	8.5
Total current	85.5	49.8	26.8
Deferred:			
U.S. federal and U.S. possessions	52.1	33.4	40.4
State and foreign	2.3	(4.4)	4.7
Total deferred	54.4	29.0	45.1
	$139.9	$ 78.8	$ 71.9

The above amounts do not include a tax benefit of $1.7 million and $0.2 million for fiscal 2010 and fiscal 2008, respectively, and a tax expense of $0.1 million in fiscal 2009 from the exercise of stock options, which for accounting purposes are recorded in additional paid-in capital.

Significant components of the Company's deferred tax assets and liabilities are as follows:

	May 2, 2010	May 3, 2009
	(in millions)	
Deferred tax assets:		
Post employment benefits	$ 56.4	$ 45.4
Pension liability	31.8	39.8
Workers' compensation	13.9	13.8
Net operating loss and tax credit carry forwards	2.6	12.2
Stock-based compensation	23.4	16.1
Other	36.7	29.2
Gross deferred tax assets	164.8	156.5
Valuation allowance	(1.5)	(2.5)
Net deferred tax assets	163.3	154.0
Deferred tax liabilities:		
Depreciation and amortization	95.5	94.9
Intangible assets	466.4	431.9
Inventory	34.7	30.6
Other	5.7	(9.5)
Gross deferred tax liabilities	602.3	547.9
Net deferred tax liability	$(439.0)	$(393.9)

At May 2, 2010, the Company had a valuation allowance for Mexican Asset Tax credit carryforwards of $1.5 million as the utilization of such foreign credits cannot be reasonably assured. The net change in valuation allowance for the year ended May 2, 2010 was a decrease of $1.0 million. The Company recognizes a benefit for those deferred tax assets that it believes will more likely than not be realized in the future.

The differences between the expected provision for income taxes and the actual provision for income taxes computed at the statutory U.S. federal income tax rate for continuing operations is explained as follows:

	Fiscal Year		
	2010	2009	2008
	(in millions)		
Expected income taxes computed at the statutory U.S. federal income tax rate	$133.7	$79.3	$66.4
State taxes, net of federal benefit	15.8	9.0	6.8
Benefit of state tax law change	(3.9)	(5.0)	—
Benefit of law change on U.S. possessions' subsidiaries	—	(4.6)	—
Valuation allowance reversal	(1.0)	(0.2)	(2.7)
Other	(4.7)	0.3	1.4
Actual provision for income taxes	$139.9	$78.8	$71.9

As of May 2, 2010, the Company had state net operating loss carryforwards of $4.0 million, which will expire between 2020 and 2025; $2.3 million of state tax credits, the majority of which have no expiration date; and $2.4 million of Mexican Asset Tax credits that expire between 2010 and 2017.

Cumulative undistributed earnings of foreign subsidiaries, for which no U.S. income or foreign withholding taxes have been recorded, approximated $27.2 million at May 2, 2010. It is not practical to assess the tax amount on the cumulative undistributed earnings because the computation would depend on a number of factors that are not known until a decision to repatriate the earnings is made. The Company intends to reinvest such earnings indefinitely.

The Company had gross unrecognized tax benefits of $18.0 million and $15.6 million at the end of May 2, 2010 and May 3, 2009 respectively.

Reconciliations of the beginning and ending balance of total unrecognized tax benefits for fiscal 2010 and 2009 are as follows:

	May 2, 2010	May 3, 2009
	(in millions)	
Balance at beginning of year	$15.6	$ 9.0
Additions based on tax positions related to the current year	1.6	2.9
Additions based on tax positions of prior years	1.1	4.1
Reductions for tax positions of prior years	—	—
Settlements	—	—
Lapse of statute of limitations issues	(0.3)	(0.4)
Balance at end of year	$18.0	$15.6

If recognized, $9.5 million of the Company's unrecognized tax benefits would impact the effective tax rate on income from continuing operations. The Company's continuing practice is to recognize interest on uncertain tax positions in income tax expense and penalties in selling, general and administrative expense. As of May 2, 2010 and May 3, 2009, the amount of accrued interest included in the non-current income tax liability account was $1.8 million and $1.1 million respectively. The Company has no amounts accrued for penalties.

The Company files income tax returns in the U.S. and in many foreign and state jurisdictions. A number of years may elapse before an uncertain tax position, for which the Company has unrecognized tax benefits, is audited and finally resolved. Favorable resolution would be recognized in the period of effective settlement. The Company believes it is reasonably possible it will settle an audit and close a tax year to audit during the next 12 months. Should this occur, the liability for unrecognized tax benefits would decrease by approximately $5.6 million.

The Company has open tax years from primarily 2005 to 2009 with various significant taxing jurisdictions including the United States, American Samoa and Canada. These open years contain matters that could be subject to differing interpretations of applicable tax laws and regulations as they relate to the amount, timing or inclusion of revenue and expenses as determined by the various taxing jurisdictions.

Supplemental Disclosure of Cash Flow Information. The Company made income tax payments of $92.3 million and $70.6 million for fiscal 2010 and fiscal 2009, respectively. In fiscal 2008 the Company received net income tax refunds of $14.9 million.

Note 14. Commitments and Contingencies

As part of its ongoing operations, the Company enters into arrangements that obligate it to make future payments to various parties. Some of these contractual and other cash obligations are not reflected on the balance sheet due to their nature. Such obligations include operating leases, grower commitments and purchase commitments.

Lease Commitments. The Company leases certain property, equipment and office and plant facilities. At May 2, 2010, the aggregate minimum rental payments required under non-cancelable operating leases were as follows (in millions):

2011	$50.6
2012	45.2
2013	36.8
2014	30.6
2015	28.1
Thereafter	99.3

Rent expense related to operating leases was comprised of the following:

	Fiscal Year		
	2010	2009	2008
		(in millions)	
Minimum rentals	$53.3	$49.9	$49.0
Contingent rentals	20.2	20.2	19.7
	$73.5	$70.1	$68.7

Supply Agreements. The Company has long-term supply agreements with two suppliers covering the purchase of metal cans and ends. The agreement with Impress was amended and restated January 23, 2008, and as described in Note 3, this agreement was bifurcated in connection with the sale of the StarKist Seafood Business in October 2008. Currently, this agreement grants Impress the exclusive right, subject to certain specified exceptions, to supply metal cans and ends for pet products. The agreement includes certain minimum volume purchase requirements and guarantees a certain minimum financial return to Impress until August 13, 2010. Total expenditures for cans and ends for pet food products under this agreement, were $87.1 million, $96.1 million and $96.6 million in fiscal 2010, fiscal 2009 and fiscal 2008, respectively. The minimum commitment under this agreement for fiscal 2011 is approximately $19.1 million. The Impress agreement expires December 31, 2015.

The agreement with Silgan Containers Corporation ("Silgan") is a supply agreement for metal cans and ends used for fruit, vegetable and tomato products. Under the agreement and subject to certain specified exceptions, the Company must purchase all of its requirements for fruit, vegetable and tomato products metal food and beverage containers in the United States from Silgan. Total

purchases made under this agreement, which expires December 31, 2011, were $230.9 million, $249.9 million and $201.6 million in fiscal 2010, fiscal 2009 and fiscal 2008, respectively. As of May 2, 2010, the Company has committed to make purchases of approximately $40.6 million in fiscal 2011. Pricing under the Impress agreement and Silgan agreement is adjusted up to twice a year to reflect changes in metal costs and annually to reflect changes in the costs of manufacturing.

Grower Commitments. The Company has entered into non-cancelable agreements with growers, with terms ranging from one year to ten years, to purchase certain quantities of raw products, including fruit, vegetables and tomatoes. Total purchases under these agreements were $197.8 million, $178.3 million and $146.1 million for fiscal 2010, fiscal 2009 and fiscal 2008, respectively.

At May 2, 2010, aggregate purchase commitments under non-cancelable agreements with growers (priced at May 2, 2010 estimated costs) are estimated as follows (in millions):

2011	$142.3
2012	50.7
2013	47.4
2014	32.5
2015	30.1
Thereafter	98.8

Co-pack and Service Commitments. The Company has entered into non-cancelable agreements with co-packers, and other service providers with commitments ranging from one year to five years. Total purchases under these agreements were $348.7 million, $323.8 million and $271.8 million in fiscal 2010, fiscal 2009 and fiscal 2008, respectively.

The Company also has a co-pack and supply agreement to source the majority of its pineapple requirements from Del Monte Philippines, an unaffiliated entity. The agreement has an indefinite term subject to termination on three years' notice. Total purchases under this agreement were $48.7 million, $46.9 million and $49.8 million in fiscal 2010, fiscal 2009 and fiscal 2008, respectively.

At May 2, 2010, aggregate purchase commitments under non-cancelable agreements with co-packers and other service providers (including pineapple requirements) are estimated as follows (in millions):

2011	$211.7
2012	99.5
2013	80.1
2014	25.1
2015	—

Ingredients and other. The Company has purchase commitments with vendors for various ingredients and other items. Total commitments under these agreements were approximately $204.9 million as of May 2, 2010.

Union Contracts. As of May 2, 2010, the Company has 18 collective bargaining agreements with 15 union locals covering approximately 77% of its hourly full-time and seasonal employees. Of these employees, approximately 27% are covered under collective bargaining agreements scheduled to expire in fiscal 2011 and approximately 24% are covered under collective bargaining agreements scheduled to expire in fiscal 2012. These agreements are subject to negotiation and renewal.

Legal Proceedings

On October 13, 2009, Kara Moline and Debra Lowe filed a class action complaint against the Company in San Francisco Superior Court, alleging violations of California's False Advertising Act, Unfair Competition Law, and Consumer Legal Remedies Act. Specifically, the plaintiffs allege that the Company engaged in false and misleading advertising in the labeling of *Nature's Recipe Farm Stand Selects* dog food. The plaintiffs seek injunctive relief, disgorgement of profits in an undisclosed amount, and attorneys' fees. Additionally, the plaintiffs are seeking class certification. The Company denies plaintiffs' allegations and plans to vigorously defend itself.

On October 14, 2008, Fresh Del Monte Produce Inc. ("Fresh Del Monte") filed a complaint against the Company in U.S. District Court for the Southern District of New York. Fresh Del Monte amended its complaint on November 5, 2008. Under a trademark license agreement with the Company, Fresh Del Monte holds the rights to use the *Del Monte* name and trademark with respect to fresh fruit, vegetables and produce throughout the world (including the United States). Fresh Del Monte alleges that the Company breached the trademark license agreement through the marketing and sale of certain of its products sold in the refrigerated produce section of customers' stores, including *Del Monte Fruit Naturals* products and the more recently introduced *Del Monte* Refrigerated Grapefruit Bowls. Additionally, Fresh Del Monte alleges that it has the exclusive right under the trademark license agreement to sell *Del Monte* branded pineapple, melon, berry, papaya and banana products in the refrigerated produce section. Fresh Del Monte also alleges that the Company's advertising for certain of the alleged infringing products was false and misleading. Fresh Del Monte is seeking damages of $10.0 million, treble damages with respect to its false advertising claim, and injunctive relief. On October 14, 2008, Fresh Del Monte filed a motion for a preliminary injunction, asking the Court to enjoin the Company from making certain claims about its refrigerated products. On October 23, 2008, the Court denied that motion. The Company denies Fresh Del Monte's allegations and plans to vigorously defend itself. Additionally, on November 21, 2008, the Company filed counter-claims against Fresh Del Monte, alleging that Fresh Del Monte has breached the trademark license agreement. Specifically, the Company alleges, among other things, that Fresh Del Monte's "medley" products (vegetables with a dipping sauce or fruit with a caramel sauce) violate the trademark license agreement.

Beginning with the pet food recall announced by Menu Foods, Inc. in March 2007, many major pet food manufacturers, including the Company, announced recalls of select products. The Company believes there have been over 90 class actions and purported class actions relating to these pet food recalls. The Company has been named as a defendant in seven class actions or purported class actions related to its pet food and pet snack recall, which it initiated March 31, 2007.

The Company is currently a defendant in the following case:

- Picus v. Del Monte filed on April 30, 2007 in state court in Las Vegas, Nevada.

The Company was a defendant in the following cases:

- Carver v. Del Monte filed on April 4, 2007 in the U.S. District Court for the Eastern District of California;
- Ford v. Del Monte filed on April 7, 2007 in the U.S. District Court for the Southern District of California;
- Hart v. Del Monte filed on April 10, 2007 in state court in Los Angeles, California;

- Schwinger v. Del Monte filed on May 15, 2007 in the U.S. District Court for the Western District of Missouri;
- Tompkins v. Del Monte filed on July 13, 2007 in the U.S. District Court for the District of Colorado; and
- Blaszkowski v. Del Monte filed on May 9, 2007 in the U.S. District Court for the Southern District of Florida.

The named plaintiffs in these seven cases allege or alleged that their pets suffered injury and/or death as a result of ingesting the Company's and other defendants' allegedly contaminated pet food and pet snack products. The Picus and Blaszkowski cases also contain or contained allegations of false and misleading advertising by the Company.

By order dated June 28, 2007, the Carver, Ford, Hart, Schwinger, and Tompkins cases were transferred to the U.S. District Court for the District of New Jersey and consolidated with other purported pet food class actions under the federal rules for multi-district litigation. The Blaszkowski and Picus cases were not consolidated.

The Multi-District Litigation Cases. The plaintiffs and defendants in the multi-district litigation cases, including the five consolidated cases in which the Company was a defendant, tentatively agreed to a settlement which was submitted to the U.S. District Court for the District of New Jersey on May 22, 2008. On May 30, 2008, the Court granted preliminary approval to the settlement. Pursuant to the Court's order, notice of the settlement was disseminated to the public by mail and publication beginning June 16, 2008. Members of the class were allowed to opt-out of the settlement until August 15, 2008. On November 19, 2008, the Court entered orders approving the settlement, certifying the class and dismissing the complaints against the defendants, including the Company. The total settlement was $24.0 million. The portion of the Company's contribution to this settlement was $0.25 million, net of insurance recovery. Four class members have filed objections to the settlement, which objections have been denied by the Court. On December 3, 2008 and December 12, 2008, these class members filed Notices of Appeal.

The Picus Case. The plaintiffs in the Picus case are seeking certification of a class action as well as unspecified damages and injunctive relief against further distribution of the allegedly defective products. The Company has denied the allegations made in the Picus case. On October 12, 2007, the Company filed a motion to dismiss in the Picus case. The state court in Las Vegas, Nevada granted the Company's motion in part and denied the Company's motion in part. On December 14, 2007, other defendants in the case filed a motion to deny class certification. On March 16, 2009, the Court granted the motion to deny class certification. On March 25, 2009, the plaintiffs filed an appeal of the Court's decision. On June 30, 2009, the Court of Appeals denied plaintiffs' appeal.

The Blaszkowski Case. On April 11, 2008, the plaintiffs in the Blaszkowski case filed their fourth amended complaint. On September 12, 2008 and October 9, 2008, plaintiffs filed stipulations of dismissal with respect to their complaint against certain of the defendants, including the Company. The U.S. District Court for the Southern District of Florida entered such requested dismissals on such dates, resulting in the dismissal of all claims against the Company.

Del Monte is also involved from time to time in various legal proceedings incidental to its business (or its former seafood business), including proceedings involving product liability claims, workers' compensation and other employee claims, tort claims and other general liability claims, for which the

Company carries insurance, as well as trademark, copyright, patent infringement and related litigation. Additionally, Del Monte is involved from time to time in claims relating to environmental remediation and similar events. While it is not feasible to predict or determine the ultimate outcome of these matters, the Company believes that none of these legal proceedings will have a material adverse effect on its financial position.

Note 15. Segment Information

The Company has the following reportable segments:

- The Pet Products reportable segment includes the Pet Products operating segment, which manufactures, markets and sells branded and private label dry and wet pet food and pet snacks.

- The Consumer Products reportable segment includes the Consumer Products operating segment, which manufactures markets and sells branded and private label shelf-stable products, including fruit, vegetable, tomato, and broth products.

The Company's chief operating decision-maker, its Chief Executive Officer, reviews financial information presented on a consolidated basis accompanied by disaggregated information on net sales and operating income, by operating segment, for purposes of making decisions about resources to be allocated and assessing financial performance. The chief operating decision-maker reviews assets of the Company on a consolidated basis only. The accounting policies of the individual operating segments are the same as those of the Company.

The following table presents financial information about the Company's reportable segments:

	Fiscal Year		
	2010	2009	2008
		(in millions)	
Net Sales:			
Pet Products	$1,750.0	$1,673.4	$1,431.5
Consumer Products	1,989.8	1,953.5	1,748.3
Total Company	$3,739.8	$3,626.9	$3,179.8
Operating Income:			
Pet Products	$ 355.5	$ 219.9	$ 231.2
Consumer Products	222.6	195.1	158.9
Corporate (a)	(70.1)	(54.1)	(71.6)
Total Operating Income	508.0	360.9	318.5
Reconciliation to income from continuing operations before income taxes:			
Interest expense	116.3	110.3	131.4
Other (income) expense	9.8	24.1	(2.5)
Income from continuing operations before income taxes	$ 381.9	$ 226.5	$ 189.6

(a) Corporate represents expenses not directly attributable to reportable segments. For fiscal 2010, 2009 and 2008, Corporate includes $0.0 million, $0.0 million and $21.2 million of transformation-related expenses, respectively, including all severance-related restructuring costs associated with the transformation plan.

See Note 5 for goodwill detailed by reportable segment.

Geographic Information

The following table presents domestic and foreign sales:

	Fiscal Year		
	2010	2009	2008
	(in millions, except percentages)		
Net sales—United States	$3,514.2	$3,420.0	$2,997.9
Net sales—foreign	225.6	206.9	181.9
Total net sales	$3,739.8	$3,626.9	$3,179.8
Percentage of sales:			
United States	94.0%	94.3%	94.3%
Foreign	6.0%	5.7%	5.7%

The following table presents domestic and foreign long-lived assets:

	Fiscal Year		
	2010	2009	2008
	(in millions, except percentages)		
Net long-lived assets—United States	$629.7	$613.5	$630.7
Net long-lived assets—foreign	29.1	29.1	19.4
Total net long-lived assets	$658.8	$642.6	$650.1
Percentage of long-lived assets:			
United States	95.6%	95.5%	97.0%
Foreign	4.4%	4.5%	3.0%

Note 16. Quarterly Results of Operations (unaudited)

	First [2]	Second	Third	Fourth
	(in millions, except per share data)			
Fiscal 2010				
Net sales	$813.7	$958.9	$1,013.2	$ 954.0
Operating income	120.9	140.6	138.4	108.1
Net income	58.6	62.6	59.4	63.7
Per share data [1]:				
Basic earnings per share	$ 0.30	$ 0.31	$ 0.30	$ 0.32
Diluted earnings per share	$ 0.29	$ 0.31	$ 0.29	$ 0.31
Fiscal 2009				
Net sales	$726.2	$901.0	$ 942.3	$1,057.4
Operating income	13.3	79.5	133.5	134.6
Net income (loss)	(10.1)	50.4	60.5	71.5
Per share data [1]:				
Basic earnings (loss) per share	$ (0.05)	$ 0.25	$ 0.30	$ 0.36
Diluted earnings (loss) per share	$ (0.05)	$ 0.25	$ 0.30	$ 0.36

(1) Earnings per share were computed independently for each of the periods presented; therefore, the sum of the earnings per share amounts for the quarters may not equal the total for the year.

(2) The Company's net sales have exhibited seasonality, with the first fiscal quarter typically having the lowest net sales. Lower levels of promotional activity, the availability of fresh produce, the timing of price increases and other factors have historically affected net sales in the first quarter.

Note 17. Share Repurchases

On June 10, 2010, the Company announced that its Board had authorized the repurchase of up to $350.0 million of the Company's common stock over the next 36 months. Under this authorization, repurchases of the Company's common stock may be made from time to time through a variety of methods, including accelerated stock buybacks, open market purchases, privately negotiated transactions, and block transactions. The new authorization supersedes and replaces the Company's previous $200.0 million share repurchase authorization that was scheduled to expire in September 2010, as described below.

On June 23, 2010, the Company announced that it had entered into an accelerated stock buyback agreement ("ASB") with Goldman, Sachs & Co. ("Goldman Sachs"). Under the ASB, the Company paid Goldman Sachs $100 million and received approximately 6.2 million shares of common stock, which represents a substantial majority of the shares expected to be delivered to the Company under the ASB. Final settlement of this agreement is expected to occur in September 2010, although under certain circumstances specified in the ASB, the completion date may be accelerated or extended. At final settlement, the Company may be entitled to receive additional shares of common stock from Goldman Sachs or, under certain circumstances specified in the ASB, the Company may be required to deliver shares or make a cash payment (at the Company's option) to Goldman Sachs. The repurchased shares will be held in treasury.

On September 27, 2007, the Board authorized the repurchase of up to $200.0 million of the Company's common stock over 36 months. Under this authorization, as of May 2, 2010 and May 3, 2009, Del Monte had repurchased 5,370,930 shares of its common stock for a total cash outlay of $50.0 million at an average price of $9.31 per share.

Note 18. Financial Information for Subsidiary Issuer and Non-Guarantor Subsidiaries

As discussed in Note 7, in October 2009 DMC issued the 7 ½% Notes (such 7 ½% Notes, collectively with the 6 ¾% Notes issued in February 2005, the "Notes"). The Notes are fully and unconditionally guaranteed on a subordinated basis by DMFC as set forth in the indentures governing the Notes. DMC, the issuer, is 100% owned by DMFC. The Company's credit agreement and indentures generally limit the ability of DMC to make cash payments to DMFC, its parent company, which limits Del Monte's ability to pay cash dividends. Presented below are Condensed Consolidating Balance Sheets as of May 2, 2010 and May 3, 2009; Condensed Consolidating Statements of Income for the years ended May 2, 2010, May 3, 2009 and April 27, 2008 and Condensed Consolidating Statements of Cash Flows for the years ended May 2, 2010, May 3, 2009 and April 27, 2008 of Del Monte Foods Company ("Parent Company"), Del Monte Corporation ("Issuer"), and all of Del Monte Corporation's subsidiaries, which are not guarantors ("Subsidiary Non-guarantors"):

CONDENSED CONSOLIDATING BALANCE SHEET
May 2, 2010
(in millions)

	Parent Company	Issuer	Subsidiary Non-guarantors	Consolidating Entries	Consolidated Total
ASSETS					
Current assets:					
Cash and cash equivalents	$ —	$ 44.6	$ 9.1	$ —	$ 53.7
Trade accounts receivable, net of allowance	—	170.7	16.3	—	187.0
Inventories	—	696.1	30.3	—	726.4
Prepaid expenses and other current assets	10.1	155.9	58.5	(96.0)	128.5
TOTAL CURRENT ASSETS	10.1	1,067.3	114.2	(96.0)	1,095.6
Property, plant and equipment, net	—	589.8	69.0	—	658.8
Goodwill	—	1,336.5	1.2	—	1,337.7
Intangible assets, net	—	1,162.4	—	—	1,162.4
Other assets, net	1,827.4	103.6	2.1	(1,898.7)	34.4
TOTAL ASSETS	$1,837.5	$4,259.6	$186.5	$(1,994.7)	$4,288.9
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current liabilities:					
Accounts payable and accrued expenses	$ 10.1	$ 446.1	$109.3	$ (96.0)	$ 469.5
Short-term borrowings	—	—	5.6	—	5.6
Current portion of long-term debt	—	30.0	—	—	30.0
TOTAL CURRENT LIABILITIES	10.1	476.1	114.9	(96.0)	505.1
Long-term debt	—	1,255.2	—	—	1,255.2
Deferred tax liabilities	—	442.1	—	(1.1)	441.0
Other non-current liabilities	—	258.6	1.6	—	260.2
TOTAL LIABILITIES	10.1	2,432.0	116.5	(97.1)	2,461.5
Stockholders' equity:					
Common stock	2.2	—	26.9	(26.9)	2.2
Additional paid-in capital	1,085.0	1,082.8	—	(1,082.8)	1,085.0
Treasury stock, at cost	(183.1)	—	—	—	(183.1)
Accumulated other comprehensive income (loss)	(59.8)	(59.8)	(6.3)	66.1	(59.8)
Retained earnings	983.1	804.6	49.4	(854.0)	983.1
TOTAL STOCKHOLDERS' EQUITY	1,827.4	1,827.6	70.0	(1,897.6)	1,827.4
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,837.5	$4,259.6	$186.5	$(1,994.7)	$4,288.9

CONDENSED CONSOLIDATING BALANCE SHEET
May 3, 2009
(in millions)

	Parent Company	Issuer	Subsidiary Non-guarantors	Consolidating Entries	Consolidated Total
ASSETS					
Current assets:					
Cash and cash equivalents	$ —	$ 134.0	$ 8.7	$ —	$ 142.7
Trade accounts receivable, net of allowance	—	174.5	14.0	—	188.5
Inventories	—	647.8	29.6	—	677.4
Prepaid expenses and other current assets	8.1	178.8	47.5	(95.8)	138.6
TOTAL CURRENT ASSETS	8.1	1,135.1	99.8	(95.8)	1,147.2
Property, plant and equipment, net	—	574.4	68.2	—	642.6
Goodwill	—	1,336.5	1.2	—	1,337.7
Intangible assets, net	—	1,171.5	—	—	1,171.5
Other assets, net	1,606.5	85.4	2.6	(1,672.2)	22.3
TOTAL ASSETS	$1,614.6	$4,302.9	$171.8	$(1,768.0)	$4,321.3
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current liabilities:					
Accounts payable and accrued expenses	$ 8.1	$ 456.9	$103.2	$ (95.8)	$ 472.4
Short-term borrowings	—	—	2.3	—	2.3
Current portion of long-term debt	—	32.3	—	—	32.3
TOTAL CURRENT LIABILITIES	8.1	489.2	105.5	(95.8)	507.0
Long-term debt	—	1,525.9	—	—	1,525.9
Deferred tax liabilities	—	391.3	—	(0.8)	390.5
Other non-current liabilities	—	289.8	1.6	—	291.4
TOTAL LIABILITIES	8.1	2,696.2	107.1	(96.6)	2,714.8
Stockholders' equity:					
Common stock	2.1	—	26.8	(26.8)	2.1
Additional paid-in capital	1,047.5	1,046.1	—	(1,046.1)	1,047.5
Treasury stock, at cost	(183.1)	—	—	—	(183.1)
Accumulated other comprehensive income (loss)	(38.4)	(38.4)	(3.4)	41.8	(38.4)
Retained earnings	778.4	599.0	41.3	(640.3)	778.4
TOTAL STOCKHOLDERS' EQUITY	1,606.5	1,606.7	64.7	(1,671.4)	1,606.5
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,614.6	$4,302.9	$171.8	$(1,768.0)	$4,321.3

CONDENSED CONSOLIDATING STATEMENT OF INCOME FOR THE FISCAL YEAR ENDED MAY 2, 2010

(in millions)

	Parent Company	Issuer	Subsidiary Non-guarantors	Consolidating Entries	Consolidated Total
Net sales	$ —	$3,630.0	$232.1	$(122.3)	$3,739.8
Cost of products sold	—	2,444.6	188.3	(122.3)	2,510.6
Gross profit	—	1,185.4	43.8	—	1,229.2
Selling, general and administrative expense	1.4	685.5	34.3	—	721.2
OPERATING INCOME (LOSS)	(1.4)	499.9	9.5	—	508.0
Interest expense	—	115.5	0.8	—	116.3
Other expense	—	9.4	0.4	—	9.8
INCOME (LOSS) BEFORE INCOME TAXES AND EQUITY IN UNDISTRIBUTED EARNINGS OF SUBSIDIARIES	(1.4)	375.0	8.3	—	381.9
Provision (benefit) for income taxes	(0.5)	140.0	0.4	—	139.9
Equity in undistributed earnings of subsidiaries	245.2	7.9	—	(253.1)	—
Income from continuing operations	244.3	242.9	7.9	(253.1)	242.0
Discontinued operations (net of tax)	—	2.3	—	—	2.3
NET INCOME	$244.3	$ 245.2	$ 7.9	$(253.1)	$ 244.3

CONDENSED CONSOLIDATING STATEMENT OF INCOME FOR THE FISCAL YEAR ENDED MAY 3, 2009

(in millions)

	Parent Company	Issuer	Subsidiary Non-guarantors	Consolidating Entries	Consolidated Total
Net sales	$ —	$3,529.5	$215.9	$(118.5)	$3,626.9
Cost of products sold	—	2,573.3	167.9	(118.5)	2,622.7
Gross profit	—	956.2	48.0	—	1,004.2
Selling, general and administrative expense	1.3	611.8	30.2	—	643.3
OPERATING INCOME (LOSS)	(1.3)	344.4	17.8	—	360.9
Interest expense	—	110.2	0.1	—	110.3
Other expense	—	19.0	5.1	—	24.1
INCOME (LOSS) BEFORE INCOME TAXES AND EQUITY IN UNDISTRIBUTED EARNINGS OF SUBSIDIARIES	(1.3)	215.2	12.6	—	226.5
Provision (benefit) for income taxes	(0.5)	77.2	2.1	—	78.8
Equity in undistributed earnings of subsidiaries	173.1	10.5	—	(183.6)	—
Income (loss) from continuing operations	172.3	148.5	10.5	(183.6)	147.7
Discontinued operations (net of tax)	—	24.6	—	—	24.6
NET INCOME	$172.3	$ 173.1	$ 10.5	$(183.6)	$ 172.3

CONDENSED CONSOLIDATING STATEMENT OF INCOME FOR THE FISCAL YEAR ENDED APRIL 27, 2008

(in millions)

	Parent Company	Issuer	Subsidiary Non-guarantors	Consolidating Entries	Consolidated Total
Net sales	$ —	$3,110.2	$176.0	$(106.4)	$3,179.8
Cost of products sold	—	2,285.9	140.4	(106.4)	2,319.9
Gross profit	—	824.3	35.6	—	859.9
Selling, general and administrative expense	1.1	513.9	26.4	—	541.4
OPERATING INCOME (LOSS)	(1.1)	310.4	9.2	—	318.5
Interest (income) expense	—	131.7	(0.3)	—	131.4
Other (income) expense	—	(3.1)	0.6	—	(2.5)
INCOME (LOSS) BEFORE INCOME TAXES AND EQUITY IN UNDISTRIBUTED EARNINGS OF SUBSIDIARIES	(1.1)	181.8	8.9	—	189.6
Provision (benefit) for income taxes	(0.4)	70.2	2.1	—	71.9
Equity in undistributed earnings of subsidiaries	133.8	6.8	—	(140.6)	—
Income from continuing operations	133.1	118.4	6.8	(140.6)	117.7
Discontinued operations (net of tax)	—	15.4	—	—	15.4
NET INCOME	$133.1	$ 133.8	$ 6.8	$(140.6)	$ 133.1

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS FOR THE FISCAL YEAR ENDED MAY 2, 2010
(in millions)

	Parent Company	Issuer	Subsidiary Non-guarantors	Consolidating Entries	Consolidated Total
OPERATING ACTIVITIES:					
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ —	$ 345.6	$ 10.3	$ —	$ 355.9
INVESTING ACTIVITIES:					
Capital expenditures	—	(94.3)	(10.6)	—	(104.9)
Dividends received	37.6	—	—	(37.6)	—
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	37.6	(94.3)	(10.6)	(37.6)	(104.9)
FINANCING ACTIVITIES:					
Proceeds from short-term borrowings	—	202.7	6.1	—	208.8
Payments on short-term borrowings	—	(202.7)	(1.6)	—	(204.3)
Proceeds from long-term debt		1,042.2			1,042.2
Principal payments on long-term debt	—	(1,315.7)	—	—	(1,315.7)
Payments of debt related costs	—	(43.6)	—	—	(43.6)
Dividends paid	(37.6)	(37.6)	—	37.6	(37.6)
Issuance of stock	12.3	—	—	—	12.3
Capital contribution	(12.3)	12.3	—	—	—
Excess tax benefits from stock-based compensation	—	1.7	—	—	1.7
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(37.6)	(340.7)	4.5	37.6	(336.2)
Effect of exchange rate changes on cash and cash equivalents	—	—	(3.8)	—	(3.8)
NET CHANGE IN CASH AND CASH EQUIVALENTS	—	(89.4)	0.4	—	(89.0)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	—	134.0	8.7	—	142.7
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ —	$ 44.6	$ 9.1	$ —	$ 53.7

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS FOR THE FISCAL YEAR ENDED MAY 3, 2009

(in millions)

	Parent Company	Issuer	Subsidiary Non-guarantors	Consolidating Entries	Consolidated Total
OPERATING ACTIVITIES:					
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ —	$ 184.1	$ 16.5	$ —	$ 200.6
INVESTING ACTIVITIES:					
Capital expenditures	—	(72.0)	(16.7)	—	(88.7)
Net proceeds from disposal of assets	—	365.8	—	—	365.8
Dividends received	31.6	—	—	(31.6)	—
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	31.6	293.8	(16.7)	(31.6)	277.1
FINANCING ACTIVITIES:					
Proceeds from short-term borrowings	—	515.5	2.2	—	517.7
Payments on short-term borrowings	—	(515.4)	(0.3)	—	(515.7)
Principal payments on long-term debt	—	(333.8)	—	—	(333.8)
Dividends paid	(31.6)	(31.6)	—	31.6	(31.6)
Issuance of stock	2.1	—	—	—	2.1
Capital contribution	(2.1)	2.1	—	—	—
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(31.6)	(363.2)	1.9	31.6	(361.3)
Effect of exchange rate changes on cash and cash equivalents	—	(2.4)	3.0	—	0.6
NET CHANGE IN CASH AND CASH EQUIVALENTS	—	112.3	4.7	—	117.0
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	—	21.7	4.0	—	25.7
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ —	$ 134.0	$ 8.7	$ —	$ 142.7

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS FOR THE FISCAL YEAR ENDED APRIL 27, 2008

(in millions)

	Parent Company	Issuer	Subsidiary Non-guarantors	Consolidating Entries	Consolidated Total
OPERATING ACTIVITIES:					
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ —	$ 277.5	$ 9.4	$ —	$ 286.9
INVESTING ACTIVITIES:					
Capital expenditures	—	(84.3)	(12.4)	—	(96.7)
Net proceeds from disposal of assets	—	17.5	—	—	17.5
Other items, net	—	(0.5)	—	—	(0.5)
Dividends received	82.2	—	—	(82.2)	—
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	82.2	(67.3)	(12.4)	(82.2)	(79.7)
FINANCING ACTIVITIES:					
Proceeds from short-term borrowings	—	543.6	—	—	543.6
Payments on short-term borrowings	—	(564.6)	(0.5)	—	(565.1)
Principal payments on long-term debt	—	(89.4)	—	—	(89.4)
Payments of debt related costs	—	(5.3)	—	—	(5.3)
Dividends paid	(32.2)	(82.2)	—	82.2	(32.2)
Issuance of stock	3.8	—	—	—	3.8
Capital contribution	(3.8)	3.8	—	—	—
Purchase of treasury stock	(50.0)		—	—	(50.0)
Excess tax benefits from stock-based compensation	—	0.1	—	—	0.1
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(82.2)	(194.0)	(0.5)	82.2	(194.5)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	—
NET CHANGE IN CASH AND CASH EQUIVALENTS	—	16.2	(3.5)	—	12.7
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	—	5.5	7.5	—	13.0
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ —	$ 21.7	$ 4.0	$ —	$ 25.7

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Evaluation of Disclosure Controls and Procedures

We conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, or "Disclosure Controls," as of the end of the period covered by this annual report on Form 10-K. This evaluation, or "Controls Evaluation" was performed under the supervision and with the participation of management, including our Chairman of the Board, President, Chief Executive Officer and Director (our "CEO") and our Executive Vice President, Administration and Chief Financial Officer (our "CFO"). Disclosure Controls are controls and procedures designed to reasonably ensure that information required to be disclosed in our reports filed under the Exchange Act, such as this annual report, is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission's rules and forms. Disclosure Controls include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our CEO and CFO, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. Our Disclosure Controls include some, but not all, components of our internal control over financial reporting. Our internal control over financial reporting was also separately evaluated as of the end of the period covered by this annual report on Form 10-K in connection with the Management's Report on Internal Control Over Financial Reporting which is set forth below.

Based upon the Controls Evaluation, and subject to the limitations noted in this Part II, Item 9A, our CEO and CFO have concluded that as of the end of the period covered by this annual report on Form 10-K, our Disclosure Controls were effective to provide reasonable assurance that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission, and that material information relating to Del Monte Foods Company and its consolidated subsidiaries is made known to management, including the CEO and CFO, particularly during the period when our periodic reports are being prepared.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Management assessed our internal control over financial reporting as of May 2, 2010, the end of our fiscal year. Management based its assessment on criteria established in the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway

Commission (COSO). Management's assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and our overall control environment. This assessment is supported by testing and monitoring performed by our Internal Audit and Finance departments.

Based on our assessment, management has concluded that our internal control over financial reporting was effective as of the end of the fiscal year to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles. We reviewed the results of management's assessment with the Audit Committee of our Board of Directors.

Our independent registered public accounting firm, KPMG LLP independently assessed the effectiveness of our internal control over financial reporting and issued an unqualified opinion, which is included in Part II, Item 8 of this annual report on Form 10-K and is incorporated by reference into this Part II, Item 9A.

Limitations on the Effectiveness of Controls

Our management, including our CEO and CFO, does not expect that our Disclosure Controls or our internal controls will prevent all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Del Monte have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with associated policies or procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Changes in Internal Control Over Financial Reporting

There have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended) during the most recent fiscal quarter that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

CEO and CFO Certifications

The certifications of the CEO and the CFO required by Rule 13a-14 of the Securities Exchange Act of 1934, as amended, or the "Rule 13a-14 Certifications" are filed as Exhibits 31.1 and 31.2 of this annual report on Form 10-K. This Part II, Item 9A of the annual report on Form 10-K should be read in conjunction with the Rule 13a-14 Certifications for a more complete understanding of the topics presented.

Item 9B. ***Other Information***

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

Information required by Item 10 of Part III of this annual report on Form 10-K will be included in our Proxy Statement relating to our 2010 Annual Meeting of Stockholders, our "2010 Proxy Statement," under captions relating to our director nominees, our directors, our executive officers, compliance with Section 16(a) reporting requirements, board meetings and committees and corporate governance matters, and such information is incorporated in this section by reference. The information under the heading "Employees—Executive Officers of the Registrant" in Item 1 of this annual report on Form 10-K is also incorporated in this section by reference. The information regarding our Standards of Business Conduct, including information regarding amendments and waivers thereunder, included in Item 1 of this annual report on Form 10-K is also incorporated in this section by reference.

Item 11. *Executive Compensation*

The information appearing under the headings "Director Compensation" and "Executive Compensation" in our 2010 Proxy Statement is incorporated in this section by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information appearing under the heading "Ownership of Del Monte Foods Company Common Stock" in our 2010 Proxy Statement is incorporated in this section by reference.

The information appearing under the heading "Equity Compensation Plan Information" in our 2010 Proxy Statement is incorporated in this section by reference.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information appearing under the headings "Review, Approval or Ratification of Transactions with Related Persons," "Independence of the Board of Directors" and "Board Meetings and Committees" in our 2010 Proxy Statement is incorporated in this section by reference.

Item 14. *Principal Accounting Fees and Services*

The information appearing under the headings "Auditor's Fees" and "Policies and Procedures Relating to Approval of Services by Auditor" in our 2010 Proxy Statement is incorporated in this section by reference.

PART IV

Item 15. *Exhibits, Financial Statement Schedules*

(a) 1. *Financial Statements*

(i) The following financial statements of Del Monte Foods Company and subsidiaries are included in Item 8:

Reports of KPMG LLP, Independent Registered Public Accounting Firm

Consolidated Balance Sheets—May 2, 2010 and May 3, 2009

Consolidated Statements of Income—Fiscal years ended May 2, 2010, May 3, 2009 and April 27, 2008

Consolidated Statements of Stockholders' Equity and Comprehensive Income—Fiscal years ended May 2, 2010, May 3, 2009 and April 27, 2008

Consolidated Statements of Cash Flows—Fiscal years ended May 2, 2010, May 3, 2009 and April 27, 2008

Notes to Consolidated Financial Statements

2. *Financial Statements Schedules*

Schedules have been omitted because they are inapplicable, not required, or the information is included elsewhere in the financial statements or notes thereto.

3. *Exhibits*

The exhibits listed on the accompanying Exhibit Index are incorporated in this annual report on Form 10-K by this reference and filed as part of this report. Each management contract or compensatory plan or arrangement required to be filed as an exhibit to this annual report on Form 10-K is indicated by a "**" on the accompanying Exhibit Index. See "Exhibit Index" for important information regarding our exhibits.

(b) See Item 15(a)3 above.

(c) See Item 15(a)1 and 15(a)2 above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEL MONTE FOODS COMPANY

By: /s/ RICHARD G. WOLFORD

Richard G. Wolford
Chairman of the Board, President and
Chief Executive Officer; Director

Date: June 29, 2010

POWER OF ATTORNEY

KNOWN ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David L. Meyers and James Potter, each of whom may act without joinder of the other, as their true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to the annual report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ RICHARD G. WOLFORD **Richard G. Wolford**	Chairman of the Board, President and Chief Executive Officer; Director	June 29, 2010
/s/ DAVID L. MEYERS **David L. Meyers**	Executive Vice President, Administration and Chief Financial Officer	June 29, 2010
/s/ RICHARD L. FRENCH **Richard L. French**	Senior Vice President, Treasurer, Chief Accounting Officer and Controller	June 29, 2010
/s/ SAMUEL H. ARMACOST **Samuel H. Armacost**	Director	June 29, 2010
/s/ TIMOTHY G. BRUER **Timothy G. Bruer**	Director	June 29, 2010
/s/ MARY R. HENDERSON **Mary R. Henderson**	Director	June 29, 2010
/s/ VICTOR L. LUND **Victor L. Lund**	Director	June 29, 2010
/s/ TERENCE D. MARTIN **Terence D. Martin**	Director	June 29, 2010
/s/ SHARON L. MCCOLLAM **Sharon L. McCollam**	Director	June 29, 2010
/s/ JOE L. MORGAN **Joe L. Morgan**	Director	June 29, 2010
/s/ DAVID R. WILLIAMS **David R. Williams**	Director	June 29, 2010

EXHIBIT INDEX

Agreements included as exhibits to this annual report on Form 10-K are included to provide information regarding their terms and are not intended to provide any other factual or disclosure information about Del Monte Foods Company (including its consolidated subsidiaries) or the other parties to the agreements. Where an agreement contains representations and warranties by any party, those representations and warranties have been made solely for the benefit of the other parties to the agreement or express third-party beneficiaries as explicitly set forth in the agreement. Any such representations and warranties:

- should not be treated as categorical statements of fact, but rather as an allocation of risk;
- may have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;
- may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and
- were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and may be subject to more recent developments.

Accordingly, any such representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time.

Exhibit Number	Description	Incorporated by Reference		
		Form	Exhibit	Filing Date
2.1	Agreement and Plan of Merger, dated as of June 12, 2002, by and among H. J. Heinz Company, SKF Foods Inc., Del Monte Foods Company and Del Monte Corporation	S-4/A	2.1	November 19, 2002
2.2	Asset Purchase Agreement between Del Monte Corporation and TreeHouse Foods, Inc., dated as of March 1, 2006	8-K	2.1	March 6, 2006
2.3	Stock Purchase Agreement by and among Del Monte Corporation and Meow Mix Holdings, Inc., the stockholders listed therein, and Meow Holdings LLC, as the stockholders representative, dated as of March 1, 2006	8-K	2.1	March 7, 2006
2.4	Asset Sale Agreement between Del Monte Corporation and Kraft Foods Global, Inc., dated as of March 15, 2006	8-K	2.1	March 20, 2006
2.5	Purchase Agreement by and among Del Monte Corporation, Dongwon Enterprise Co., Ltd., Dongwon Industries Co., Ltd., Dongwon F&B Co., Ltd., Starkist Co. and Starkist Samoa Co., dated as of June 29, 2008	8-K	2.1	July 2, 2008
3.1	Certificate of Incorporation of Del Monte Foods Company, as amended and restated September 24, 2009	8-K	3.1	September 25, 2009

Exhibit Number	Description	Incorporated by Reference		
		Form	Exhibit	Filing Date
3.2	Del Monte Foods Company Bylaws, as amended and restated September 24, 2009	8-K	3.2	September 25, 2009
4.1	Specimen Certificate for Del Monte Foods Company Common Stock	10-K	4.1	June 25, 2008
4.2	Indenture dated as of February 8, 2005, among Del Monte Corporation, as Issuer of 6¾% Senior Subordinated Notes due 2015, Del Monte Foods Company, as Guarantor, Mike Mac IHC, Inc., Star-Kist Samoa, Inc., Star-Kist Mauritius, Inc. and Marine Trading Pacific, Inc., as Guaranteeing Subsidiaries and Deutsche Bank Trust Company Americas, as Trustee	8-K	4.1	February 11, 2005
4.3	First Supplemental Indenture, dated as of May 19, 2006, among Del Monte Corporation, as Issuer, Del Monte Foods Company, as Guarantor, Star-Kist Samoa, Inc., Star-Kist Mauritius, Inc., Marine Trading Pacific, Inc., Meow Mix Holdings, Inc., The Meow Mix Company and Meow Mix Decatur Production I LLC, as Guaranteeing Subsidiaries and Deutsche Bank Trust Company Americas, as Trustee under the Indenture, dated as of February 8, 2005 providing for the issuance of 6¾% Senior Subordinated Notes due 2015	8-K	4.1	May 24, 2006
4.4	Form of 6¾% Senior Subordinated Note due 2015	8-K	4.2	February 11, 2005
4.5	Form of 6¾% Senior Subordinated Note due 2015 (registered)	S-4	4.13	November 7, 2005
4.6	Indenture, dated as of October 1, 2009, among Del Monte Corporation, Del Monte Foods Company, The Meow Mix Company, LLC, Meow Mix Decatur Production I, LLC and The Bank of New York Mellon Trust Company, N.A., as trustee	8-K	4.1	October 2, 2009
4.7	Form of 7½% Senior Subordinated Note due 2019	8-K	4.2	October 2, 2009
4.8	Registration Rights Agreement, dated as of October 1, 2009, among Del Monte Corporation, Del Monte Foods Company, The Meow Mix Company, LLC, Meow Mix Decatur Production I, LLC and the initial purchasers	8-K	4.3	October 2, 2009
10.1	Placement Agreement for Del Monte Corporation 6¾% Senior Subordinated Notes Due 2015, dated as of January 25, 2005	10-Q	10.15	March 10, 2005

Exhibit Number	Description	Incorporated by Reference		
		Form	Exhibit	Filing Date
10.2	Purchase Agreement for Del Monte Corporation 7 ½% Senior Subordinated Notes Due 2019, dated as of September 17, 2009	10-Q	10.6	December 9, 2009
10.3	Office Lease, dated October 7, 1999 between TMG/One Market, L.P. and Crossmarket, LLC (Landlord) and Del Monte Corporation (Tenant) (confidential treatment has been granted as to portions of the Exhibit)	10-Q	10.5	February 11, 2000
10.4	First Amendment to Office Lease, dated April 30, 2000, between TMG/One Market, L.P. (Landlord) and Del Monte Corporation (Tenant)	10-K	10.20	September 30, 2002
10.5	Second Amendment to Office Lease, dated March 23, 2001, between TMG/One Market, L.P. and Crossmarket, LLC (collectively as Landlord) and Del Monte Corporation (Tenant)	10-K	10.21	September 30, 2002
10.6	Office Lease dated December 31, 2003, between Continental/North Shore II, L.P. (Landlord) and Del Monte Corporation (Tenant) (confidential treatment has been granted as to portions of the Exhibit)	10-Q	10.2	March 9, 2004
10.7	Office Lease Agreement between Del Monte Corporation and PPF OFF ONE MARITIME PLAZA, LP, dated October 27, 2009 (confidential treatment has been granted as to portions of the Exhibit)	8-K	10.1	October 30, 2009
10.8	Supply Agreement, dated as of September 3, 1993, between Del Monte Corporation and Silgan Containers Corporation, as amended	S-1	10.12	October 13, 1993
10.9	First Amendment to Supply Agreement, dated as of December 21, 1993, between Del Monte Corporation and Silgan Containers Corporation	10-K	10.26	September 30, 2002
10.10	Second Amendment to Supply Agreement, dated as of May 12, 1994, between Del Monte Corporation and Silgan Containers Corporation	10-K	10.27	September 30, 2002
10.11	Third Amendment to Supply Agreement, dated as of April 28, 1995, between Del Monte Corporation and Silgan Containers Corporation	10-K	10.28	September 30, 2002
10.12	Fourth Amendment to Supply Agreement, dated as of November 5, 1998, between Del Monte Corporation and Silgan Containers Corporation (confidential treatment has been granted as to portions of the Exhibit)	10-K	10.29	September 30, 2002

Exhibit Number	Description	Incorporated by Reference		
		Form	Exhibit	Filing Date
10.13	Fifth Amendment to Supply Agreement, dated as of November 5, 1998, between Del Monte Corporation and Silgan Containers Corporation (confidential treatment has been granted as to portions of the Exhibit)	10-K	10.30	September 30, 2002
10.14	Sixth Amendment to Supply Agreement, dated as of June 7, 2002, between Del Monte Corporation and Silgan Containers Corporation (confidential treatment has been granted as to portions of the Exhibit)	10-K	10.31	September 30, 2002
10.15	Seventh Amendment to Supply Agreement, dated as of April 26, 2004, between Del Monte Corporation and Silgan Containers Corporation (confidential treatment has been granted as to portions of the Exhibit)	10-K	10.23	July 12, 2004
10.16	Amended and Restated Supply Agreement between Impress Group, B.V. and Del Monte Corporation, dated January 23, 2008 (confidential treatment has been granted as to portions of the Exhibit)	8-K	10.1	January 28, 2008
10.17	Bifurcation and Partial Assignment and Assumption Agreement among Del Monte Corporation, Impress Group, B.V. and Starkist Co. effective as of October 6, 2008 (confidential treatment has been granted as to portions of the Exhibit)	8-K	10.2	October 9, 2008
10.18	Operating Services Agreement between Starkist Co. and Del Monte Corporation, dated as of October 6, 2008 (confidential treatment has been granted as to portions of the Exhibit)	8-K	10.1	October 9, 2008
*10.19	Amendment No. 1 to Operating Services Agreement between Starkist Co. and Del Monte Corporation, dated as of April 27, 2010			
10.20	Restated Del Monte Foods Retail Brokerage Agreement between Del Monte Corporation and Advantage Sales and Marketing LLC effective as of November 4, 2008 (confidential treatment has been granted as to portions of the Exhibit)	8-K	10.1	November 6, 2008

Exhibit Number	Description	Incorporated by Reference		
		Form	Exhibit	Filing Date
10.21	Credit Agreement, dated as of February 8, 2005, among Del Monte Corporation, as borrower, Del Monte Foods Company, as guarantor, certain lenders, Morgan Stanley Senior Funding, Inc., as Syndication Agent, JPMorgan Chase Bank, N.A., Harris Trust and Savings Bank and Suntrust Bank, as Co-Documentation Agents, Banc of America Securities LLC, Morgan Stanley Senior Funding Inc. and JPMorgan Securities, Inc. as Joint Lead Arrangers and Joint Book Managers and Bank of America, N.A., as Administrative Agent	8-K	10.1	February 11, 2005
10.22	Amendment No. 1 dated January 20, 2006 to the Credit Agreement among Del Monte Corporation, as borrower, Del Monte Foods Company, as guarantor, certain lenders, Morgan Stanley Senior Funding, Inc., as Syndication Agent, JPMorgan Chase Bank, N.A., Harris Trust and Savings Bank and Suntrust Bank, as Co-Documentation Agents, Banc of America Securities LLC, Morgan Stanley Senior Funding Inc. and JP Morgan Securities, Inc. as Joint Lead Arrangers and Joint Book Managers and Bank of America, N.A., as Administrative Agent	8-K	10.1	January 24, 2006
10.23	Amendment No. 2 to the Credit Agreement, dated as of May 19, 2006, among Del Monte Corporation and the lender and agent parties thereto	8-K	10.3	May 24, 2006
10.24	Amendment No. 3 among Del Monte Corporation, Del Monte Foods Company and the lender and agent parties thereto dated August 15, 2006 to the Credit Agreement dated as of February 8, 2005	8-K	10.4	August 16, 2006
10.25	Amendment No. 4 among Del Monte Corporation, Del Monte Foods Company and the lender and agent parties thereto dated April 25, 2008 to the Credit Agreement dated as of February 8, 2005	8-K	10.5	April 25, 2008
10.26	Subsidiary Guaranty, dated as of February 8, 2005, by Mike Mac IHC, Inc., Star-Kist Samoa, Inc., Marine Trading Pacific, Inc. and Star-Kist Mauritius, Inc. in favor of the Secured Parties named therein	8-K	10.3	February 11, 2005
10.27	Subsidiary Guaranty Supplement, dated as of May 19, 2006, executed by Meow Mix Holdings, Inc. and its subsidiaries	8-K	10.4	May 24, 2006
10.28	Security Agreement, dated as of February 8, 2005, among Del Monte Corporation, Del Monte Foods Company, Mike Mac IHC, Inc., Star-Kist Samoa, Inc., Marine Trading Pacific, Inc., Star-Kist Mauritius, Inc. and Bank of America, N.A., as Administrative Agent	8-K	10.2	February 11, 2005

Exhibit Number	Description	Incorporated by Reference		
		Form	Exhibit	Filing Date
10.29	Security Agreement Supplement, dated as of May 19, 2006, executed by Meow Mix Holdings, Inc. and its subsidiaries	8-K	10.5	May 24, 2006
10.30	Credit Agreement, dated as of January 29, 2010, among Del Monte Corporation, as borrower, Del Monte Foods Company, as guarantor, and certain lender and agent parties thereto	8-K	10.1	February 2, 2010
10.31	Security Agreement, dated as of January 29, 2010, among Del Monte Corporation, Del Monte Foods Company and Bank of America, N.A., as Administrative Agent	8-K	10.2	February 2, 2010
**10.32	Del Monte Foods Company Non-Employee Directors and Independent Contractors 1997 Stock Incentive Plan (as amended through November 15, 2000)	S-8	4.1	December 20, 2000
**10.33	Del Monte Foods Company 1997 Stock Incentive Plan, as amended	10-Q	10.2	February 11, 2000
**10.34	Del Monte Foods Company 1998 Stock Incentive Plan (as amended through November 15, 2000)	S-8	4.2	December 20, 2000
**10.35	Del Monte Foods Company 2002 Stock Incentive Plan, as amended and restated effective July 28, 2009 and approved by the stockholders September 24, 2009	8-K	10.1	September 28, 2009
**10.36	Form of Del Monte Foods Company 2002 Stock Incentive Plan Performance Accelerated Restricted Stock Agreement	8-K	10.4	October 4, 2005
**10.37	Form of Del Monte Foods Company 2002 Stock Incentive Plan Performance Accelerated Restricted Stock Agreement	10-Q	10.3	December 7, 2006
**10.38	Form of Del Monte Foods Company 2002 Stock Incentive Plan Performance Accelerated Restricted Stock Agreement	10-Q	10.6	December 5, 2007
**10.39	Form of Del Monte Foods Company 2002 Stock Incentive Plan Performance Accelerated Restricted Stock Agreement	10-Q	10.3	December 4, 2008
**10.40	Form of Del Monte Foods Company 2002 Stock Incentive Plan Incentive Stock Option Agreement	8-K	10.2	October 4, 2005
**10.41	Form of Del Monte Foods Company 2002 Stock Incentive Plan Incentive Stock Option Agreement	10-Q	10.4	December 5, 2007

Exhibit Number	Description	Incorporated by Reference		
		Form	Exhibit	Filing Date
**10.42	Form of Del Monte Foods Company 2002 Stock Incentive Plan Non-Qualified Stock Option Agreement	8-K	10.3	October 4, 2005
**10.43	Form of Del Monte Foods Company 2002 Stock Incentive Plan Non-Qualified Stock Option Agreement	10-Q	10.5	December 5, 2007
**10.44	Form of Del Monte Foods Company 2002 Stock Incentive Plan Non-Qualified Stock Option Agreement	10-Q	10.2	December 4, 2008
**10.45	Form of Del Monte Foods Company 2002 Stock Incentive Plan Performance Shares Agreement	8-K	10.5	October 4, 2005
**10.46	Form of Del Monte Foods Company 2002 Stock Incentive Plan Performance Shares Agreement	10-Q	10.4	December 7, 2006
**10.47	Form of Del Monte Foods Company 2002 Stock Incentive Plan Performance Shares Agreement	8-K	10.1	May 1, 2008
**10.48	Form of Del Monte Foods Company 2002 Stock Incentive Plan Performance Shares Agreement	10-Q	10.1	December 4, 2008
**10.49	Del Monte Foods Company Annual Incentive Plan, as amended and restated effective July 28, 2009 and approved by the stockholders September 24, 2009	8-K	10.2	September 28, 2009
**10.50	Del Monte Corporation AIP Deferred Compensation Plan, as amended and restated effective April 28, 2008 and dated December 31, 2008 (frozen effective October 1, 2009)	10-Q	10.3	March 4, 2009
**10.51	Del Monte Corporation Supplemental Executive Retirement Plan (Fourth Restatement), as amended and restated effective January 1, 2009	10-Q	10.4	March 4, 2009
**10.52	Del Monte Corporation Additional Benefits Plan, as amended and restated effective January 1, 2009	10-Q	10.2	March 4, 2009
**10.53	Executive Medical Reimbursement Plan, as amended and restated, effective as of January 1, 2006	10-K	10.68	July 11, 2006
**10.54	Del Monte Foods Company Non-Employee Director Compensation Plan dated October 23, 2009	10-Q	10.5	December 9, 2009
**10.55	Del Monte Foods Company 2003 Non-Employee Director Deferred Compensation Plan, as amended on December 16, 2004	8-K	10.1	December 21, 2004
**10.56	Del Monte Foods Company 2005 Non-Employee Director Deferred Compensation Plan, as amended and restated December 15, 2005	8-K	10.1	December 16, 2005

Exhibit Number	Description	Incorporated by Reference		
		Form	Exhibit	Filing Date
**10.57	Del Monte Foods Company 2005 Non-Employee Director Deferred Compensation Plan—Plan Agreement—2006	8-K	10.2	December 16, 2005
**10.58	Amendment No. 1 to the Del Monte Foods Company 2005 Non-Employee Director Deferred Compensation Plan, effective as of January 1, 2008 and dated December 31, 2008	10-Q	10.5	March 4, 2009
**10.59	Form of Del Monte Foods Company Restricted Stock Unit Agreement for Non-Employee Directors	10-Q	10.5	December 7, 2006
**10.60	Del Monte Foods Company Deferred Compensation Plan, effective October 1, 2009	8-K	10.2	September 29, 2009
**10.61	Employment Agreement and Promissory Note of Richard G. Wolford	10-K	10.25	September 22, 1998
**10.62	First Amendment to Employment Agreement of Richard G. Wolford, dated July 1, 1999	10-K	10.45	September 30, 2002
**10.63	Second Amendment to Employment Agreement of Richard G. Wolford, dated March 26, 2002	10-K	10.46	September 30, 2002
**10.64	Third Amendment to Employment Agreement by and between Del Monte Foods Company and Richard G. Wolford, executed as of November 11, 2004	8-K	10.1	November 17, 2004
**10.65	Fourth Amendment to Employment Agreement by and between Del Monte Foods Company and Richard G. Wolford, executed December 14, 2005	10-Q	10.8	March 9, 2006
**10.66	Fifth Amendment to Employment Agreement by and between Del Monte Foods Company and Richard G. Wolford, executed August 8, 2007	10-Q	10.1	September 6, 2007
**10.67	Sixth Amendment to Employment Agreement by and between Del Monte Foods Company and Richard G. Wolford, executed as of July 29, 2009	10-Q	10.1	September 9, 2009
**10.68	Employment Agreement by and between Del Monte Corporation and David L. Meyers, executed as of November 11, 2004	8-K	10.2	November 17, 2004
**10.69	First Amendment to Employment Agreement by and between Del Monte Corporation and David L. Meyers, executed August 8, 2007	10-Q	10.2	September 6, 2007
**10.70	Employment Agreement by and between Del Monte Corporation and Nils Lommerin, executed as of November 11, 2004	8-K	10.3	November 17, 2004

Exhibit Number	Description	Incorporated by Reference		
		Form	Exhibit	Filing Date
**10.71	First Amendment to Employment Agreement by and between Del Monte Corporation and Nils Lommerin, executed August 8, 2007	10-Q	10.3	September 6, 2007
**10.72	Employment Agreement by and between Del Monte Corporation and Timothy A. Cole, executed November 11, 2004	10-K	10.68	June 25, 2008
**10.73	First Amendment to Employment Agreement by and between Del Monte Corporation and Timothy A. Cole, executed August 8, 2007	10-Q	10.4	September 6, 2007
**10.74	Executive Severance Plan, as amended July 23, 2009	10-Q	10.2	September 9, 2009
**10.75	Executive Perquisite Plan, as amended and restated effective July 1, 2008	10-K	10.74	June 25, 2008
10.76	Separation Agreement, dated as of June 12, 2002, by and between H. J. Heinz Company and SKF Foods Inc.	S-4/A	99.2	November 19, 2002
10.77	Master Confirmation entered into by Del Monte and Goldman Sachs on June 22, 2010 (confidential treatment has been requested as to portions of the Exhibit)	8-K	10.1	June 25, 2010
10.78	Supplemental Confirmation entered into by Del Monte and Goldman Sachs on June 22, 2010 (confidential treatment has been requested as to portions of the Exhibit)	8-K	10.2	June 25, 2010
*21	Subsidiaries of Del Monte Foods Company			
*23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm			
*24	Power of Attorney (see signature page to this Annual Report on Form 10-K)			
*31.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002			
*31.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002			
*32.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002			
*32.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002			
^101.INS	XBRL Instance Document			

Exhibit Number	Description	Incorporated by Reference		
		Form	Exhibit	Filing Date
^101.SCH	XBRL Taxonomy Extension Schema Document			
^101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document			
^101.DEF	XBRL Taxonomy Extension Definition Linkbase Document			
^101.LAB	XBRL Taxonomy Extension Label Linkbase Document			
^101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document			

---

* filed or furnished herewith

** indicates a management contract or compensatory plan or arrangement

^ furnished herewith

XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

[THIS PAGE INTENTIONALLY LEFT BLANK]

Exhibit 31.1

CERTIFICATION

I, Richard G. Wolford, certify that:

1. I have reviewed this annual report on Form 10-K of Del Monte Foods Company;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)), for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: June 29, 2010

/s/ RICHARD G. WOLFORD

Richard G. Wolford
Chairman of the Board, President
and Chief Executive Officer; Director

Exhibit 31.2

CERTIFICATION

I, David L. Meyers, certify that:

1. I have reviewed this annual report on Form 10-K of Del Monte Foods Company;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)), for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: June 29, 2010

/s/ DAVID L. MEYERS

David L. Meyers
Executive Vice President, Administration
and Chief Financial Officer

Exhibit 32.1

CERTIFICATION

Pursuant to the requirements set forth in Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended, and Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350), the undersigned, in his capacity as the Chief Executive Officer of Del Monte Foods Company, hereby certifies that, to the best of his knowledge:

1. The annual report of Del Monte Foods Company on Form 10-K for the period ended May 2, 2010, to which this certification is attached as Exhibit 32.1 (the "Periodic Report"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Periodic Report fairly presents, in all material respects, the financial condition and results of operations of Del Monte Foods Company at the end of and for the period covered by the Periodic Report.

Date: June 29, 2010

/s/ RICHARD G. WOLFORD

Richard G. Wolford
Chairman of the Board, President and Chief Executive Officer; Director

This certification accompanies and is being "furnished" with this Periodic Report, shall not be deemed "filed" by Del Monte Foods Company (the "Company") for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that Section and shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Periodic Report, irrespective of any general incorporation language contained in such filing. A signed original of this written statement required by Section 906 has been provided to Del Monte Foods Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

CERTIFICATION

Pursuant to the requirements set forth in Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended, and Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350), the undersigned, in his capacity as the Chief Financial Officer of Del Monte Foods Company, hereby certifies that, to the best of his knowledge:

1. The annual report of Del Monte Foods Company on Form 10-K for the period ended May 2, 2010, to which this certification is attached as Exhibit 32.2 (the "Periodic Report"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Periodic Report fairly presents, in all material respects, the financial condition and results of operations of Del Monte Foods Company at the end of and for the period covered by the Periodic Report.

Date: June 29, 2010

/s/ DAVID L. MEYERS

David L. Meyers
Executive Vice President, Administration
and Chief Financial Officer

This certification accompanies and is being "furnished" with this Periodic Report, shall not be deemed "filed" by Del Monte Foods Company (the "Company") for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that Section and shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Periodic Report, irrespective of any general incorporation language contained in such filing. A signed original of this written statement required by Section 906 has been provided to Del Monte Foods Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

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Directors & Executive Officers

Directors

Richard G. Wolford
Chairman of the Board, President
and Chief Executive Officer;
Director

Samuel H. Armacost
Director

Timothy G. Bruer
Director

Mary R. (Nina) Henderson
Director

Victor L. Lund
Lead Director

Terence D. Martin
Director

Sharon L. McCollam
Director

Joe L. Morgan
Director

David R. Williams
Director

Executive Officers

Richard G. Wolford
Chairman of the Board, President
and Chief Executive Officer;
Director

Nils Lommerin
Chief Operating Officer

David L. Meyers
Executive Vice President,
Administration and Chief Financial Officer

David W. Allen
Executive Vice President, Operations

Larry E. Bodner
Executive Vice President, Finance

Timothy A. Cole
Executive Vice President, Sales

Marc L. Brown
Senior Vice President,
Corporate Service Center and
Chief Information Officer

Richard L. French
Senior Vice President, Treasurer,
Chief Accounting Officer and Controller

Richard W. Muto
Senior Vice President and
Chief Human Resources Officer

William D. Pearce
Senior Vice President,
Chief Marketing Officer

James G. Potter
Senior Vice President,
General Counsel and Secretary

Corporate & Stockholder Information

Corporate Headquarters
Del Monte Foods Company
One Market @ The Landmark
San Francisco, CA 94105
415 247 3000
www.delmonte.com

Mailing Address
Del Monte Foods Company
P.O. Box 193575
San Francisco, CA 94119-3575

Annual Meeting
The annual meeting of stockholders will be held Thursday, September 23, 2010, at 10:00 a.m.
Hyatt Regency San Francisco
Five Embarcadero Center
San Francisco, CA 94111
415 788 1234

Investor Relations
Del Monte Foods Company
P.O. Box 193575
San Francisco, CA 94119-3575
415 247 3382
Investor.Relations@delmonte.com
http://investors.delmonte.com

Trustees and Paying Agents
Del Monte Corporation's Trustee and Paying Agent for its $250 million 6.75% Senior Subordinated Notes due 2015 is:
Deutsche Bank Trust Company Americas
Trust & Securities Services
60 Wall Street, 27th Floor
New York, NY 10005

Del Monte Corporation's Trustee and Paying Agent for its $450 million 7.50% Senior Subordinated Notes due 2019 is:
The Bank of New York Mellon Trust Company, N.A.
700 S. Flower Street, 5th Floor
Los Angeles, CA 90017

Independent Auditors
KPMG LLP
55 Second Street, Suite 1400
San Francisco, CA 94105

Transfer Agent and Registrar
Address stockholders inquiries to:
BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015
866 582 1370
800 231 5469 (Hearing Impaired—TDD Phone)
shrrelations@bnymellon.com
www.bnymellon.com/shareowner/isd

Send certificates for transfer and address changes to:
BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015

Stock Exchange Listing and Market Price
Del Monte Foods Company's common stock is listed on the New York Stock Exchange under the symbol DLM.

The certification of the Chief Executive Officer required by the NYSE Listing Standards, Section 303A.12(a), relating to Del Monte Foods Company's compliance with the NYSE Corporate Governance Listing Standards, was submitted to the NYSE on October 9, 2009. The certification indicated that the Chief Executive Officer was not aware of any violations of the Listing Standards by the Company.

The following table sets forth the high and low sale prices for Del Monte Foods Company common stock as reported by the NYSE for the periods indicated.

Fiscal 2010	HIGH	LOW
First Quarter	$9.95	$7.60
Second Quarter	12.00	9.53
Third Quarter	11.85	10.42
Fourth Quarter	16.14	11.31
Fiscal 2009		
First Quarter	$9.85	$6.78
Second Quarter	9.41	5.22
Third Quarter	7.39	5.06
Fourth Quarter	8.00	6.19

At April 30, 2010, the closing price per share for our common stock, as reported by the NYSE, was $14.94.

Del Monte Foods Annual Report 2010

About Del Monte Foods

Del Monte Foods is one of the country's largest and most well-known producers, distributors and marketers of premium quality, branded pet products and food products for the U.S. retail market, generating approximately $3.7 billion in net sales in fiscal 2010. With a powerful portfolio of brands, Del Monte products are found in eight out of ten U.S. households. Pet food and pet snacks brands include *Meow Mix®*, *Kibbles 'n Bits®*, *Milk-Bone®*, *9Lives®*, *Pup-Peroni®*, *Gravy Train®*, *Nature's Recipe®*, *Canine Carry-Outs®* and other brand names. Food product brands include *Del Monte®*, *Contadina®*, *S&W®*, *College Inn®* and other brand names. The Company also produces and distributes private label pet products and food products.

Del Monte.
Nourishing Families.
Enriching Lives.
Every Day.™


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Del Monte Foods
One Market @ The Landmark
San Francisco, CA 94105
www.delmonte.com